     As filed with the Securities and Exchange Commission on April 4, 2000
                                                     Registration No. 333-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               eFUNDS CORPORATION
             (Exact name of registrant as specified in its charter)

        Delaware                      7374                   39-1506286
    (State or other            (Primary Standard          (I.R.S. Employer
    jurisdiction of                Industrial           Identification No.)
    incorporation or          Classification Code)
     organization)

                            400 West Deluxe Parkway
                                 P.O. Box 12536
                           Milwaukee, Wisconsin 53212
                                 (414) 341-5000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             John A. Blanchard III
                      Chairman and Chief Executive Officer
                               eFunds Corporation
                            400 West Deluxe Parkway
                                 P.O. Box 12536
                           Milwaukee, Wisconsin 53212
                                 (414) 341-5000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
      Jonathan B. Abram, Esq.                 Raymond W. Wagner, Esq.
        Dorsey & Whitney LLP                 Simpson Thacher & Bartlett
       Pillsbury Center South                   425 Lexington Avenue
       220 South Sixth Street                    New York, NY 10017
       Minneapolis, MN 55402                       (212) 455-2000
           (612) 340-2600                    Facsimile: (212) 455-2502
     Facsimile: (612) 340-0738

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                                ----------------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 Title of Each Class of                    Proposed Maximum Aggregate    Amount of
               Securities to be Registered                     Offering Price (1)     Registration Fee
--------------------------------------------------------------------------------
Common Stock, $.01 par value(2)..........................       $115,000,000.00          $30,360.00

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Estimated solely for the purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2) Includes certain associated preferred stock purchase rights that will be issued to each stockholder pursuant to a rights agreement.

                                ----------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information contained in this prospectus is not complete and may be       +
+changed. These securities may not be sold until the registration statement + +filed with the Securities and Exchange Commission is declared effective. This + +prospectus is not an offer to sell these securities and it is not soliciting + +an offer to buy these securities in any state where the offer or sale is not +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   Subject to Completion, dated April 4, 2000

PROSPECTUS
                                       Shares

[LOGO]

                                  Common Stock

--------------------------------------------------------------------------------

This is our initial public offering of shares of common stock. We are offering
           shares.We are presently a subsidiary of Deluxe Corporation. No public market currently exists for our shares.We anticipate that the initial
public offering price will be between $         and $         per share.

We have applied to list the shares on the Nasdaq National Market under the symbol "EFDS."

     Investing in our shares involves risks. Risk Factors begin on page 6.

                                                                 Per Share Total
                                                                 --------- -----
Public Offering Price...........................................   $       $
Underwriting Discount...........................................   $       $
Proceeds to eFunds..............................................   $       $

We have granted the underwriters a 30-day option to purchase up to additional shares of common stock on the same terms and conditions as set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares
on or about         , 2000.

--------------------------------------------------------------------------------

Lehman Brothers                                         Bear, Stearns & Co. Inc.

FAC/Equities                                        John G. Kinnard and Company,
                                       Incorporated

     , 2000

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    1
Risk Factors........................    6
Forward-Looking Statements..........   16
Our Separation from Deluxe..........   16
Use of Proceeds.....................   17
Dividend Policy.....................   17
Capitalization......................   18
Dilution............................   19
Selected Financial Data.............   20
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   22
Business............................   33

                                     Page
                                     ----
Management..........................  53
Agreements Between eFunds and
 Deluxe.............................  64
Principal Stockholder...............  70
Description of Capital Stock........  70
Shares Eligible for Future Sale.....  75
Certain United States Federal Tax
 Consequences to Non-United States
 Holders............................  76
Underwriting........................  78
Legal Matters.......................  81
Experts.............................  81
Where You Can Find More
 Information........................  81
Index to Consolidated Financial
 Statements......................... F-1


                               ----------------

   You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

   AccountChex Plus(SM), Connex(TM), ChexSystems logo, DebitBureau(SM), eFunds, FraudFinder(SM), Integreat!(SM), New AccountChex(SM), SCAN(SM), QualiFile(SM) and DataNavigator(TM) are our trademarks and service marks. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

   Until         , 2000, all dealers selling shares of our common stock,
whether or not participating in this offering, may be required to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   You should read the following summary with the more detailed information and financial statements and related notes appearing elsewhere in this prospectus.

                               eFunds Corporation

Our Business

   We are a leading provider of end-to-end electronic debit payment solutions to financial institutions, retailers, electronic funds transfer networks and e-commerce providers. Our primary products and services include:

  .  decision support and risk management tools;

  . electronic funds transfer processing, monitoring and settlement services; and

  . professional services, including information technology consulting and business process management.

   We offer these products and services as comprehensive solutions or as independent offerings. We are a single source of electronic debit payment solutions whether payments are made using payment cards or paper checks, or whether the transaction is accomplished at retail locations or automated teller machines, or ATMs, through mail or telephone orders or over the Internet.

   Our decision support and risk management tools combat identity fraud and account abuse, using our leading DebitBureau database of more than 2.7 billion records. We are a leading third party processor of electronic funds transfers in the United States and can process electronic payments cost-effectively to all electronic funds transfer networks on a worldwide basis. As part of our comprehensive solutions, we offer professional services, including implementation and integration of our software, custom software development, creation of e-commerce applications and business process management.

   Our clients include:

  . 16 of the 20 largest United States financial institutions, including Bank of America, Citibank and Bank One;

  . 17 of the 20 largest United States retailers, including Wal-Mart, Home Depot and Safeway;

  . large electronic funds transfer networks, including STAR Systems and NYCE;

  .  e-commerce providers, including USA Bancshares.com and X.com; and

  . international financial institutions, including Bank of Montreal, NatWest and The Royal Bank of Scotland.

Our Market Opportunity

   The global payment system is undergoing rapid change as new technologies and new business requirements, primarily in e-commerce, cause newer electronic payment methods to supplant traditional paper methods. Debit cards are among the fastest growing payment method in the United States. The Nilson Report estimates that the use of debit cards in the United States will increase from 3.7%, or $168 billion, of total consumer transactions in 1998 to 10.9%, or $743 billion, in 2005. The Nilson Report also estimates that the number of debit card transactions in the United States will increase at a compound annual growth rate of 21.6% from 1998 to 2005 and that the number of debit card transactions will exceed credit card transactions by 2007.

   At the same time as consumers and businesses are seeking new payment methods, merchants are seeking to reduce transaction costs by increasing the use of electronic payments, which are typically one-third the cost of paper-based transactions. Debit cards further lower transaction costs compared to credit cards due to higher processing costs and fees for credit card payments. Financial service companies also face pressures to adopt new payment technologies, such as online banking and online brokerage accounts, to better serve their customers and reduce costs. In addition, financial institutions and retailers are increasing their use of external information technology service providers to implement new technologies and e-commerce applications, control costs and address shortages of information technology resources.

   Financial institutions and retailers also face significant payment costs from debit fraud, including use of a false or stolen identity, and account abuse, such as writing checks with insufficient funds or opening and closing accounts to avoid payments. Debit fraud losses totaled $1.3 billion for banks and $13 billion for merchants in the United States in 1998, according to the Tower Group, and have increased for merchants at a rate of 5% per year since 1996.

Our Competitive Advantages

   To address the rapid changes and pressures in the global payment system, we provide comprehensive electronic debit payment solutions that offer the following advantages for our clients:

  . End-to-End Solutions. We provide end-to-end solutions that enable our clients to manage the complete electronic debit payment cycle using our products and services. Our solutions help clients to reduce transaction costs, manage risks and enhance their customer relationships.

  . Premier Database. Our DebitBureau database of more than 2.7 billion records is the most comprehensive source of debit data in the industry. DebitBureau aggregates data from over 86,000 financial service locations and 82,000 retail locations. The breadth and depth of our DebitBureau allow us to develop more powerful risk management and analytical tools. Our clients can draw on DebitBureau to make better risk management decisions, such as authorizing a new checking account or accepting a check, and to improve customer relationship decisions, such as identifying opportunities to cross-sell additional services to their customers.

  . Global Processing Capabilities. Our electronic debit payment services give our clients the ability to process debit payment transactions through all electronic funds transfer networks on a worldwide basis. We are a leading third party processor of debit electronic funds transfers in the United States, processing approximately five billion transactions in 1999. Our processing services drive more than 98,000 point-of-sale devices and more than 9,500 ATMs. We monitor over 5,200 of these ATMs for system irregularities.

  . Expertise in Electronic Commerce. We have focused on facilitating electronic debit payments since 1976. This long history and industry focus provides us with the experience and capabilities to facilitate electronic debit payments through any channel, including the Internet, point-of-sale devices or ATMs.

  . Global Resources for Information Technology. Our information technology professionals customize and implement our electronic debit payment solutions, develop new software applications for our solutions as well as custom applications for our clients, and produce custom e-commerce and Internet-related software solutions. We team onsite consultants in the United States who analyze and manage the project with software developers in India who execute client-specific software solutions.

Our Strategy

   Our objective is to be the leading provider of electronic debit payment solutions. We intend to implement the following strategies to achieve this objective:

  . Expand e-Commerce and Internet Delivery Capabilities. We intend to continue to adapt our core capabilities in transaction processing, fraud prevention and client account management for Internet applications and to develop products and services that will enable new e-commerce channels, such as business to business electronic payment transactions.

  . Extend Technology Leadership. We intend to continue to enhance our position as a technology leader by introducing new products that provide greater risk management and value-added functionality.

  . Expand Existing Client Relationships and Attract New Clients. We intend to expand our sales force to develop new clients, build brand awareness and cross-sell all the components of our comprehensive suite of products and services. We believe we can expand our relationships with existing customers as we continue to integrate our information and processing capabilities with our professional services into new comprehensive information-based electronic debit payment solutions. We are particularly focusing on Internet opportunities.

  . Seek Acquisition and Strategic Alliance Opportunities. We intend to pursue acquisitions of complementary businesses, technologies or product lines. For example, we recently acquired an interest in a provider of ATM management and outsourcing services to retailers and financial institutions.

  . Broaden International Sales. We intend to expand in international markets by further penetrating our existing client base and by focusing on emerging international markets lacking established electronic payment systems. We currently derive approximately 10% of our revenue from international sales in 22 countries.

Our Separation From Deluxe

   On January 31, 2000, Deluxe announced a plan to combine our businesses into a separate, publicly-traded company. We believe that our complete separation from Deluxe will enable us to realize the following benefits:

  . direct access to the capital markets that will allow us to raise capital on a more cost effective basis to fund our growth initiatives;

  . greater strategic focus on our core businesses and growth opportunities and elimination of any competition for available capital; and

  . increased ability to attract, retain and motivate employees through incentive compensation tied to the market performance of our common stock.

   After this offering, Deluxe will own about     % of the outstanding shares
of our common stock, or about     % if the underwriters exercise their over-
allotment option in full. Deluxe has announced that it plans to distribute all of its shares of our common stock to its shareholders through an offer to exchange their Deluxe shares for our common stock owned by Deluxe. In this prospectus we generally refer to that exchange offer as a split-off. Deluxe's plans for a split-off are subject to receiving a private letter ruling from the Internal Revenue Service that the split-off will be tax-free to Deluxe and its shareholders for U.S. federal income tax purposes. Deluxe has the sole discretion to determine whether to proceed with the distribution based on the best interests of Deluxe's shareholders and to decide what will be the timing, structure and terms of the split-off. Subject to these conditions, Deluxe plans to complete the split-off within one year following the completion of this offering. Deluxe has submitted a private letter ruling request to the Internal Revenue Service.

Our Government Services Business

   Among our businesses is our government services business. This business provides online electronic transfer of benefits under selected entitlement programs on behalf of state and local governments, as well as Medicaid eligibility verification services. The electronic benefits transfer business has a history of losses that have resulted in special charges for loss contracts and asset impairments. As a consequence, we have decided to exit this business as soon as we complete our current contractual obligations in 2006. Deluxe has agreed to indemnify us for future losses on currently unprofitable government services contracts up to a specified amount.

Information About Us

   We were incorporated in Delaware in December 1984. Our principal executive offices are located at 400 W. Deluxe Parkway, P.O. Box 12536, Milwaukee, Wisconsin 53212 and our telephone number is 414-341-5000. Our Internet address is www.efunds.com. The information contained on our website is not a part of this prospectus.

                                  The Offering

Common stock offered................           shares
Common stock to be outstanding
 after the offering.................
                                               shares
Use of proceeds.....................  General corporate purposes, including acquisitions, strategic alliances and
                                      working capital.
Proposed Nasdaq National Market       EFDS
 symbol.............................

   Unless we specifically state otherwise, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option. If the underwriters exercise their over-allotment option in full, shares of common stock will be outstanding after this offering.

   The number of shares of our common stock to be outstanding immediately after
this offering does not take into account          shares of our common stock
reserved for issuance under our stock plans. We expect to grant options to
purchase an aggregate of          shares of our common stock upon completion of
this offering with an exercise price equal to the initial public offering price, unless a lower price is required by foreign law or government regulation.

   At the time of the split-off, all outstanding options to purchase Deluxe common stock will be converted into new options to purchase Deluxe common stock and options to purchase our common stock. The actual number of options will be determined at the time of the split-off based on the market price of our common stock and Deluxe common stock. Based upon an assumed initial public offering price of $ per share and assuming the market price of Deluxe's common stock
at that time is the same as the market price on       , 2000, the number of our
shares for which options would be granted would be        and the weighted
average exercise price would be $       per share.

                             Summary Financial Data

                                                  Year Ended December 31,
                                                 ----------------------------
                                                   1997      1998      1999
                                                 --------  --------  --------
                                                 (in thousands, except per
                                                           share
                                                    and operating data)
Statement of Operations Data:
Net sales....................................... $229,065  $267,520  $302,340
                                                 --------  --------  --------
  Cost of sales, excluding loss contract and
   asset impairment charges.....................  143,966   171,359   185,590
  Loss contract and asset impairment charges....      --     40,949     8,700
                                                 --------  --------  --------
    Total cost of sales.........................  143,966   212,308   194,290
                                                 --------  --------  --------
Gross margin....................................   85,099    55,212   108,050
                                                 --------  --------  --------
  Selling, general and administrative...........   70,542    81,198   105,382
  Research and development......................    1,398       625     3,756
  Asset impairment charges......................   11,831       --        --
                                                 --------  --------  --------
    Total operating expenses....................   83,771    81,823   109,138
                                                 --------  --------  --------
Income (loss) from operations...................    1,328   (26,611)   (1,088)
Other income (expense)
  Legal proceedings.............................  (40,050)    4,157     2,094
  Other income (expense)........................     (918)   (3,495)   (4,609)
  Interest income (expense).....................     (825)    2,789       963
                                                 --------  --------  --------
Loss before income taxes........................  (40,465)  (23,160)   (2,640)
                                                 --------  --------  --------
Benefit (provision) for income taxes............    6,397     8,569    (5,586)
                                                 --------  --------  --------
Net loss........................................ $(34,068) $(14,591) $ (8,226)
                                                 ========  ========  ========
Net loss per share--basic and diluted........... $(13,627) $ (5,836) $ (3,290)
Shares used in computing basic and diluted net
 loss per share.................................    2,500     2,500     2,500
Pro forma basic and diluted net loss per
 share(1).......................................
Shares used in computing pro forma basic and
 diluted net loss per share(1)..................
Operating Data:
Account verifications inquiries (millions)......     28.6      30.3      32.1
Transactions processed (millions)...............    3,313     3,944     5,019
ATMs driven at period end.......................    5,766     5,623     8,596

                                                            December 31, 1999
                                                         -----------------------
                                                          Actual  As Adjusted(2)
                                                         -------- --------------
                                                             (in thousands)
Balance Sheet Data:
Cash and cash equivalents (3)........................... $ 35,849
Working capital.........................................   25,607
Total assets............................................  289,929
Long-term debt, excluding current portion...............    3,597
Total stockholder's equity..............................  199,105

--------
(1)  Reflects a     for     stock split in connection with this offering.
(2)  As adjusted to reflect the sale of      shares of common stock in this
     offering, assuming a public offering price of $         per share, and the
     receipt of the net proceeds after deducting the underwriting discount and estimated offering expenses.
(3) Excludes restricted cash which represents cash that we have supplied for a client's ATMs and cash that we temporarily hold in custodial accounts on behalf of clients.

                                  RISK FACTORS

   You should carefully consider the risks described below and other information in this prospectus before making a decision to buy our common stock.

Risks Relating to Our Business and Industry

   We have had net losses over the past several years, and we may not achieve profitability.

   We had net losses of $8.2 million in 1999 and $14.6 million in 1998, and we may not achieve or maintain profitability.

   Our governmental services business contributed operating losses of approximately $6.6 million in 1999 and $47.7 million in 1998, including special charges for loss contracts and asset impairments. We anticipate an additional loss contract charge in early 2000 due to the execution of a definitive long-term agreement with a prime contractor of electronic benefit transfer services for whom we have been providing services. We intend to exit the government services business after we complete our obligations under our long-term contracts in 2006. Deluxe has agreed to indemnify us for any losses on identified loss contracts in excess of the loss contract reserves up to $ . The loss contract reserves are based on estimates of future performance of identified contracts which may not be realized. As a result, we may incur losses beyond our current reserves and Deluxe's indemnification. In addition, we may be unable to manage effectively our exit from the government services business if we are unable to retain key employees and maintain case load volumes, which could result in further losses. Furthermore, our professional services business is new and developing and has contributed operating losses of $10.7 million in 1999 and $3.4 million in 1998. As a consequence, the prospects for our professional services business must be considered in light of the risks and uncertainties encountered by businesses in the early stage of development in new and rapidly evolving markets.

   Our ability to achieve profitability will depend on growth in electronic debit payments, our ability to attract new clients, the market acceptance of our new products and services and our ability to control further losses on government services contracts.

   Our inability to successfully integrate our existing businesses could limit our growth.

   In April 1999, we began the process of combining various separate businesses into an integrated electronic debit payment business. Our range of product and service offerings has changed since that time and our business model is still new and developing. We may not be able to realize the anticipated strategic and other benefits of this combination in a timely manner. Our management will continue to be required to devote substantial attention to the process of integrating our operations, technologies and personnel and consolidating our infrastructure. The diversion of management's attention and any difficulties encountered during the transition could have an adverse impact on our on-going business activities and limit our growth.

   If we fail to develop and introduce new and enhanced products and services, we will not be able to compete effectively and our ability to generate revenues will suffer.

   Our success will depend in part on our ability to continue to develop and introduce new and enhanced electronic debit payment solutions that keep pace with competitive introductions, technological changes and changing customer preferences. If we fail to anticipate or respond adequately to new developments, we may lose opportunities for business with both current and potential customers.

   Legislation relating to consumer privacy protection could harm our ability to collect and use data, increase our operating costs or otherwise harm our business.

   The success of our business depends in part on our ability to collect information for DebitBureau and provide risk management services to our clients. Exisitng and new laws and regulations relating to consumer privacy protection, however, could harm our ability to collect and use data, increase our operating costs or otherwise harm our business. Due to the increasing public concern over consumer privacy rights, Congress and state legislatures have adopted and are considering adopting laws and regulations restricting the purchase, sale and sharing of personal information about consumers.

   The new federal financial modernization law, known as the Gramm-Leach-Bliley Act, imposes significant new consumer information privacy requirements on a wide range of companies, including financial institutions from whom we obtain information. The Act requires covered companies to develop and implement policies to protect the security and confidentiality of consumers' nonpublic personal information and to disclose those policies to consumers before a customer relationship is established and annually thereafter. In addition, the Act requires covered companies to give an opt-out notice to consumers before sharing consumer information with third parties. The opt-out notice requirement in the Act is subject to several exceptions, which we believe apply to our business, thereby allowing banks to continue to provide nonpublic personal information to us. The Act, however, also requires federal agencies, such as the Comptroller of the Currency and the Federal Trade Commission, to issue proposed regulations to implement these requirements. Certain provisions of the Federal Trade Commission's proposed regulations, if enacted, would expand the scope of the Act in ways which could adversely affect our business.

   The Act does not prohibit state legislation or regulations that are more restrictive on our collection and use of data. More restrictive legislation or regulations have been introduced and could be introduced in the future, in Congress and the states. We are unable to predict whether such legislation or regulations will be adopted or their effect on our business.

   We face intense competition in all areas of our business, and if we do not compete effectively, our business will be harmed.

   We face intense competition from a number of companies, including many that have significantly greater financial, technical and marketing resources, greater name recognition and a larger installed customer base than we do.

   In the electronic payment management market, our principal competitors include:

  . third party network and credit card processors, including First Data, Equifax, Total System Services, Electronic Data Systems, Concord EFS and Alliance Data Systems;

  . financial institutions that have developed internal processing capabilities or services similar to ours, including Bank of America, Marshall and Illsley and Fifth Third National Bank;

  . electronic data interchange and cash management providers, including Fiserv, CheckFree, M&I Data, EDS and Fundtech;

  . electronic bill payment providers, including CheckFree, EDS, MasterCard, Spectrum and Visa;

  . electronic funds transfer software solution providers, including Transaction Systems Architects, SLMsoft, Oasis, Mosaic and PaySys; and

  . national information database companies and other content providers, including Equifax, Experian and Trans Union.

   In the fragmented information technology professional services market, we compete with numerous firms. We believe that our principal competition to date has been the internal information technology departments of current and potential clients. In addition, we compete with systems consulting and integration firms, application software firms, Internet professional service companies, services divisions of computer hardware and software vendors, facilities management and outsourcing companies, "Big 5" accounting firms and strategic consulting firms.

   In addition to our current competitors, we expect substantial competition from established and new companies as the e-commerce and Internet markets continue to develop and expand. We cannot assure you that we will be able to compete effectively against current and future competitors. Increased competition could result in price reductions, reduced gross margins or loss of market share.

   Our future profitability is dependent upon the continued growth in the market for electronic debit payment services.

   If the electronic debit payments market does not grow or grows more slowly than expected, our business will suffer. Several factors could inhibit the acceptance and growth of electronic debit payments, including:

  . the unwillingness of consumers and businesses to change their traditional payment methods; and

  . adverse publicity and consumer concern about the reliability, performance, privacy and security of electronic payment transactions.

   The success of our strategy to expand our Internet delivery channels depends on increased adoption by businesses and consumers of the Internet as a means for commerce.

   An important part of our strategy is to expand the sale of our products and services in the Internet channel. This strategy depends heavily on the acceptance and use of the Internet as a means of commerce. If commerce over the Internet does not become more accepted and widespread, our business and results of operations could suffer.

   Factors that may affect Internet commerce adoption include:

  .  inadequate network infrastructure;

  .  security, privacy and authentication concerns;

  . changes in, or insufficient availability of, telecommunication services to support the Internet; and

  .  increased government regulations or taxation.

   If we are unable to attract, integrate, motivate and retain skilled personnel, our business will suffer.

   Our future success depends on our ability to attract, integrate, motivate and retain additional skilled personnel, particularly software development professionals. There is currently a shortage of software developers with advanced technological skills in the United States and this shortage is likely to continue. Furthermore, there is significant competition for personnel with the skills and experience required to perform the services we offer in all of our businesses. If we are unsuccessful in attracting, integrating, motivating or retaining qualified personnel, our business will suffer.

   If we are unable to protect our name or expand our recognition in the market place, our business may suffer.

   We believe that establishing and maintaining name recognition are critical for attracting and expanding our customer base. If our reputation is damaged or if potential customers are not familiar with us or the products and services we provide, we may become less competitive. Promotion and enhancement of our name will depend largely on our success in continuing to provide new electronic payment management solutions. If customers do not perceive our solutions to be effective or of high quality, our brand name and reputation will suffer.

   In May 1999, we filed a trademark infringement action seeking to prevent Citizen Advisers, Inc. from using the "E FUND" mark and efund.com Internet domain. This action and any future litigation could be costly and time consuming. If we are unsuccessful in preventing Citizen Advisers from using our name, our business could be harmed.

   Security and privacy breaches in electronic and Internet transactions may deter use of our products and services.

   If we are unable to protect the security and privacy of our electronic and Internet transactions, our business could be materially adversely affected. A security or privacy breach may:

  .  deter customers from using our products and services;

  .  harm our reputation;

  .  expose us to liability;

  .  increase our operating expenses to remediate the problem; and

  . decrease market acceptance of electronic commerce transactions in general.

   While we believe that we use proven applications designed for premium data security and integrity to process electronic and Internet transactions, we cannot be certain that use of these applications will be sufficient to address technology advances, changing market conditions or other developments. Any failures in our security and privacy measures could have a material adverse effect on our business.

   If we experience system failures, the products and services we provide to our customers could be delayed or interrupted, which would harm our business and reputation and result in the loss of customers.

   Our ability to provide reliable service largely depends on the efficient and uninterrupted operations of our computer network systems and data centers. Any interruptions could severely harm our business and reputation and result in a loss of customers. Our systems and operations could be exposed to damage or interruption from fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. Although we have taken steps to prevent a system failure, we cannot be certain that our measures will be successful and that we will not experience system failures. Further, our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur.

   We may experience software defects, development delays and installation difficulties, which would harm our business and reputation and expose us to potential liability.

   Our services and products are based on sophisticated software and computing systems which often encounter development delays, and the underlying software may contain undetected errors or defects. In addition, we may experience difficulties in installing or integrating our products and technologies on platforms used by our customers or in new environments, such as the Internet. Defects in our software products, errors or delays in the processing of electronic transactions or other difficulties could result in:

  .  delay in market acceptance;

  .  additional development costs;

  .  diversion of technical and other resources;

  .  loss of customers;

  .  negative publicity; or

  .  exposure to liability claims.

   Although we attempt to limit our potential liability for warranty claims through disclaimers and limitation-of-liability provisions in our license and client agreements, we cannot be certain that these measures will be successful in limiting our liability.

   Consolidation in the banking industry may adversely affect our ability to sell our products and services.

   Mergers, acquisitions and personnel changes at financial institutions may adversely affect our business, financial condition and results of operations. Currently, the banking industry is undergoing large-scale consolidation, causing the number of financial institutions to decline. This consolidation could cause us to lose:

  .  current and potential customers;

  . market share if the combined financial institution determines that it is more efficient to develop in-house products and services similar to ours or use our competitors' product and services; and

  . revenue if the combined financial institution is able to negotiate a greater volume discount for, or discontinue the use of, our products and services.

   We depend on the continued services of our key officers.

   Our future success depends upon the continued services of a number of key officers, including John Blanchard, our Chairman and Chief Executive Officer, Debra Janssen, our President and Chief Operating Officer, and Dr. Nikhil Sinha, our Executive Vice President for Global Corporate Development. The loss of the technical knowledge and industry expertise of any of these officers could seriously harm our business.

   Our attempts to expand by means of acquisitions and strategic alliances may not be successful.

   We intend to expand our operations or market presence by entering into business combinations, joint ventures or other strategic alliances in the United States and internationally. We may not be able to identify or enter into such combinations or alliances and tax requirements related to the split-off may restrict our ability to complete a significant acquisition through the issuance of our common stock. Our ability to expand in this manner involves many risks, including:

  . the operations, technology and personnel of any acquired companies may be difficult to integrate;

  . the allocation of resources to consummate these transactions may disrupt our business;

  . acquired businesses may not achieve anticipated revenues, earnings or cash flow;

  . strategic alliances may not be successful and we may not realize anticipated benefits in a timely manner; and

  . our relationships with existing customers and business partners may be weakened or terminated as a result of these transactions.

   There are a number of risks associated with our international sales and operations that could harm our business.

   Because we currently sell some of our products and services in international markets and maintain facilities in India, our business is subject to risks associated with doing business internationally. Also, we may not be successful in selling our services outside of the United States. Our future results could be harmed by a variety of factors, including:

  .  changes in foreign currency exchange rates;

  .  changes in political and economic conditions, particularly in India;

  .  elimination of favorable tax incentives in India;

  .  potentially unfavorable tax rules;

  .  tariffs, duties and other trade barriers;

  .  reduced protection for intellectual property rights;

  .  challenges in staffing and managing foreign operations;

  . changes in foreign laws and regulatory requirements or in foreign policy; and

  .  varying business practices in foreign countries.

   We face collection risks on some payments.

   Our debt collection services expose us to certain risks. For a limited number of clients of our check authorization service, we purchase returned checks at a discounted price to the stated check amount and assume the collection risk on the checks. We base our discounted purchase price on the collection history of each client. If we are unable to collect on returned checks at the historical rate of our clients or the payment quality of the portfolio of returned checks deteriorates, we may incur a loss on the portfolio of purchased checks.

   We face termination and compliance risks with respect to our government contracts.

   Some of our government contracts, by their terms, can be terminated at any time, without cause, for the convenience of the government. If a government contract is so terminated, the contractor generally is entitled to receive compensation only for the services provided or costs incurred at the time of termination and a reasonable profit on the contract work performed prior to the date of termination. In addition, all government contracts require compliance with various contract provisions and procurement regulations, and in certain cases, accounting requirements. If not cured, some violations of these provisions could result in termination of the contract and fines.

   Our business could be harmed by cost overruns on fixed-price contracts.

   Our government services contracts are provided typically under fixed-price, variable volume contracts. Under a fixed-price, variable volume contract, the contractor agrees to perform for an agreed unit price and bears the entire risk of cost overruns and changing volumes. In addition, we offer some of our information technology services on a fixed-price, fixed-time basis. To avoid losses from fixed-price contracts, we must, among other things, accurately estimate the resources and time required to perform the project, effectively manage our clients' expectations and complete projects within budget and to our clients' satisfaction. If we do not successfully manage these project and contract risks, we could suffer cost overruns and penalties and our reputation and results of operations could be harmed.

   We may be unable to protect our intellectual property rights.

   We rely on a combination of trademark and copyright laws, trade secret protection and confidentiality and license agreements to protect our intellectual property rights. We may be required to spend significant resources to protect our trade secrets and monitor and police our intellectual property rights. Despite our efforts to protect our proprietary rights, parties may infringe or misappropriate our proprietary rights, or otherwise independently develop substantially equivalent products and services. The loss of intellectual property protection or the inability to secure or enforce intellectual property protection could harm our business and ability to compete.

   Although we believe our products and services do not infringe on the rights of others, third parties may assert infringement claims against us in the future. In particular, there has been a substantial increase in the issuance of business process patents for Internet-related business processes, which may have broad implications for all participants in Internet commerce. Claims for infringement of these patents are becoming an increasing source of litigation. If we become subject to an infringement claim, we may be required to modify our products, services and technologies or obtain a license to permit our continued use of those rights. We may not be able to do either in a timely manner or upon reasonable terms and conditions. Failure to do so could seriously harm our business and operating results. In addition, future litigation relating to infringement claims could result in substantial costs to us and a diversion of management resources. Adverse determinations in any litigation or proceeding could also subject us to significant liabilities and could prevent us from using some of our products, services or technologies.

   Fluctuations in our quarterly operating results may cause our stock price to decline.

   Our quarterly operating results may fluctuate significantly for a variety of reasons, including:

  .  demand for and market acceptance of our products and services;

  .  delays or problems in the introduction of new products and services;

  .  the mix of product sales;

  .  changes in the size and timing of orders for our products and services;

  .  costs associated with acquisitions or strategic alliances; and

  .  competitive pressures resulting in lower selling prices.

   As a result, we believe that period-to-period comparisons of our operating results are not a good indication of our future performance. In addition, our future quarterly operating results may fall below expectations of securities analysts or investors. In this event, the market price of our common stock may decrease significantly.

   Our expense levels are relatively fixed in the short term and are based, in part, on our expected future revenues. Our inability to adjust spending in a timely manner to compensate for any unexpected revenue shortfall could accentuate the negative effect on our quarterly results.

                  Risks Relating to Our Separation From Deluxe

   If we are not able to obtain data from data suppliers, our business will be seriously harmed.

   Historically, we have obtained a substantial portion of our debit and other consumer data through Deluxe under its agreements with banks and other financial institutions. As a result of the split-off from Deluxe, we must secure our own separate agreements with these data suppliers. We cannot be certain that we will be successful in securing agreements or otherwise continue to obtain sufficient amounts of data on reasonable terms and conditions, if at all. Any failure by us to obtain data would have an adverse effect on our ability to update information in DebitBureau, the performance of our products and services based on DebitBureau and new product development.

   We may not realize the benefits of our separation from Deluxe and our stock price may decline if Deluxe does not complete the split-off.

   If Deluxe does not complete the split-off, Deluxe will continue to control us and we may not fully realize the benefits we expect as a result of the split-off. Deluxe has the sole discretion to determine the timing and terms of any split-off and is not obligated to effect the split-off. In particular, Deluxe will not complete the split-off unless it receives a favorable tax ruling from the Internal Revenue Service to the effect that the split-off would be tax-free to Deluxe and its stockholders for federal income tax purposes. We cannot assure you whether or when Deluxe will receive a favorable tax ruling from the IRS, or that the split-off will occur. In addition, if the split-off is not completed, the liquidity of our shares in the market will be limited unless and until Deluxe elects to sell some of its significant ownership.

   We will be controlled by Deluxe as long as it owns a majority of our common stock, and our other stockholders will be unable to affect the outcome of stockholder voting during this time.

   After the completion of this offering, Deluxe will own approximately     %
of our outstanding common stock. As long as Deluxe continues to hold a majority of our outstanding stock, Deluxe will be able to elect all of our directors and determine the outcome of all corporate actions requiring stockholder approval. Because it controls us, Deluxe has the power to act without taking the best interests of our company into consideration. For example, Deluxe will control decisions with respect to:

  . the business direction and policies of our company, including the election and removal of directors;

  .  mergers or other business combinations involving us;

  .  the acquisition or disposition of assets by us;

  .  our financing; and

  .  amendments to our certificate of incorporation and bylaws.

   There are potential business conflicts of interest with Deluxe.

   Because Deluxe controls us and our business objectives may differ, conflicts of interest may arise between Deluxe and us regarding, among other things:

  . our past and ongoing relationships with Deluxe, including tax matters, employee benefits, indemnification, data sharing, and other matters arising from our separation from Deluxe;

  . the nature, quality and pricing of transitional services Deluxe has agreed to provide us;

  .  potential competitive business activities; and

  . sales or distributions by Deluxe of all or part of its ownership interest in us.

   For example, by virtue of its controlling beneficial ownership and the terms of the tax-sharing agreement to be entered into between us and Deluxe, Deluxe will effectively control all of our tax decisions until the split-off is completed. Under the tax-sharing agreement, Deluxe will have sole authority to respond to and conduct all tax proceedings and tax audits relating to us, to file all returns on our behalf and to determine the amount of our liability to, or entitlement to payment from, Deluxe under the tax-sharing agreement. This arrangement may result in conflicts of interest between us and Deluxe. Under the tax-sharing agreement, Deluxe may choose to contest, compromise or settle any adjustment or deficiency proposed by the relevant taxing authority in a manner that may be beneficial to Deluxe and detrimental to us, except that Deluxe is obligated under the tax-sharing agreement to act in good faith with regard to all members included in the applicable returns.

   We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated third party.

   We expect that some of our directors may have conflicts of interest because they are also directors and officers of Deluxe.

   During the period that Deluxe controls us, we expect that some members of our board of directors will continue to be directors and officers of Deluxe. These directors will have obligations to us as well as Deluxe and may have conflicts of interest with respect to matters potentially or actually involving or affecting us.

   The transitional services being provided to us by Deluxe may not be sufficient to meet our needs, and we may pay increased costs to replace these services after our agreements with Deluxe expire.

   Deluxe has agreed to provide transitional services to us, including services related to:

  .  accounting, financial and administrative services;

  .  treasury, cash management and insurance services;

  .  tax and legal services;

  .  employee benefits administration; and

  .  sales support.

   These services may not be provided at the same level as when we were a part of Deluxe, and we may not be able to obtain the same benefits. These transitional service agreements generally have a term of less than one year following the separation. After the expiration of these agreements, we may not be able to replace the transitional services in a timely manner or on terms and conditions, including cost, as favorable as those we would receive from Deluxe during the transition period.

   Our historical financial information may not be representative of our results as a separate company.

   We have no operating history as an independent company. The historical financial information we have included in this prospectus has been carved out from Deluxe's consolidated financial statements and does not reflect what our results of operations, financial condition and cash flows would have been had we been a separate, stand-alone entity during the periods presented. Following this offering, we will be required to provide our own financial, administrative and other resources to operate as an independent public company and to replace other services provided by Deluxe to us. As a result, the historical financial information is not necessarily indicative of what our results of operations, financial condition and cash flows will be in the future. We have not made adjustments to reflect all changes that we anticipate will occur in our cost structure, funding and operations as a result of our separation from Deluxe.

   Risks Relating to the Securities Markets and Ownership of Our Common Stock

   We cannot predict the impact of the split-off on the price of our common stock.

   We cannot predict the effect that the split-off will have on the market price of our common stock. The split-off could involve the distribution of
about          shares of our common stock by Deluxe to its stockholders,
representing about     % of the equity value of our company, or about     % if
the underwriters exercise their over-allotment option in full. Substantially all of these shares would be eligible for immediate resale to the public market. Sales of substantial amounts of our common stock in the public market, or the perception that substantial sales might occur, whether as a result of this distribution or otherwise, could cause the market price of our stock to decrease significantly. See "Shares Eligible For Future Sale."

   Our securities have no prior market, and our stock price may decline after the offering.

   Our common stock has not been publicly traded, and an active trading market may not develop or be sustained after this offering. The market price of our stock could be subject to significant fluctuations after this offering due to factors such as:

  .  actual or anticipated fluctuations in our results of operations;

  .  changes in or failure by us to meet securities analysts' expectations;

  .  success of our operating strategies; and

  .  realization of any of the risks described in this section.

   In addition, the stock market recently has experienced extreme price and volume fluctuations, which have particularly affected the market prices for securities of many technology companies. These market fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance. We cannot assure you that you will be able to resell your shares at or above the initial public offering price.

   Provisions in our charter documents and Delaware law may delay or prevent a change in control.

   Provisions of our certificate of incorporation and bylaws and Delaware law may delay or prevent a change in control of our company that a stockholder may consider favorable. These provisions include the following:

  .  no cumulative voting by stockholders for directors;

  .  a classified board of directors with three-year staggered terms;

  . the ability of our board to set the size of the board of directors, to create new directorships and to fill vacancies;

  . the ability of our board, without stockholder approval, to issue preferred stock, which may have rights and preferences that are superior to our common stock;

  .  the ability of our board to amend the bylaws;

  .  prohibition of stockholder action by written consent;

  . advance notice requirements for shareholder proposals and for nominating candidates to our board;

  . a stockholder rights plan, which discourages the unauthorized acquisition of 15% or more of our common stock or an unauthorized exchange or tender offer;

  . restrictions under Delaware law on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock; and

  . a requirement that 66-2/3% of our stockholders and 66-2/3% of our directors approve certain corporate transactions, including mergers and consolidations, sales of assets or amendments of our certificate of incorporation.

                           FORWARD-LOOKING STATEMENTS

   This prospectus includes forward-looking statements. When we use the words "believe," "anticipate," "plan," "expect," "estimate," "will" and similar expressions, we are identifying forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. We do not, however, represent forward-looking statements as guarantees of future performance or results. Our actual results may vary materially from those indicated in the forward-looking statements as a result of a number of risks and uncertainties, including the risks described under "Risk Factors" or elsewhere in this prospectus.

                           OUR SEPARATION FROM DELUXE

   Our electronic payment solutions, professional services and government services businesses were previously conducted through various operating units of Deluxe. On January 31, 2000, Deluxe announced a plan to combine those businesses into a separate, publicly-traded company. The separation of our businesses from those of Deluxe has been substantially completed.

Benefits of the Separation

   We believe that we will realize the following benefits from our complete separation from Deluxe:

  . Direct access to the capital markets. As a separate public company, we will be able to directly access the capital markets to issue equity or debt and to use stock-based acquisition currency to finance expansion and growth opportunities.

  . Greater strategic focus. We expect to have a sharper focus on our businesses and growth opportunities as a result of our board and management team concentrating only on our core businesses. Further, the separation from Deluxe will eliminate any competition for capital generated in its or our business.

  . Increased ability to attract, retain and motivate employees. We believe that incentive compensation arrangements for key employees, directly related to the market performance of our common stock, will provide enhanced incentives for performance. The separation will enable us to offer our key employees compensation directly linked to the performance of our businesses, which we expect to enhance our ability to attract and retain qualified personnel.

Separation and Transition Agreements

   We and Deluxe and, in some cases, our respective subsidiaries, have entered into agreements providing for the separation of our businesses from Deluxe. For additional information concerning these agreements, see "Agreements Between eFunds and Deluxe."


The Exchange Offer

   After this offering, Deluxe will own about     % of our common stock, or
about     % if the underwriters exercise their over-allotment option in full.
Deluxe has announced that it plans to distribute all of its shares of our common stock to its shareholders through a split-off. Deluxe's plans for a split-off are subject to receiving a private letter ruling from the Internal Revenue Service that the split-off will be tax-free to Deluxe and its shareholders for U.S. federal income tax purposes. Deluxe has the sole discretion to determine whether to proceed with the split-off based on the best interests of Deluxe's shareholders and to decide what will be the timing, structure and terms of the split-off. Subject to these conditions, Deluxe plans to complete the split-off within one year following the completion of this offering. Deluxe has recently submitted a private letter ruling request to the Internal Revenue Service. We cannot be certain when or whether Deluxe will receive a favorable tax ruling from the Internal Revenue Service, or that the distribution by Deluxe will be completed.

                                USE OF PROCEEDS

   We estimate the net proceeds from the sale of our common stock in this
offering, based on an assumed public offering price of $      per share and
after deducting the underwriting discount and estimated offering expenses
payable by us, will be approximately $         million, or $         million if
the underwriters exercise their over-allotment option in full.

   We intend to use the net proceeds from this offering for working capital and other general corporate purposes. In addition, we may use some of the net proceeds for acquisitions of businesses, products and technologies that are complementary to ours. We currently have no agreements with respect to any material acquisitions as of the date of this prospectus. Pending use of the net proceeds, we intend to invest the net proceeds from this offering in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

   We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings to fund the development and growth of our business.

                                 CAPITALIZATION

   The following table sets forth our actual and as adjusted capitalization at December 31, 1999, as described below. The as adjusted column gives effect to
the sale of          shares of our common stock in this offering, assuming an
initial public offering price of $         per share and after deducting the
underwriting discount and estimated offering expenses payable by us. This table should be read in conjunction with our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus.

                                                          December 31, 1999
                                                         ---------------------
                                                          Actual   As Adjusted
                                                         --------  -----------
                                                            (in thousands)
   Long-term debt, excluding current portion............ $  3,597   $
                                                         --------   --------
   Stockholders' equity:
    Preferred stock, $.01 par value; 100,000,000 shares
     authorized; no shares issued and outstanding.......      --         --
    Common stock, $.01 par value; 250,000,000 shares
     authorized; 2,500 shares issued and outstanding
     actual; and      shares issued and outstanding as
     adjusted...........................................
    Additional paid-in capital..........................  292,598
    Accumulated deficit.................................  (92,946)
    Accumulated other comprehensive loss................     (547)
                                                         --------   --------
     Total stockholders' equity.........................  199,105
                                                         --------   --------
   Total capitalization................................. $202,702
                                                         ========   ========

   This table does not reflect          shares of common stock reserved for
issuance under our stock option plans. We expect to grant options to purchase
an aggregate of          shares of our common stock upon completion of this
offering with an exercise price equal to the initial public offering price, unless a lower price is required by law or government regulation.

   At the time of the split-off, all outstandings options to purchase Deluxe common stock will be converted into new options to purchase Deluxe common stock and options to purchase our common stock. The actual number of options will be determined at the time of the split-off based on the market price of our common stock and Deluxe common stock. Based upon an assumed initial public offering
price of $     per share and assuming the market price of Deluxe's common stock
at that time is the same as the market price on       , 2000, then the number
of our shares for which options would be granted would be       and the
weighted average exercise price would be        per share.

                                    DILUTION

   If you invest in our common stock, your interest will be diluted to the extent of the difference between the offering price per share of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering. Pro forma net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering.

   Our pro forma net tangible book value as of December 31, 1999 was $116.3
million, or $    per share of common stock. Pro forma net tangible book value per share represents the amount of our stockholders' equity, less intangible assets, divided by the total number of shares of common stock outstanding for the period immediately prior to this offering. After giving effect to the sale
of the       shares of common stock offered in this prospectus at the assumed public offering price of $ per share and after deducting the estimated underwriting discounts and offering expenses, our adjusted pro forma net
tangible book value as of December 31, 1999 would have been $    million, or $
per share of common stock. This represents an immediate increase in net tangible book value of $ per share to existing stockholders and an immediate dilution of $ per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution.

   Assumed public offering price per share......................        $
   Net tangible book value per share before the offering........ $
   Increase per share attributable to new investors............. $
                                                                 ------
   Pro forma net tangible book value per share after this
    offering....................................................        $
                                                                        ---
   Dilution per share to new investors..........................        $

                            SELECTED FINANCIAL DATA

   The following selected financial data should be read together with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus. The selected statement of operations data shown below for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 are derived from our audited consolidated financial statements included in this prospectus which have been audited by Deloitte & Touche LLP, independent auditors. The selected statement of operations data shown below for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 are derived from our unaudited consolidated financial statements not included in this prospectus.

   On February 19, 1999, we acquired all of the outstanding shares of an electronic check conversion company. On April 13, 1999, we acquired the remaining 50% ownership interest in a joint venture which comprises our professional services business and which prior to the acquisition was recorded in our financial statements under the equity method of accounting. The acquisitions have been accounted for under the purchase method of accounting and, as a result, our consolidated financial statements include the total results of these businesses subsequent to their acquisition dates.

                                        Years Ended December 31,
                              ------------------------------------------------
                                1995      1996      1997      1998      1999
                              --------  --------  --------  --------  --------
                                (in thousands, except per share data and
                                            operating data)
Statement of Operations
 Data:
Net sales...................  $193,111  $201,681  $229,065  $267,520  $302,340
                              --------  --------  --------  --------  --------
  Cost of sales, excluding
   loss contract and asset
   impairment charges.......   104,239   131,379   143,966   171,359   185,590
  Loss contract and asset
   impairment charges.......       --        --        --     40,949     8,700
                              --------  --------  --------  --------  --------
    Total cost of sales.....   104,239   131,379   143,966   212,308   194,290
                              --------  --------  --------  --------  --------
Gross margin................    88,872    70,302    85,099    55,212   108,050
                              --------  --------  --------  --------  --------
  Selling, general and
   administrative...........    64,330    69,544    70,542    81,198   105,382
  Research and development
   (1)......................       --        --      1,398       625     3,756
  Asset impairment charges..       --        --     11,831       --        --
                              --------  --------  --------  --------  --------
    Total operating
     expenses...............    64,330    69,544    83,771    81,823   109,138
                              --------  --------  --------  --------  --------
Income (loss) from
 operations.................    24,542       758     1,328   (26,611)   (1,088)
Other income (expense)
  Legal proceedings.........       --        --    (40,050)    4,157     2,094
  Other income (expense)....      (313)        7      (918)   (3,495)   (4,609)
  Interest income
   (expense)................      (972)   (1,463)     (825)    2,789       963
                              --------  --------  --------  --------  --------
Income (loss) before income
 taxes......................    23,257      (698)  (40,465)  (23,160)   (2,640)
Benefit (provision) for
 income taxes...............    (9,733)   (5,203)    6,397     8,569    (5,586)
                              --------  --------  --------  --------  --------
Net income (loss)...........  $ 13,524  $ (5,901) $(34,068) $(14,591) $ (8,226)
                              ========  ========  ========  ========  ========
Net income (loss) per share
 -- basic and diluted.......  $  5,409  $ (2,360) $(13,627) $ (5,836) $ (3,290)
Shares used in computing
 basic and diluted net
 income (loss) per share:...     2,500     2,500     2,500     2,500     2,500
Pro forma basic and diluted
 net loss per share(2)......
Shares used in computing pro
 forma basic and diluted net
 loss per share:(2).........

                                                   December 31,
                                   --------------------------------------------
                                     1995     1996     1997     1998     1999
                                   -------- -------- -------- -------- --------
                                                  (in thousands)
Operating Data:
Account verification inquiries
 (millions)......................  $   23.7 $   26.3 $   28.6 $   30.3 $   32.1
Transactions processed
 (millions)......................     1,356    2,526    3,313    3,944    5,019
ATMs driven at period end........       N/A      N/A    5,766    5,623    8,596
Balance Sheet Data:
Cash and cash equivalents(3).....     3,967   27,226   23,843   16,055   35,849
Working capital..................     8,735   38,666   39,686    1,869   25,607
Total assets.....................   150,614  177,230  187,810  186,335  289,929
Long-term debt, excluding current
 portion.........................     3,504    2,426    4,571    4,029    3,597
Total stockholder's equity.......   101,201  131,897   87,690   89,803  199,105

--------
(1) Research and development expenses are included in, but were not separately recorded from, cost of sales and selling, general and administrative expenses for the years ended December 31, 1996 and 1995.
(2) Reflects a     for     stock split in connection with this offering.
(3) Excludes restricted cash which represents cash that we have supplied for a client's ATMs and cash that we temporarily hold in custodial accounts on behalf of clients.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion together with "Selected Financial Data" and our consolidated financial statements and the notes to those financial statements included in this prospectus. In addition to historical and pro forma information, this discussion contains forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by us due to competitive factors, risks associated with our expansion plans and other factors discussed under "Risk Factors" and elsewhere in this prospectus.

Overview

   We are a leading provider of end-to-end electronic debit payment solutions to financial institutions, retailers, electronic funds transfer networks and e-commerce providers. Our primary products and services are decision support and risk management tools, electronic funds transfer processing, monitoring and settlement services and professional services, including information technology consulting and business process management. We are a single source of electronic payment solutions whether payments are made using payment cards or paper checks, or whether the transaction is accomplished at retail locations or ATMs, through mail or telephone orders or over the Internet.

   Our businesses have historically been operated as units of Deluxe. In April 1999, Deluxe announced that it was changing its business model to a holding company structure with four independently operated business units: paper payment systems, electronic payment solutions, professional services and government services. In January 2000, Deluxe announced that its board of directors approved a plan to combine the latter three businesses to form our company as a separate, independent publicly traded company.

   We have entered into various agreements related to transition and ongoing relationships with Deluxe. These agreements relate to, among others, information technology development, business process management, employee benefits, tax sharing, real estate, data sharing, indemnification and transition services. For transition services, we will compensate Deluxe for providing services and negotiate third-party rates after the transition arrangements terminate. The transition period varies depending on the agreement but many transition services will terminate upon completion of the split-off. See "Agreements Between eFunds and Deluxe." Some of the transition agreements may be extended beyond the initial transition period.

   Our consolidated financial statements have been prepared using the historical results of operations and historical bases of the assets and liabilities of the Deluxe businesses that comprise our company. The consolidated financial statements also include allocations to us of certain liabilities and expenses, including profit sharing, post-retirement, non-qualified deferred compensation and other employee benefits; information technology services; facility costs; and other Deluxe administrative services costs. The expense allocations have been determined on bases that both Deluxe and we considered to be a reasonable reflection of the utilization of the services provided to us or the benefit received by us. The expense allocation methods are based on headcount, transaction processing costs, square footage and relative sales.

   The financial information presented in this prospectus is not necessarily indicative of what our financial position, results of operations or cash flows would have been had we been a separate, stand-alone entity for the periods presented nor is it indicative of our future financial position, results of operations or cash flows. We anticipate that many changes will occur in our funding and operations as a result of our operation as an independent entity and through the split-off. In particular, our business was conducted as three business segments by Deluxe. Accordingly, our financial statements reflect those business segments: electronic payment solutions, professional services and government services. It is our intention to integrate our operations more fully, which may change our presentation of segment information in future periods.

   Net Sales. Our net sales are generally comprised of transaction processing and service fees, decision support fees, software licensing, maintenance and support fees, government service fees and information technology consulting and business process management services fees. Our revenue recognition policies for these various fees are as follows:

  . Transaction processing and service fees are recognized in the period that the service is performed. These services consist of processing our customers' electronic debit transactions through electronic funds transfer networks and settling the funds with the financial institutions involved in the transactions. Additionally, these services include monitoring ATMs and point-of-sale devices to alert our customers when potential problems occur. These fees are charged on a per transaction basis, depending on the contractual arrangement with the customer. Government services fees are recognized in the period services are provided based on monthly fees per benefits recipient.

  . Decision support fees are recognized as revenue in the period the services are provided. Decision support services consist of new account applicant and check verification screenings to manage the risk associated with account openings and check acceptance. Decision support fees are based on the number of inquiries against the databases used for screening purposes or monthly fees based on the aggregate dollar value of checks authorized by the retailer, depending on the product and service.

  . Software license fees for standard software products are recognized when delivery has occurred, the license fee is fixed and determinable, collectibility is probable and evidence of this arrangement exists. License fees are charged based on modules purchased by the customer.

  . Software maintenance and support revenues are recognized ratably over the term of the contract, and/or as the services are provided. Support services such as customization of standard software modules, are charged on a time and materials basis and recognized as hours are completed.

  . Revenues from professional services for information technology consulting and business process management are generally recognized under two methods, depending on contractual terms. Under the time and materials method, revenue is based on a fee per hour basis, and is recognized as hours are completed. Under the fixed contract method, a pre-set fee is agreed upon for a project, and revenue is recognized proportionately to the percentage completion of the project.

   Cost of Sales. Cost of sales consists primarily of salaries and benefits, depreciation and maintenance of equipment and facilities and amortization of software used to operate our data centers. Expenses are recognized when incurred, with the exception of installation costs. Installation costs are capitalized and recognized ratably over the life of the contract, which approximates the revenue recognition.

   Expenses. Selling, general and administration expenses consist of salaries and benefits, consulting fees, facilities and equipment costs, recruiting and training, travel expenses, corporate administrative charges, depreciation and amortization and all other corporate costs.

   Research and development expenses, which are expensed as incurred, relate to investigating new or improved processes and techniques and developing such research findings into a potential new product or service. Research and development expenses reflect the cost of salaries and benefits, travel costs and testing- related costs incurred in the early stages of product development.

   Interest expense represents the cost of funds for working capital and other purposes and reflects Deluxe's internal cost of funds. Interest income consists of interest credited to us for funds held in investment accounts.

Government Services

   Our government services business was started in response to federal mandates that require state and local governmental agencies to convert to electronic payment methods for the distribution of benefits under entitlement programs, including food stamps and other welfare programs. In 1993, we rolled out our first state-wide system to electronically deliver these benefits using our electronic funds transfer capabilities. From 1994 through 1996 we bid on contracts that secured business as a prime or subcontractor with over 30 states, including three subcontracts with coalitions of states. We were providing services in over 30 states at the end of 1999.

All of our contracts are for service periods of five to seven years and are based on a fixed price, variable volume model. We recognize revenue on long-term service contracts when the service is performed. For several of the contracts, we serve as a subcontractor in partnership with a financial institution. An integral part of these partnerships was an exclusive switching services agreement with that financial institution to provide merchants with cross-border access to the benefits databases, beneficiaries and benefits among states in a coalition.

   In 1997, we recorded a $40.0 million charge to legal proceedings expense for a judgment entered against us in an action brought by Mellon Bank in connection with a potential bid to provide electronic benefit transfer services to a state coalition. In 1998, $4.2 million of the reserve was reversed and credited to legal proceedings expense due to the denial of Mellon's motion for prejudgment interest. In 1999, after we paid the judgment of $32.2 million in the Mellon litigation, we reversed the remaining reserve of $2.1 million through a credit to legal proceedings expense.

   In 1998, after a reorganization and management change in our government services business and as many of the state systems were being fully implemented, we concluded that net sales from our government services contracts would be lower than anticipated because case volumes were lower due to welfare reform and a strong economy. In addition, we underestimated the costs required to support our services. The primary sources of additional costs were a need to install a greater number of point-of-sale terminals, higher than expected transaction volume per recipient and higher support costs. These higher costs, which could not be recovered under our fixed-price variable volume contracts when combined with lower sales, resulted in 1998 charges of $26.3 million and $14.7 million to write off impaired government services assets and to accrue for future contract losses. Subsequent to the 1998 charges, additional state systems began operations while a continuing strong economy lead to further reductions in the number of welfare cases and our prime contractor in state coalition contracts notified us that it would not renew our exclusive switching contract. As a result in 1999, we recorded additional charges totaling $8.7 million primarily for additional expected future contract losses. We anticipate recording an additional charge in 2000 related to the execution of a definitive contract with our coalition prime contractor for whom we have been providing services without a finalized contract. This charge will be covered by our indemnification agreement with Deluxe.

   We have decided to exit the government services business as soon as our current contractual commitments expire in 2006. During the wind down period, we intend to continue to take steps to improve the profitability of the current business. Deluxe has agreed to indemnify us for any losses on identified loss
contracts in excess of the loss contract reserves up to $    . At December 31,
1999, we had reserves of $20.6 million.

Recent Events

   Acquisition of an Electronic Check Conversion Company. On February 19, 1999, we acquired all of the outstanding shares of an electronic check conversion company for $13 million. This company provides electronic check conversion and electronic funds transfer solutions for financial services companies and retailers and is included in our electronic payment solutions business. The acquisition was accounted for under the purchase method of accounting. As a result, our consolidated financial statements include the results of this business subsequent to its acquisition date. Total cost in excess of net assets acquired in the amount of $15.7 million is reflected as goodwill and is being amortized over 10 years.

   Acquisition of Remaining 50% Ownership Interest in HCL-Deluxe, N.V. On April 13, 1999, we acquired the remaining 50% ownership interest in HCL-Deluxe, N.V. for $23.4 million. The joint venture, which Deluxe entered into with HCL Corporation of India commenced operations in September 1997. The acquisition of this company, which comprises our professional services business, was accounted for under the purchase method of accounting. Total cost in excess of net assets acquired in the amount of $24.9 million is reflected as goodwill and is being amortized over 15 years. Prior to the acquisition, we recorded our 50% ownership of the joint venture's results of operations in other expense under the equity method of accounting. Subsequent to this acquisition, we changed the name of this entity to iDLX Technology Partners.

   Transactions With Deluxe. Deluxe has been, and is expected to continue to be, a significant client for our professional services business. In 1999, we provided software development and business process management services on a project-by-project basis to Deluxe. Revenue for these professional services was $6.3 million on a pro forma full year basis. In 1999, sales to Deluxe represented approximately 3.0% of our total net sales and approximately 37.0% of the net sales of our professional services business. Sales to Deluxe for our electronic payment solutions business were less than 1.5% of net sales.

   Beginning in 2000 our software services to Deluxe have been formalized into a five year software development outsourcing agreement. During the term of the agreement, we anticipate that Deluxe will spend approximately $43 million per year for software development based on the actual number of hours of information technology services that we provide to Deluxe. If Deluxe fails to reach the $43 million spending target, it will be obligated to make payments for a portion of our fees based on our estimates of lost profits. We also will provide business process management services, including accounts receivable, accounts payable and other general accounting services and mail order entry services. Deluxe's annual minimum spending target for business process management services will range from $8.1 million in 2000 to $4.2 million in 2004. The agreement will also provide for liquidated damages for non-performance by us and bonuses for superior performances. The provision of services by us under the agreement is non-exclusive, and Deluxe may contract with any third party for the provision of professional services.

Results of Operations

   The following table presents, for the periods indicated, the relative composition of net sales and selected statements of operations data as a percentage of net sales:

                                                           Year Ended
                                                          December 31,
                                                        ---------------------
                                                        1997    1998    1999
                                                        -----   -----   -----
Net sales:
Electronic payment solutions...........................  88.2%   83.6%   79.8%
Professional services..................................    --      --     4.2
Government services....................................  11.8    16.4    16.0
                                                        -----   -----   -----
  Total net sales...................................... 100.0   100.0   100.0
                                                        -----   -----   -----
Cost of sales:
Electronic payment solutions...........................  50.1    47.5    45.6
Professional services..................................    --      --     3.0
Government services:
  Cost of sales, excluding loss contract and asset
   impairment charges..................................  12.7    16.6    12.8
  Loss contract and asset impairment charges...........    --    15.3     2.9
                                                        -----   -----   -----
    Total cost of sales................................  62.8    79.4    64.3
                                                        -----   -----   -----
Gross margin...........................................  37.2    20.6    35.7
                                                        -----   -----   -----
Operating expenses:
Selling, general and administrative....................  30.8    30.4    34.9
Research and development...............................   0.6     0.2     1.2
Asset impairment charges...............................   5.2      --      --
                                                        -----   -----   -----
  Total operating expenses.............................  36.6    30.6    36.1
                                                        -----   -----   -----
Income (loss) from operations..........................   0.6   (10.0)   (0.4)
Other income (expense):
Legal proceedings...................................... (17.5)    1.6     0.7
Other income (expense).................................  (0.4)   (1.3)   (1.5)
Interest income (expense)..............................  (0.4)    1.0     0.3
                                                        -----   -----   -----
Loss before income taxes............................... (17.7)   (8.7)   (0.9)
Benefit (provision) for income taxes...................   2.8     3.2    (1.8)
                                                        -----   -----   -----
Net loss............................................... (14.9)%  (5.5)%  (2.7)%
                                                        =====   =====   =====

   Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

   Net sales. Net sales increased $34.8 million, or 13.0%, to $302.3 million in 1999 from $267.5 million in 1998. All segments experienced increases in net sales during 1999. On a full year pro forma basis taking into account the HCL-Deluxe acquisition, net sales increased $27.1 million, or 9.7%, to $306.7 million in 1999 from $279.6 million in 1998.

   Electronic payment solutions net sales increased $17.9 million, or 8.0%, to $241.4 million in 1999 from $223.5 million in 1998. Increased net sales due to greater transaction processing and account verification inquiry volumes and price increases were partially offset by decreased software sales due to customer reluctance to make significant software changes prior to Year 2000. Transaction volumes increased 27.3%, and inquiry volumes increased 6.1% as the result of higher volumes from existing customers. Net sales in 1999 included minimal contributions from several new products, such as QualiFile, FraudFinder and Integreat!, which were launched in late 1999.

   Professional services net sales were $12.7 million in 1999. We recorded no net sales for professional services in 1998 because of equity accounting prior to the HCL-Deluxe joint venture acquisition in April 1999. On a full year pro forma basis taking into account the HCL-Deluxe acquisition, professional services net sales increased $4.9 million, or 40.6%, to $17.0 million in 1999 from $12.1 million in 1998. This growth was due to new clients, increased sales to existing clients and the initiation of business process management services for Deluxe.

   Government services net sales increased by $4.3 million, or 9.8%, to $48.3 million in 1999 from $44.0 million in 1998. This increase was due to the roll-out of additional states during the latter half of 1998 and early 1999 and price increases on contract extensions for online Medicaid eligibility verification services. Government services net sales will likely decrease in future periods as existing contracts expire because we are exiting the government services business.

   Cost of sales. Cost of sales decreased $18.0 million, or 8.5%, to $194.3 million in 1999 from $212.3 million in 1998. This decrease in 1999 is the net result of increased cost of sales primarily due to increased volumes and the acquisition of HCL-Deluxe, offset by a $32.2 million reduction in loss contract and asset impairment charges related to government services. As a percentage of net sales, cost of sales decreased to 64.3% during 1999 compared to 79.4% during 1998, mainly due to a reduction in loss contract and asset impairment charges. Excluding these charges, cost of sales as a percentage of net sales would have been 61.4% in 1999 and 64.1% in 1998.

   Electronic payment solutions cost of sales increased $11.0 million, or 8.6%, to $138.0 million in 1999 from $127.0 million in 1998. As a percentage of electronic payment solutions net sales, cost of sales increased to 57.2% during 1999 compared to 56.8% during 1998. This increase was due primarily to the introduction of new services, primarily electronic check conversion services, and amortization of software related to new products, primarily QualiFile, DataNavigator and online banking in the United Kingdom.

   Professional services cost of sales were $9.0 million, or 71.1% of professional services net sales in 1999. We recorded no cost of sales for professional services in 1998 because of equity accounting prior to the HCL-Deluxe joint venture acquisition in April 1999. On a full year pro forma basis taking into account the HCL-Deluxe acquisition, cost of sales for professional services increased $2.7 million, or 29.1%, to $11.9 million in 1999 from $9.2 million in 1998. As a percentage of professional services net sales, cost of sales decreased to 70.0% in 1999 compared to 76.2% during 1998. This decrease was primarily due to increased sales, execution of more profitable contracts, less reliance on subcontractors through building of our own capabilities and increased proportion of work being done offshore where margins are higher despite lower billing rates.

   Government services cost of sales decreased $38.0 million, or 44.6%, to $47.3 million in 1999 from $85.3 million in 1998. The decrease during 1999 was due primarily to the $32.2 million reduction in loss contract and asset impairment charges, as well as lower depreciation and amortization expense in 1999 due to asset impairment charges recorded in 1998. As a percentage of government services net sales, cost of sales decreased to 97.9% during 1999 compared to 193.9% during 1998. Excluding the loss contract and asset impairment charges, cost of sales as a percentage of government services net sales would have decreased to 79.9% in 1999 compared to 100.8% in 1998.

   Gross margin. Gross margin increased $52.8 million, or 95.7%, to $108.1 million in 1999 from $55.2 million in 1998. As a percentage of net sales, gross margin increased to 35.7% during 1999 compared to 20.6% during 1998. Excluding the loss contract and asset impairment charges, our gross margin was 38.6% in 1999 and 35.9% in 1998.

   Selling, general and administrative. Selling, general and administrative expenses increased $24.2 million, or 29.8%, to $105.4 million during 1999 from $81.2 million during 1998. As a percentage of net sales, selling, general and administrative expenses increased to 34.9% during 1999 compared to 30.4% during 1998. This increase was predominantly related to costs incurred in conjunction with the development of DebitBureau, infrastructure investments and goodwill amortization. These increases were partially offset by initiatives designed to lower selling, general and administrative expenses, such as reductions in hiring, travel cost and consulting fees, and lower restructuring charges. In 1999, we reversed $2.4 million of restructuring accruals from prior periods. In 1998, we recorded restructuring charges of $3.2 million for severance relating to our initiative to reduce selling, general and administrative expenses. During 1998, we also reversed $1.0 million of a 1996 restructuring charge.

   Research and development. Research and development expenses increased by $3.1 million to $3.8 million in 1999 from $0.7 million in 1998. As a percentage of net sales, research and development expenses increased to 1.2% during 1999 compared to 0.2% during 1998. All research and development expenses were within the electronic payment solutions business and primarily reflect costs incurred in conjunction with the development of DebitBureau. In addition to these research and development costs, we also expended $17.3 million in 1999 and $3.2 million in 1998 for product development. These expenditures were capitalized and are reflected in our consolidated balance sheets under the categories computer and other equipment and internal use software. We intend to continue to invest in new product development and product enhancements to respond to new technologies and competitive pressures.

   Other income (expense). Other expense increased $1.1 million, or 31.9%, to $4.6 million in 1999 compared to $3.5 million in 1998. The increase in expense in 1999 was primarily due to losses on the disposal of fixed assets as a result of a decision to replace an in-house developed system with purchased software that has greater functionality. This increase was partially offset by the reduced losses recorded under the equity method of accounting for HCL-Deluxe. Prior to our acquisition of the remaining ownership interest in April 1999, we recorded our 50% share of the joint venture's losses in other expense.

   Provision for income taxes. We recognized a provision for income taxes of $5.6 million in 1999 as compared to a benefit of $8.6 million in 1998. We did not record a tax benefit on the operating loss of the professional services business because of its lack of profitability through 1999. Increased non-deductible goodwill amortization resulting from the acquisition of the electronic check conversion company also contributed to the provision for income taxes.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

   Net sales. Net sales increased $38.5 million, or 16.8%, to $267.5 million in 1998 from $229.1 million in 1997. All segments experienced increases in net sales during 1998. On a full year pro forma basis taking into account the HCL-Deluxe acquisition, net sales increased $47.3 million, or 20.4%, to $279.6 million in 1998 from $232.3 million in 1997.

   Electronic payment solutions net sales increased $21.4 million, or 10.6%, to $223.5 million in 1998 from $202.1 million in 1997. Increased transaction processing volume, higher inquiry volumes, higher software licensing and professional services contributed to this increase. Transaction volumes increased 19.0% and inquiry volumes increased 5.9% as a result of higher volumes from existing clients. Software licensing and related services increased due to clients' demands for new software systems to address potential Year 2000 impacts.

   We recorded no net sales for professional services in 1998 and 1997 because of equity accounting prior to the HCL-Deluxe joint venture acquisition in April 1999. On a full year pro-forma basis taking into account the HCL-Deluxe acquisition, professional services net sales increased $8.9 million, or 277.5%, to $12.1 million in 1998 from $3.2 million in 1997 when operations for this business commenced late in the third quarter.

   Government services net sales increased by $17.0 million, or 63.1%, to $44.0 million in 1998 from $27.0 million in 1997. This increase was due to additional state contracts and the roll-out of existing contracts.

   Cost of sales. Cost of sales increased $68.3 million, or 47.5%, to $212.3 million in 1998 from $144.0 million in 1997. As a percentage of net sales, cost of sales increased to 79.4% in 1998 compared to 62.8% in 1997. This increase was primarily due to the $26.3 million asset impairment charges and the $14.7 million loss contract charges recorded in the government services business. With these charges excluded, cost of sales as a percentage of net sales would have been 64.1% in 1998 compared to 62.8% in 1997.

   Electronic payment solutions cost of sales increased $12.3 million, or 10.7%, to $127.0 million in 1998 from $114.7 million in 1997. The increase in 1998 was primarily due to higher revenue volumes. As a percentage of electronic payment solutions net sales, cost of sales was 56.8% in both 1998 and 1997.

   We recorded no cost of sales for professional services in 1998 and 1997 because of equity accounting prior to the HCL-Deluxe joint venture acquisition in April 1999. On a full year pro forma basis taking into account the HCL-Deluxe acquisition, professional services cost of sales increased $6.7 million, or 267.9%, to $9.2 million in 1998 from $2.5 million in 1997. The increase was due to a full year of operations in 1998. As a percentage of professional services net sales, cost of sales decreased to 76.2% in 1998 compared to 78.2% in 1997.

   Government services cost of sales increased $56.0 million, or 191.7%, to $85.3 million in 1998 from $29.2 million in 1997. This increase was primarily due to loss contract and asset impairment charges totaling $40.9 million. As a percentage of government services net sales, cost of sales increased to 193.9% during 1998 compared to 108.4% during 1997.

   Gross margin. Gross margin decreased $29.9 million, or 35.1%, to $55.2 million in 1998 from $85.1 million in 1997. As a percentage of net sales, gross margin decreased to 20.6% during 1998 compared to 37.2% during 1997, primarily due to charges of $40.9 million for loss contracts and asset impairments in the government services business. With these charges excluded, our consolidated gross margin would have been 35.9% for 1998 and 37.2% for 1997.

   Selling, general and administrative. Selling, general and administrative expenses increased $10.7 million, or 15.1%, to $81.2 million in 1998 from $70.5 million in 1997. This increase was predominantly related to increased selling and marketing expenses associated with the electronic payment solutions business and $2.7 million of costs incurred in connection with the development of DebitBureau. These increases were partially offset by decreases within the government services business due to lower legal costs. During 1998, we recorded restructuring charges of $3.2 million for severance relating to our initiative to reduce selling, general and administrative expenses, while we also reversed $1.0 million of a 1996 restructuring charge. During 1997, we recorded restructuring charges of $1.5 million for severance within the electronic payment solutions business. This reduction was completed in 1998, with severance payments of $1.4 million paid through December 31, 1999. As a percentage of net sales, selling, general and administrative expenses were constant at 30.4% during 1998 and 30.8% during 1997.

   Research and development. Research and development expenses decreased $0.8 million, or 55.3%, to $0.6 million in 1998 from $1.4 million in 1997. As a percentage of net sales, research and development expenses decreased to 0.2% during 1998 compared to 0.6% during 1997. All research and development was within the electronic payment solutions business and primarily reflects the costs incurred in conjunction with our development of neural network and other fraud prevention technologies. In addition to these research and development costs, we also expended $3.2 million in 1998 and $5.0 million in 1997 for product development. These expenditures were capitalized and are reflected in our consolidated balance sheets under the categories of computer and other equipment and internal use software.

   Asset impairment charges. In 1998, there was no asset impairment charges in operating expenses compared to $11.8 million of charges recorded in 1997. In 1997, we formulated a plan to divest the international unit of our electronic payment solutions business. Based on fair market value estimates, we recorded a charge of $11.8 million to write down the carrying value of these operations to their estimated fair value less costs to sell.

   Other income (expense). Other expense increased $2.6 million to $3.5 million in 1998 from $0.9 million in 1997. This increase is primarily due to the increased losses recorded for our 50% ownership interest in the joint venture HCL-Deluxe. In 1997, other expense does not include a full year of operations because the joint venture began operations in September of that year.

Quarterly Results of Operations

   The following tables present our unaudited quarterly data for each quarter of 1998 and 1999. The data has been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus and include all necessary adjustments, consisting only of normal recurring adjustments, that our management considers necessary for a fair presentation of such information. This data should be read in conjunction with our annual audited consolidated financial statements and the notes to those statements included in this prospectus. The operating results for any quarter are not necessarily indicative of results for any future quarter or year.

                                                     Three Months Ended
                          -------------------------------------------------------------------------------
                          Mar. 31,  June 30,  Sept. 30,  Dec. 31,  Mar. 31,  June 30,  Sept. 30, Dec. 31,
                            1998      1998      1998       1998      1999      1999      1999      1999
                          --------  --------  ---------  --------  --------  --------  --------- --------
                                                       (in thousands)
STATEMENT OF OPERATIONS DATA:
Net sales:
Electronic payment
 solutions..............  $54,086   $55,697   $ 56,775   $56,992   $56,546   $58,768    $61,510  $64,561
Professional services...      --        --         --        --        --      1,916      5,218    5,544
Government services.....    9,230    10,758     10,951    13,031    11,310    11,883     13,167   11,917
                          -------   -------   --------   -------   -------   -------    -------  -------
 Total net sales........   63,316    66,455     67,726    70,023    67,856    72,567     79,895   82,022
                          -------   -------   --------   -------   -------   -------    -------  -------
Cost of sales:
Electronic payment
 solutions..............   30,204    32,642     31,365    32,823    33,180    33,019     34,629   37,169
Professional services...      --        --         --        --        --      1,465      3,666    3,888
Government services:
 Cost of sales,
  excluding loss
  contract and asset
  impairment charges....   11,065    10,478     11,915    10,867     9,880    10,579     10,361    7,754
 Loss contract and asset
  impairment charges....      --        --      40,949       --         60        57        150    8,433
                          -------   -------   --------   -------   -------   -------    -------  -------
 Total cost of sales....   41,269    43,120     84,229    43,690    43,120    45,120     48,806   57,244
                          -------   -------   --------   -------   -------   -------    -------  -------
Gross margin............   22,047    23,335    (16,503)   26,333    24,736    27,447     31,089   24,778
Operating expenses:
Selling, general and
 administrative.........   21,861    21,345     21,375    16,617    17,887    24,844     28,378   34,273
Research and
 development............      187       172        133       133       536     1,518      1,380      322
                          -------   -------   --------   -------   -------   -------    -------  -------
 Total operating
  expenses..............   22,048    21,517     21,508    16,750    18,423    26,362     29,758   34,595
                          -------   -------   --------   -------   -------   -------    -------  -------
Income (loss) from
 operations.............       (1)    1,818    (38,011)    9,583     6,313     1,085      1,331   (9,817)
Other income (expense):
Legal proceedings.......      --        --       4,157       --      2,094       --         --       --
Other income (expense)..     (271)     (225)    (1,542)   (1,457)     (866)     (420)    (2,870)    (453)
Interest income
 (expense)..............      877       793        369       750       803       275         (3)    (112)
                          -------   -------   --------   -------   -------   -------    -------  -------
Income (loss) before
 income taxes...........      605     2,386    (35,027)    8,876     8,344       940     (1,542) (10,382)
(Provision) benefit for
 income taxes...........     (224)     (883)    12,960    (3,284)   (4,530)   (3,419)    (7,692)  10,055
                          -------   -------   --------   -------   -------   -------    -------  -------
Net income (loss).......  $   381   $ 1,503   $(22,067)  $ 5,592   $ 3,814   $(2,479)   $(9,234) $  (327)
                          =======   =======   ========   =======   =======   =======    =======  =======

Liquidity, Capital Resources and Financial Condition

   As of December 31, 1999, cash and cash equivalents were $35.8 million. We also had $3.4 million of restricted cash that we temporarily hold in custodial accounts on behalf of clients and $28.9 million in restricted cash that we have supplied to a client, who is a provider of ATM management and outsourcing services, for use in the client's ATMs. We are obligated to provide up to $35 million of cash to this client. Funds advanced to this client earn interest at a rate of prime plus 1% per annum.

   Deluxe has agreed to provide us with a $75 million unsecured, revolving credit facility until the earlier of the effective date of the split-off or August 28, 2000. We currently do not have borrowings outstanding under this facility. Borrowings under the facility will be due at the split-off or maturity and will accrue interest at the London Interbank Offered Rate, or LIBOR, plus a variable additional margin based on Deluxe's credit rating. At December 31, 1999, the applicable rate would have been 6.39% per annum. The credit facility contains financial and restrictive covenants, including limitations on our ability to incur secured debt, to dispose of assets, to consolidate and merge and to sell substantially all of our assets, and financial maintenance ratios. We intend to replace this facility with a new credit facility with one or more financial institutions prior to the split-off or maturity. A replacement credit facility may not be available to us, or if available, we may not be able to obtain it on a timely basis or on terms acceptable to us.

   At December 31, 1999, we also had a $5.0 million line of credit, which is denominated in Indian rupees and guaranteed by Deluxe, available for use by our international operations at an interest rate of 15.81%. The average amount drawn on this line during 1999 was $2.7 million. As of December 31, 1999, $3.1 million was outstanding. In March 2000, this line of credit was increased to $10.0 million and remains guaranteed by Deluxe until October 1, 2000.

   The following table sets forth a summary of cash flow activity and should be read in conjunction with our consolidated statements of cash flows:

                                                    Summary of Cash Flows
                                                   Year ended December 31,
                                                   --------------------------
                                                    1997     1998      1999
                                                   -------  -------  --------
                                                        (in thousands)
   Cash provided by (used in) operating
    activities.................................... $25,938  $ 7,821  $(12,150)
   Cash used in investing activities.............. (18,519) (31,537)  (73,209)
   Cash (used in) provided by financing
    activities.................................... (10,802)  15,928   105,153
                                                   -------  -------  --------
   Net (decrease) increase in cash and cash
    equivalents................................... $(3,383) $(7,788) $ 19,794

   Cash used in operating activities was $12.2 million in 1999, primarily due to $32.2 million to pay the judgment in legal proceedings related to our government services business and the use of $25.0 million to supply cash to ATMs operated by a client in our electronic payment solutions business.

   Cash used in investing activities was $73.2 million in 1999, primarily due to purchases of capital assets of $38.2 million, which included $17.3 million for product development related expenditures. We also invested $13.0 million to purchase an electronic check conversion company and $23.4 million to purchase the remaining 50% ownership interest in HCL-Deluxe.

   Cash provided from financing activities was $105.2 million in 1999, of which $108.8 million was provided by Deluxe and $3.1 million from borrowings on our line of credit. We used cash to repay debt of $6.7 million.

   We had capital expenditures of $38.2 million in 1999, $30.5 million in 1998 and $18.0 million in 1997. We anticipate a substantial increase in our capital expenditures in 2000 to complete the integration of our infrastructure and for continued spending on product development. In particular, we intend to consolidate our data centers and customer contact centers. We estimate our capital expenditures to be approximately $62.5 million in 2000.

   In March 2000, we used $20 million of cash to purchase a 24% interest in a provider of ATM management and outsourcing services to retailers and financial institutions. We are obligated to provide up to $35 million of cash for use in this provider's ATMs.

   We believe that our cash, cash equivalents, proceeds from this offering and borrowings under our credit facilities will provide sufficient capital to fund our operations for the foreseeable future.

Recently Issued Accounting Standards

   In April 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-5, "Reporting the Costs of Start-up Activities," which provides guidance on the appropriate accounting for start-up activities beginning in 1999. Application of the SOP did not have a material impact on our reported operating results or financial position.

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which provides guidance on accounting for derivatives and hedge transactions. We anticipate that the effect of this pronouncement, which is effective for us on January 1, 2001, will not have a material impact on reported operating results.

Market Risk Disclosure

   We operate internationally, and so are subject to potentially adverse movements in foreign currency rate changes. We have not entered into foreign exchange forward contracts to reduce our exposure to foreign currency rate changes on intercompany foreign currency denominated balance sheet positions. Historically, the effect of movements in the exchange rates have not been material to our consolidated operating results.

                                    BUSINESS

Overview

   We are a leading provider of end-to-end electronic debit payment solutions to financial institutions, retailers, electronic funds transfer networks and e-commerce providers. Our primary products and services include decision support and risk management tools, electronic funds transfer processing, monitoring and settlement services and professional services, including information technology consulting and business process management.

   Our decision support and risk management tools combat identity fraud and account abuse, using our leading DebitBureau database of more than 2.7 billion debit records. We are a leading third party processor of electronic funds transfers in the United States and can process electronic payments cost-effectively to all electronic funds transfer networks on a worldwide basis. As part of our comprehensive solutions, we offer professional services, including implementation and integration of our software, custom software development, creation of e-commerce applications and business process management.

   We offer our products and services as comprehensive solutions or as independent offerings. We are a single source of electronic debit payment solutions whether payments are made using payment cards or paper checks, or whether the transaction is accomplished at retail locations or ATMs, through mail or telephone orders or over the Internet.

Industry Background

   Electronic Payments. The global payment system is undergoing rapid change as new technologies and the new business requirements, primarily in e-commerce, cause newer electronic payment methods to supplant traditional paper methods. Although paper payments, such as personal check, cash, bank and travelers checks and food stamps, continued to represent more than 70% by dollar volume, or $3,255 billion, of U.S. consumer payments in 1998, the Nilson Report estimates that paper payments will decline to 52.1%, or $3,556 billion, of U.S. consumer payments by 2005 while the dollar volume of debt card payments will increase from 3.7%, or $168 billion, of U.S. consumer payments in 1998 to 10.9%, $743 billion, in 2005.

   The Nilson Report estimates that the number of U.S. debit cards payments will increase from 4.9 billion transactions, or 4.9% of total consumer transactions, in 1998 to 19.1 billion transactions, or 14.0% of total consumer transactions, in 2005, representing a compound annual growth rate in debit transactions of 21.6%. This compares to the number of U.S. credit card payments which Nilson expects to increase from 17.1 billion transactions, or 17.4% of total consumer transactions in 1998 to 21.9 billion transactions, or 16.1% of total consumer transactions, in 2005, representing a compound annual growth rate of only 3.1%. The Nilson Report further estimates that the number of U.S. debit card transactions will overtake credit cards by 2007. In many international markets, including United Kingdom and Canada, debit cards have replaced credit cards as the leading form of consumer electronic payment. As a result, financial institutions and retailers will require electronic payment processes that facilitate newer electronic payment methods as well as increase the efficiency of continued paper payment transactions.

   The growth in debit cards use is increasing as a result of its convenience and safety. Consumers use debit cards to direct a bank to pay money from a demand deposit account, such as a checking account. Debit card use is increasing because it is widely accepted by retailers and provides substantially the same level of convenience in making a purchase as credit cards. In addition, debit cards allow a consumer to avoid accumulating credit card debt, provide a single statement of the consumer's debit card and check transactions on the consumer's bank statements and in many cases provide a cash-back feature at the point-of-sale. For retailers, debit cards generally entail lower transaction costs than credit cards due to higher processing costs and fees for credit card payments and fewer fraud losses in the cases where the debit card transaction involves the use of a unique personal identification number, or PIN, assigned to the cardholder.

   e-Commerce. Growth in e-commerce transactions is also expected to increase the need for electronic payment solutions. According to Forrester Research, online retail purchases by U.S. consumers will grow from $20 billion in 1999 to $184 billion in 2004, reaching 7% of total retail spending that year. Payment for Internet transactions are primarily made by payment card, with an estimated 90% made using credit cards. This dependence on credit cards presents issues for e-commerce companies. E-commerce companies face the potential for a substantial amount of credit card fraud due to identity manipulation. PIN-based debit transactions could help alleviate this problem for merchants and give consumers a higher degree of confidence in the security of PIN-based Internet transactions. By failing to provide debit payment alternatives, e-commerce providers exclude the estimated 32.4% of U.S. consumers, according to the Federal Reserve Bank, who do not have a credit card. Consequently, we believe e-commerce companies are increasingly likely to look to debit card transactions to expand payment options for consumers, to lower transaction costs, to provide greater transaction security and to deliver more successfully completed transactions.

   Financial Institutions and Merchants. In general, merchants and financial institutions are seeking to increase the use of electronic payment systems to decrease transaction costs. A study by the Bank for International Settlements estimates that the cost of using electronic payments is one-third of the cost of paper-based transactions. To facilitate electronic payments, merchants and financial institutions are installing greater numbers of ATMs and point-of-sale debit terminals. The number of these devices increased by 36.6% from 1998 to 1999 according to Bank Network News. Retailers and banks are also adopting new technologies to reduce costs associated with paper checks. Electronic check conversion technologies in which physical checks are scanned at the point-of-sale and converted into an electronic transaction, are gaining acceptance. Using electronic check conversion, retailers and banks can realize cost savings and cash management benefits while enabling customers to continue their check writing practices. NACHA, the electronic payments industry association, estimates that more than one million checks per month are currently being converted into electronic transactions at the point-of-sale. NACHA also estimates that 25,000 merchants and 50 to 100 banks are using electronic check conversion devices.

   A significant factor in transaction costs is debit fraud, including use of a false or stolen identity, and account abuse, such as writing checks with insufficient funds or opening and closing accounts to avoid payments. Debit fraud losses totaled $1.3 billion for banks and $13 billion for merchants in the United States in 1998, according to the Tower Group, and have increased for merchants at a rate of 5% per year since 1996. In order to combat fraud effectively, financial services companies and retailers require payment history data and risk management decision support tools that enable them to identify potential risks. Debit card transactions can reduce fraud because transactions using PINs are less likely to be fraudulent than signature based transactions.

   Financial service companies also face pressures to adopt new payment technologies to better serve their customers and reduce costs. Banks, credit unions and savings banks are making substantial investments in on-line banking, while brokers require efficient mechanisms for online opening and funding of trading accounts. In each case, the financial service companies must find online methods that reduce or eliminate the need to deliver paper checks and manage the risk of online account funding. Financial service companies require these services to retain highly valued customers and to position themselves for expanded e-commerce activities. At the same time as financial services companies and retailers are responding to these increasing demands for new technologies and the rapid growth in e-commerce and internet delivery channels, they also must control costs and address shortages of information technology resources. One consequence is that financial institutions and retailers are increasing their use of external information technology service providers. The Tower Group estimates that spending by U.S. commercial banks on external information technology services will increase from $26 billion in 1998 to $33 billion in 2002.

   Market Opportunity. To accommodate the variety of payment methods in use today, merchants and financial institutions need various technologies for acquiring, authorizing and processing payment transactions. These technologies must provide an initial means to capture transaction data. For example, a consumer may wish to use a debit card, ATM card, credit card or paper check to effect a transaction. The financial institution or retailer must collect the consumer's account and transaction information through a point-of-sale device, ATM, telephone order, check or Internet interface. This account and transaction information is processed through an electronic funds transfer system for payment authorization and settlement. The system may also provide verification and risk analysis filters to detect potential fraud. In addition, banks and financial institutions need technologies that facilitate opening accounts online, manage accounts more effectively and "cross-sell" additional services through online access to customer payment data. The following diagram illustrates the elements of the payment cycle.

              [DIAGRAM ILLUSTRATING THE FLOW OF THE PAYMENT CYCLE]

   To respond to the rapid changes and pressures in the payment industry, companies require significant transaction processing and payment management services and support. Financial service companies and retailers are seeking tools that provide lower payment costs, fraud prevention and risk management, decision support and secure transactions. In the past, these organizations have needed to work with separate service providers to obtain the necessary tools. The electronic payments industry has been divided between delivery and transaction processing companies and information and analysis providers. At the same time, financial service companies and retailers need access to professional information technology resources so that they can exploit the promise of new technologies.

Our Solution

   We offer comprehensive electronic debit payment solutions that enable our clients to manage and combat fraud, transfer funds cost-effectively and enhance their customer relationships. We provide a unique source of electronic debit payment services that combines leading electronic funds transfer processing capabilities and software with debit-based information and risk management tools. In addition, our information technology professional services provide clients with the resources to respond to the demands for new technology, implement and integrate our solutions and develop new software applications. With our products and services, our clients can enhance the value to them of every debit transaction.

   Using our premier debit data, risk management tools and processing capabilities, we can deliver integrated end-to-end payment management solutions. Our products and services also can be deployed as separate modules to fit our clients' needs. We believe this mix of leading capabilities and flexible product offerings address developing market opportunities and provide us with the following competitive advantages that are key elements of our success.

   End-to-End Solutions. We enable our clients to manage the complete electronic debit payment cycle using our products and services. Our solutions reduce transaction costs, manage risks and enhance customer relationships for our clients by providing:

  . risk management and decision support tools based on DebitBureau, our leading debit information database;

  . customer relationship tools for opening financial accounts, electronically funding these accounts, minimizing fraud and identifying cross-selling opportunities;

  . transaction processing, monitoring and settlement on an efficient, cost-effective and worldwide basis;

  . information technology professional services to create e-commerce and Internet solutions, integrate our solutions and new technologies and develop custom software applications; and

  .  business process management services.

   In the past, merchants, banks and other financial services companies needed to integrate debit payment services from numerous providers using disparate technologies and platforms. We believe we are the only single-source provider of comprehensive electronic debit payment solutions on an integrated basis. Clients, however, can use our individual services that fit their needs and we can implement these services in any environment.

   Premier Database. Our DebitBureau database is the most comprehensive source of debit data in the industry. The database contains more than 2.7 billion debit records, including account openings and closings, demand deposit account activity, insufficient funds check-writing histories and check order histories. It also includes credit information and household-specific demographic data. Approximately 1.7 million records are added daily to DebitBureau. DebitBureau provides a unique source of information because it aggregates data from market leading services including SCAN, the most widely accessed check verification database in the United States, and ChexSystems, the leading new account applicant verification service used by more than 86,000 financial locations. We also receive data from clients of Deluxe and over 82,000 retail locations. In addition, we obtain data from credit bureaus and other data sources.

   The breadth and depth of DebitBureau allow us to develop more powerful risk management and analytical tools. Our clients can draw on DebitBureau to make better risk management decisions, such as authorizing a new demand deposit account or accepting a check, and to improve customer relationship decisions, such as identifying opportunities to cross-sell additional services to their customers. We offer solutions that provide our clients online access to the database and proprietary risk assessment models. Information on a proposed debit transaction or an account opening is entered by a client into our system and is analyzed to determine the likelihood of identity fraud or account abuse or to assess the overall risk of opening a new account. The system also identifies customers of our client's who are most likely to accept client product offers. For example, our system enables financial institutions to sell credit cards and home equity loans more effectively to new demand deposit account customers and to set more appropriate limits on the customer's privileges, such as maximum withdrawals in debit card transactions.

   Global Processing Capabilities. Using our electronic debit payment services, our clients have the ability to process debit payment transactions through all electronic fund transfer networks on a worldwide basis. Our network connects with over 15,000 links to other networks and institutions throughout the world. We are a leading third party processor of debit electronic fund transfers in the United States, processing approximately five billion transactions in 1999. Our processing services drive more than 98,000 point-of-sale devices and more than 9,500 ATMs.

   For example, we are the single gateway for all of a major U.S. financial institution's ATM transactions outside its internal network on a worldwide basis, processing approximately 125 million transactions in 45 countries in 1999. Our processing services can provide a single gateway for electronic funds transfers that can sort and execute all of a client's electronic debit payment transactions using the appropriate networks. We also consolidate and report in real-time a client's net cash position at a single location or across the client's entire system. These and other features of our solutions enhance our clients' cash management capabilities. Our processing services and software perform high-volume online transaction processing, accommodate a wide variety of terminal types, ranging from the Internet to ATMs, and support complex networking relationships. We drive and manage the services for all major ATM models through multiple telecommunication configurations.

   Expertise in Electronic Commerce. We have focused on facilitating electronic payments since 1976. This long history and industry focus provides us with the experience and capabilities to facilitate electronic debit payments through any channel, including the Internet, point-of-sale device or ATM. Based on these skills, we are uniquely positioned to enable debit transactions on the Internet. We recently introduced Integreat!, an online service for opening, funding and managing demand deposit accounts over the Internet, which extends our fraud management and client account management tools to the Internet. We also offer Web EFT, a browser-based Internet application that allows clients automatically to collect and deposit pre-authorized customer payments. We also have developed close relationships with market-leading clients as payment technologies, business models and global financial systems have changed dramatically. These close relationships provide us with market insights into our clients' needs and conditions in global markets.

   Global Resources for Information Technology Solutions. Our high quality professional services provide information technology solutions by teaming onsite consultants in the United States who analyze and manage the project with software developers in India who execute client-specific software solutions. We employ over 1,300 software programmers worldwide. Our global delivery capabilities gives us the ability to provide high quality, round-the-clock development services at competitive prices. Our information technology professionals customize and implement our electronic debit payment solutions for our clients, develop new software applications for our solutions as well as custom applications for our clients, and create custom e-commerce and Internet-related software solutions. We are presently engaged by 20 companies for our information technology professional services, including Bank One, the Pershing Division of Donaldson, Lufkin & Jenrette and ReliaStar Life Insurance Company.

Our Strategy

   Our objective is to be the leading provider of electronic debit payment solutions and information technology solutions to the electronic payment industry and financial institutions. Key elements of our business strategy are to:

  . Expand e-Commerce and Internet Delivery Capabilities. We plan to devote significant resources to exploit e-commerce and Internet related opportunities. Based on our processing capacities, information capabilities and industry expertise, we believe we are uniquely positioned to help our clients take advantage of the efficiencies and revenue opportunities of e-commerce. We intend to continue to adapt our core capabilities in transaction processing, fraud prevention and client account management for Internet applications and to develop products and services that will enable new e-commerce channels, such as business-to-business electronic payment transactions. Our services can help make debit payments, which are under-represented on the Internet as a payment option, safer, easier to use, and more widespread in Internet transactions. In our product development pipeline are:

    . PIN-secured debit payment applications for purchases on the Internet;

    . ATM management applications that provide Internet access to product advertising on the ATM screen; and

    . Internet check acceptance software that can accept, authenticate, authorize and settle a checking account-based debit transaction initiated over the Internet.

  . Extend Technology Leadership. We intend to continue to enhance our position as a technology leader by introducing new products that provide greater risk management and value-added functionality. We have introduced QualiFile, a new account opening service for banks and brokerage firms that features improved risk scoring, enhanced financial and demographic targeting of cross-selling opportunities and expanded customized instructions. We have recently launched DataNavigator, a web-based, real-time electronic funds transfer data management and customer support platform that provides full back-office support with transaction research, real-time settlement and reconciliation services. To extend our technology position, we intend to leverage the development skills of our information technology professionals and expand our research and development role on behalf of financial institutions. We believe the ability to combine information and transaction delivery services will be a critical element in our success. To that end, we plan to invest in the technology and personnel required to expand our payment information capabilities and merge them into new, broader, faster and more versatile delivery systems.

  . Expand Existing Client Relationships and Attract New Clients. Most of our clients currently use only a portion of our services. As we continue to integrate our information and processing capabilities with our professional services into new comprehensive, information-based payment management solutions that provide greater value for our clients, we believe we can expand our relationships with existing clients to provide additional services. In addition, we plan to provide solutions to our clients' e-commerce needs as they emerge. We intend to expand our sales force to develop new clients, build brand awareness and cross-sell all the components of our comprehensive suite of electronic payment management services. We also are seeking new clients in rapidly growing Internet markets such as online banking, electronic bill presentment and payment and business-to-business e-commerce.

  . Seek Acquisition and Strategic Alliance Opportunities. We intend to pursue acquisitions of complementary businesses, technologies or product lines. We believe there are opportunities to make accretive acquisitions by adding services to enhance our comprehensive solutions. In addition, we plan to seek strategic relationships with key industry participants in order to broaden our market presence, reach new geographic and vertical markets, and increase our sales penetration by leveraging each partner's technology and expertise in specific markets, industry reputation and sales and marketing resources. For example, we recently acquired a 24% interest in a client of our transaction processing services that is a provider of ATM management and outsourcing services to retailers and financial institutions.

  . Broaden International Sales. We currently derive approximately 10% of our revenue from international sales in 22 countries. We intend to expand in international markets by further penetrating our existing client base and by focusing on emerging international markets lacking established electronic payment systems.

Our Products and Services

   We deliver electronic debit-based payment management solutions to financial institutions, retailers, electronic funds transfer networks and gateways and e-commerce providers. To address our clients' electronic payment management needs, we offer a comprehensive suite of products and services. We offer the following three broad categories of products and services:

  .  decision support and risk management tools;

  . electronic funds transfer processing, monitoring and settlement services; and

  . professional services, including information technology consulting and business process management.

   Our products and services can be deployed on a stand-alone basis, or combined with each other to provide an end-to-end solution. This flexibility enables our customers to select individual services they need to meet their current business objectives and then to add additional services as their requirements evolve.

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

  Decision Support and Risk Management Tools

   We offer a variety of tools to help financial institutions, retailers and other businesses that accept debit payments to:

  .  determine the likelihood of account fraud and identity manipulation;

  . assess the overall risks involved in opening new accounts or accepting payment transactions; and

  . make better predictions about other products their customers are likely to purchase.

   Our decision support and risk management tools are based on our DebitBureau, the most comprehensive source of debit data, as well as credit and demographic data. DebitBureau contains over 2.7 billion records, including account opening and closing information, deposit account collections data, retail insufficient funds check-writing histories and check order histories. We also record and store third party information that our models use to screen for potentially incorrect, inconsistent or fraudulent social security numbers, home addresses, telephone numbers, driver license information and other indicators of possible identity manipulation. Using the data, for example, we perform various tests to validate the consumer's identification, and apply analytic and predictive statistical models to assess and rank account risk and to match customers with targeted financial products.

   Check Authorization. We operate SCAN, or Shared Check Authorization Network, the most widely accessed check verification database in the United States. SCAN serves 17 of the top 20 retailers in the United States, including Wal-Mart, Kmart and Home Depot. More than 82,000 retail locations report returned check activity to the SCAN network. We verified checks with an aggregate value of approximately $181 billion in 1998. The SCAN database helps retailers reduce the risk of write-offs for dishonored checks due to insufficient funds and other forms of account fraud and identity manipulation. When a check is presented as payment at the point-of-sale, SCAN members electronically access the database by running the check through a scanner. The information on the check is then compared to the database and analyzed for the likelihood of fraud. The check scanner then indicates whether the retailer should accept or reject the check. Merchants pay a service fee for SCAN based on the aggregate dollar value of checks authorized by the retailer using SCAN and additional fees per inquiry for customer or retailer calls to the call centers.

   As part of an integrated solution to help retailers manage their check acceptance programs, we offer collection services to some SCAN members. We tailor our collection strategies to specific retailer needs. The services generally involve sending letters and follow-up telephone calls to consumers whose checks have been returned. In addition, we extend to a limited number of SCAN members the option of a portfolio purchase solution. Under this solution, we purchase the returned checks from the retailer at a mutually agreed upon total discounted purchase price and assume the collection liability.

   New Account Verification. Our ChexSystems business is the leading provider of new account applicant verifications. This service is used by more than 86,000 financial institution locations. ChexSystems provides access to more than 22 million closed-for-cause account histories and 53 million records of new account inquiries. ChexSystems receives on average about 2.7 million new account inquiries per month. This service helps financial institutions assess the risks involved in opening new customer accounts. Financial institutions may access the service online or by telephone. We also are developing an Internet-based new account verification service.

   We also offer enhanced versions of our new account verification service. New AccountChex performs social security number validation, and indicates whether the applicant has made any other new account inquiries within the past 90 days and had any accounts closed for cause within the past five years. AccountChex Plus provides in addition to new account applicant verification, returned check activity information and driver's license validation. Financial service companies may access these products online or by telephone. We are also developing these products for use over the Internet. Financial institutions pay a service fee for our new account verification services based on the number of inquiries.

   As a separate service, we also provide collection services to financial institution clients of ChexSystems. We do not assume any collection liability for these services. We contract with a third party for extended collection activity.

   FraudFinder. FraudFinder is an identity fraud-detection service for new accounts which are opened in person or over the Internet. FraudFinder accesses our comprehensive DebitBureau database to help financial service companies identify potential identity manipulation and fraud. FraudFinder scores and ranks new accounts according to their level of risk, using neural network technology. A neural network is a complex mathematical model used to predict the likelihood of future behavior by analyzing and learning from data supplied about past behavioral patterns. The key to a neural network is the ability to continuously "learn" from each new data input and thus improve its predictive capability.

   The fee structure for FraudFinder consists of a one-time set-up fee and a charge for each customer inquiry. FraudFinder, which we introduced in 1999, is an enhanced version of our earlier fraud detection service. Currently, over 300 clients use FraudFinder, including Bank of the West, California National Bank and Citizens Bank.

   In FraudFinder, we offer ID validation capabilities that assist businesses in authenticating an individual and the personal information provided during an account-opening event. These capabilities are incorporated in our on-line and Internet-based account opening products. By validating and performing various tests on an individual's social security number, driver's license information and address and phone numbers, we are able to assess the likelihood of the validity of the identity information provided.

   QualiFile. QualiFile is an online, real-time account-opening service. It combines debit data from our DebitBureau with comprehensive credit, demographic and financial product-use data to help financial service companies make informed decisions about opening new accounts and financial product offerings that new customers are more likely to accept. QualifFile has the following features:

  . QualiFile validates an applicant's identity and predicts the likelihood of account abuse by scoring the applicant's risk level.

  . QualiFile creates a financial profile of the new customer and generates a list of targeted products that matches the customer's needs with the products offered by the financial institution.

  . QualiFile simplifies and automates the account-opening process. QualiFile guides the new account representative through the new account process by presenting on-screen messages. These messages include whether to accept or deny the account, or review the decision with a manager, a customized list of products that may appeal to the new customer and product-offer dollar limits, rates and terms.

   The fee structure for QualiFile consists of a one-time set-up fee, a charge for each customer inquiry and a monthly minimum participation fee. We introduced QualiFile in September 1999. Clients using our QualiFile service include BankUnited, Bank One, Union Planters and GTE Federal Credit Union.

   Integreat!. In December 1999, we introduced Integreat!, our first end-to-end solution that helps financial services companies open new accounts for consumers over the Internet. Integreat! streamlines the online account-opening process by verifying the applicant's risk level, targeting financial product offerings, funding accounts electronically and delivering checks, cards and other account-related materials to the new customer. Integreat! incorporates our QualiFile service to provide real-time ID verification, risk assessment and customized financial product offerings. Once the new account is approved, the applicant authorizes the electronic transfer of funds to the new account from an existing outside account, which eliminates the need to deliver paper checks and speeds up the time to funding.

   The fee structure for Integreat! consists of a one-time setup fee, a charge for each customer inquiry and a monthly minimum participation fee. Clients using our Integreat! service include USA Bancshares.com and Umbrellabank.com. We believe that our Internet account opening and funding service has potential applications in other customer markets. We are currently targeting online brokerage firms.

   Debit Report Service. In February 2000, we began to offer reports on consumer debit transactions that can be used as part of credit reports and scoring models that assess a consumer's payment risk. We are targeting the service to major credit issuers and credit bureaus.

  Transaction Processing

   Transaction processing involves:

  . capturing the information required to conduct an electronic transaction, such as an ATM withdrawal or debit card payment through a point-of-sale device;

  .  electronically locating the cardholder's bank and account;

  .  verifying the validity of the account;

  . authorizing the financial institution or merchant to accept the transaction;

  .  debiting the cardholder's account;

  .  crediting the merchant's or financial institution's account; and

  .  then electronically transferring the funds settlement.

For example, when a cardholder inserts his debit card into an ATM or point-of-sale device and enters his PIN and the type and amount of the transaction, the device contacts the processing company that operates that particular device and transmits the information. The processing company identifies the institution that issued the card and works through all the validation and authorization routines, such as the correct PIN, limits on withdrawals, and whether there are sufficient funds in the account. If all the routines are executed successfully, the processing company signals the device to complete the transaction.

   To carry out the tasks required in an ATM or point-of-sale device transaction, each machine is typically connected to several computer networks. These networks include private networks that connect the devices of a single device owner, shared networks that serve several device owners in a region and national shared networks that provide greater access to devices across regions. Each shared network has numerous financial institution members. For example, the NYCE network has over 2,300 financial institution members, including Chase Manhattan and FleetBoston Financial, and the StarSystem Network has over 3,400 financial institution members, including Bank of America and First Union. Gateway service providers, such as eFunds, provide access to multiple networks. The computer driving the device will route the transaction to the lowest network level that can complete the task.

   Debit-based Transaction Processing. We are one of the largest third-party processors for regional automated teller machine, or ATM, networks in the United States. We also provide transaction processing for various types of retail point-of-sale terminals that authorize payments from debit cards, checks and electronic checks. We drive or operate more than 9,500 ATMs and more than 98,000 point-of-sale terminals. In 1999, we processed approximately five billion debit transactions, with 99.99% availability and at speeds up to 600 transactions per second. We process virtually all types of debit-based transactions, including cash withdrawals, cash deposits, balance inquiries, purchases, purchases with cash back and purchase returns. In addition, we authorize cash advances and purchases initiated with credit cards at ATM or point-of-sale locations. We have the ability to process transactions to any electronic funds transfer network in the world. This network accessibility enables a consumer to withdraw funds from any ATM location, anywhere and at anytime.

   We are also developing Internet-based transaction processing. We have entered into an agreement with NYCE, one of the largest operators of ATM and debit card networks, to provide transaction processing over the Internet for its SafeDebitTM, a PIN-based Internet debit payment product. This product allows consumers to pay for purchases on the Internet with funds withdrawn directly from their checking accounts.

   Our transaction processing services include: authorization and verification of the payment transaction, capture and transmission of the transaction data, settlement of the payment transaction and information reporting. We also provide 24 hour a day, 7 days a week monitoring of 5,200 ATMs for system irregularities, including the availability of ATM and point-of-sale terminals and network access. Our transaction processing capabilities include:

  . transaction processing from different types of ATMs and point-of-sale terminals, which may differ according to model, protocol and software;

  . authorization and verification for online and offline debit and credit cards, including Mastercard or VISA bank cards, and paper and electronic checks;

  . access to substantially all national and regional networks, such as MasterCard/Maestro/Cirrus, Visa/PLUS, American Express, Discover, STAR, NYCE, Pulse and MAC;

  . transaction switching, allowing transactions to be routed internationally;

  .  data management through our DataNavigator, an optional product; and

  .  comprehensive settlement and reconciliation services.

   As part of our transaction processing services, we receive fees for installation of the software and hardware; monthly transaction processing, which includes a base fee plus a variable fee based on the number of transactions; and additional services related to surcharged transactions, network access and sponsorship, ATM operation, card and authorization services, settlement services, ATM monitoring, testing resources and professional services.

   EFT Processing Software. We license our electronic funds transfer software, the same software that drives our electronic funds transfer processing business, to in-house processors and regional networks in 22 foreign countries and in the United States. In 1999, our licensees processed 10 billion transactions around the world using our electronic funds transfer software. Our electronic funds transfer software runs on IBM and Tandem computing platforms. We also provide maintenance and support services.

   ACH Processing. We are one of the largest private sector automated clearinghouse service, or ACH, providers. The ACH network is an electronic payment delivery system used primarily to process repetitive payments, such as payroll, social security payments and utility payments. The ACH network acts as the clearing facility for routing electronic funds transfer entries between financial institutions on behalf of their business customers. The Federal Reserve is the largest ACH service provider.

   Our ACH services allow financial institutions to originate, receive, balance, settle and edit their ACH transactions. We function as the financial institution's ACH technology arm, giving the financial institution direct control over its processing, but reducing the costs associated with operating a processing and settlement infrastructure as an alternative to the Federal Reserve as the exchange point. We also offer ACH switching services to members of the American Clearing House Association which enable them to exchange and settle ACH transactions with other member financial institutions. We also provide calculation of daily settlement for ACH transactions, as well as research and return capabilities.

   The fee structure for our ACH services consists of installation fees, monthly fees and transaction fees.

   DataNavigator. DataNavigator is a user-friendly software tool for financial services companies, networks and independent service providers that enables real-time electronic funds transfer data management and customer support. DataNavigator uses a client server architecture that features a comprehensive data repository supported by both a Windows-based and web browser-based user interface. DataNavigator helps cut costs and improve customer satisfaction by speeding up settlement and reporting, streamlining transaction research and reconciliation services.

   DataNavigator provides continuous settlement processing of electronic transactions. Whether electronic funds transfer processing is handled in-house or by a third party processor, DataNavigator can help users handle the reporting, aggregation, reconciliation and settlement of transactions online, as they arise. DataNavigator eliminates the traditional end-of-day bottleneck for batch processing of settlement and reporting and simplifies transaction research by providing a single point of access to all the electronic transaction data on the user's network. Information is available to the customer support staff immediately after a transaction occurs. DataNavigator also provides detailed information about electronic funds transfer transactions to help manage profitability and analyze consumer transaction behavior. Transactions can be analyzed based on specific parameters, such as ATM location or set dollar amounts at given locations. A bank that owns multiple ATMs, for example, can determine its cash position at a particular ATM at any point during the day. DataNavigator is fully operational in our transaction processing centers and may be accessed by our transaction processing clients for an additional fee or may be licensed by our software clients as an additional module.

   Electronic Check Conversion. Our electronic check service converts paper checks into electronic transactions at the point-of-sale. Under the electronic check system, the consumer continues to write a check but the retailer runs the check through a check reader to capture account data. The check is authorized through SCAN OnLine, our real-time check verification service. Once the transaction is accepted, the authorized amount of funds is deposited in the retailer's account, generally within one day, and is debited from the consumer's account using the ACH network.

   We believe that our electronic check service benefits retailers by reducing paper check processing costs, minimizing bad-check write-offs and accelerating funds collection. As of March 1, 2000, more than 3,000 locations use our electronic check conversion service and seven companies remarket the service to their merchant customers. We provide our electronic check service on a fee per transaction basis.

   OnLine Banking. We offer an online banking software solution for Internet delivery of financial services to home users and businesses. We are initially targeting our Internet Financial Management product line to financial institutions in western Europe and the United Kingdom. Our Internet Financial Management product offers banking customers the flexibility to access their bank accounts 24 hours a day, 365 days a year, using a web browser or new devices such as web-enabled mobile phones and personal digital assistants. Using our product, bank customers can:

  .  check account balances;              .  check the status of previous
                                             payment instructions;

  .  view transaction history;


                                          .  authorize or cancel payments
  .  search for a specific transaction;      awaiting processing;


  .  transfer funds between accounts;     .  maintain standing order and
                                             direct debit instructions; and


  .  maintain a list of payees;
                                          .  order checks and foreign
                                             currency.


   The software runs on the Windows NT operating system and employs the latest encryption and authentication technology to enhance the security of transactions. We introduced our Internet Financial Management product line in June 1999. Currently, two clients are using the product on a pilot test basis.

   Electronic Bill Presentment and Payment. We plan to extend our ACH processing services to help providers of electronic bill presentment and payment and financial institutions manage payment origination, settlement and collections. We are positioning our decision support and risk management tools to address fraud and security concerns at the enrollment process. In addition, we intend to use our information technology professional service capabilities to help develop interoperability between developing electronic bill presentment and payment systems and existing payment systems.

   Business-to-Business e-Commerce. Currently, we are developing systems and services to facilitate the web-based delivery of various aspects of business-to-business e-commerce including accounts receivable and accounts payable processing and reporting, payment acquisition and settlement and the electronification of retail and wholesale lockbox functions.

  Professional Services

   We have combined the information technology professionals from the various business units being separated from Deluxe to form a single integrated information technology professional services group. We offer a full range of information technology professional services to complement our electronic debit payment business and on a stand-alone basis. We specialize in the implementation and integration of our own and third-party software products; the development, redevelopment and maintenance of a broad range of computer software applications; and the development of custom e-commerce and Internet solutions. In addition, we offer business processing management services, such as accounting operations, transaction processing and call center operations, at our shared services center in Delhi, India. We offer our professional services either on a fixed-price, fixed-time basis or on a time and materials basis. In 1999, we derived approximately 80% of our information technology service revenue from time and material contracts. Currently, we are targeting our services to financial institutions and other businesses that accept debit payments, such as retailers and e-commerce providers.

   We provide our services through a global software development model which combines industry, product and technical specialists based in our facilities in the United States, United Kingdom, India and Australia. Our global delivery capabilities give us the ability to provide high quality, round-the-clock development services at competitive prices. Our information technology professional services group includes over 1,300 consultants and software developers, including approximately 900 people in the United States, approximately 300 people in our two software development centers in India and approximately 100 people in the United Kingdom. Our first software development center has been assessed at Level 3 of the Software Engineering Institute's Capability Maturity Model. The Software Engineering Institute's Capability Maturing Model ratings are internationally recognized standard for assessing the level of maturity and consistency of software development centers. The Level 3 rating provides evidence of the quality and consistency of our offshore software development capabilities, placing the center in the top 10% of all software development facilities that have been rated. We opened our second software development center in March 2000.

   Software Development Services. We provide a variety of software development services that cover all stages of the software development cycle. We develop new custom applications for our clients on a variety of technology platforms, including mainframe and client-server based, and in a variety of programming languages. We specialize in developing financial applications, particularly those used by large complex financial institutions in the banking, insurance and securities industries. Our experienced professional group can install, implement and integrate third party software applications within our client's information technology infrastructure. We perform testing and performance tuning of customer and third-party applications, and perform migration of customers' legacy applications to client-server and Internet platforms. We also provide on-going support and maintenance of customer applications. In addition, we provide a number of specialized software application services, including workflow management and document imaging services, SAP implementation and support services and project management services. Examples of our software development projects include the development of a custody application for a major stock transfer company and documenting management systems implementation and workflow analyses for the corporate trust division of a major bank.

   Product Based Professional Services. To complement and support our electronic debit payment solutions, we provide our clients with consulting services, customization and implementation services and educational and training programs. Specifically, our services include the installation of our electronic debit payment solutions and implementation and integration of these solutions within the customer's existing information technology infrastructure. We also customize our standard products and develop new applications for clients who want additional features and functionality. We help clients test and performance tune our products in their information technology environments. In addition, we provide on-site user training on our products and solutions for the information technology, operations and management staff of clients. We build long-term continuing relationships with our clients by providing on-going maintenance and support of our software products and solutions.

   e-Commerce and Internet Services. We help clients to develop e-commerce and Internet-related solutions. Our services enable our clients to process business-to-customer, business-to-business and customer-initiated transactions over the Internet. The scope of our capabilities include: multi-channel integration for financial institutions, such as integration of call centers, ATMs, personal computer and Internet banking, development of client extranets and intranets and enablement of electronic bill presentment and payments. For example, we are currently providing project management services to a major U.S. bank to develop its Internet-based account opening process.

   Business Process Management Services. In addition to our information technology professional services, we offer business process management and outsourcing services. We focus on both back-office and customer support business processes, such as accounting operations, transaction processing and call center operations. Our business process outsourcing services are provided primarily at our shared services facility in India. This facility is staffed with over 150 experienced business process personnel. Our offshore business processing capabilities allow the client to focus on its core processes, reduce the client's direct personnel costs, allow the client to avoid non-core capital investments and improve the quality of the client's outsourced operations.

   Currently, we provide process management services only to Deluxe under a five year agreement. These services consist of accounts receivable, accounts payable and general ledger processing services. For additional information concerning this agreement, see "Agreements Between eFunds and Deluxe -- Master Services Agreement" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Events." We have recently started to market our business process management services to financial institutions and other clients as well. We believe this line of business will tie in to our business-to-business e-commerce and workflow management services to provide a complete end-to-end back-office management solutions to our clients.

  Government Services

   We provide online electronic benefits transfer services on behalf of governmental agencies responsible for the administration and management of selected entitlement programs, primarily the Food Stamps and Transitional Aid to Needy Families (formerly Aid to Families with Dependent Children) program. Our electronic benefits transfer processing system manages, supports and controls the electronic payment and distribution of cash benefits to program participants through ATMs and point-of-sale networks. Our services reduce operating costs and fraud for the government agency administering the benefits program, eliminate the food stamp stigma for recipients through the use of a plastic ATM-like card and make benefits more readily available to recipients at retail point-of-sale terminals and ATMs.

   We provide electronic benefits transfer services to individual state and local governments or coalitions of state governments formed to purchase these services jointly. We provide these services as a prime contractor or subcontractor to nine individual state and local governments. We also are a subcontractor for three coalitions of state governments, representing 21 states. Our services are typically provided for a fixed fee per welfare case plus fixed fees per transaction through the system. State and local governments require that we enter into long-term contracts, typically five to seven years in duration.

   The principal components of this service include:

  . transaction processing, including real-time transaction capture, authorization, and settlement;

  .  point-of-sale terminal deployment and terminal operation for merchants;

  .  telecommunications network management;

  .  benefits card production and database management;

  .  financial settlement of funds with automated clearing house transfers;

  . help desk support for program participants, merchants and government personnel; and

  .  electronic funds transfer gateway services.

   We also offer a Medicaid eligibility verification processing service that performs online verification of a person's eligibility for Medicaid services. Our system provides authorization services, drug utilization review and electronic claims capture and transmissions for pharmacies and managed care firms. Currently, we provide the service for the State of New York's Medicaid program. This program serves over 177,800 health care providers and 4.2 million cardholders through 19,500 point-of-sale terminals. In 1999, our Medicaid eligibility verification processing service generated revenues of approximately $10.1 million, or about 21% of our government services revenue.

   We have had a history of operating losses and charges for asset impairment related to our electronic benefit transfer services as described earlier in "Management's Discussion and Analysis of Financial Condition and Results of Operations." As a consequence, we have determined to exit this business as soon as our current contractual commitments expire in 2006. During the wind down period, we intend to continue to take steps to improve the profitability of the current business. Deluxe has agreed to indemnify us for any losses on
identified loss contracts in excess of the reserves up to $      .

Clients

   The following is a representative list of our corporate clients.

 Financial Institutions          Retail              Network/Gateway           Internet
------------------------  --------------------- ------------------------- ------------------
        Bank One                Food Lion       Access Cash International USA Bancshares.com
       Bank PEKAO              Home Depot          Cashcard Australia      Umbrellabank.com
    Bank of America            J.C. Penney              Citishare               X.com
    Bank of Montreal              Kmart          CU Cooperative Systems
        Citibank                 Kroger                   NYCE
 FleetBoston Financial      Lowe's Companies     Primary Payment Systems
International Nederlande  National Data Funding         Pulse EFT
   The Royal Bank of
        Scotland                 Safeway               STAR System
    Wells Fargo Bank             Target
                                Wal-Mart

   In 1999, none of our clients individually accounted for 10% or more of our total revenues. In 2000, we expect that Deluxe will account for at least 10% of our total revenues. We intend to expand our client base in new markets, including e-commerce providers, online brokerages, telecommunication firms, insurance companies and utilities.

Sales and Marketing

   We market our electronic payment management services and software products and information technology professional services through a direct sales force and indirect sales channels, such as distributors, resellers, alliances and partnerships. We organize our direct sales force by customer market segment, including financial institutions, networks and gateways, retailers and e-commerce providers. Our direct sales force focuses on our customers needs and is capable of selling all or a portion of our products and services to offer the most effective solution for those needs. We work collaboratively with our customers and prospective customers to help them identify and create new solutions. Because many of our customers use a single product or service, or a combination of products or services, our direct sales force has begun to target existing customers to capture cross-selling opportunities. We plan to focus our information technology services marketing efforts on large U.S. financial institutions and other businesses that accept debit payments.

   We have full service direct sales offices in Milwaukee, Wisconsin; Minneapolis, Minnesota; Phoenix, Arizona; Dallas, Texas; San Francisco, California; New York, New York; and Charlotte, North Carolina. These offices coordinate direct sales and arrange indirect sales channels in the various regions. As of March 1, 2000, our direct sales force had 99 full-time professionals. We intend to increase our sales force by adding new field sales offices and by adding sales and marketing personnel to our existing territories.

   To further facilitate broad market penetration and complement our direct sales efforts, we plan to expand our indirect sales channels, especially in international markets. These indirect channels includes resellers, distributors and alliances. Our indirect sales partners include VISA USA, Access Cash International, eProfile, IBM Australia/NZ and Card Soft International a.s.

   We build awareness of our products and services and the eFunds corporate name through targeted advertising, public relations, participating in trade shows and conferences and providing product information through our web site.

Customer Support, Technology and Infrastructure

   Customer Support. We believe that providing superior quality and accessible and reliable customer and technical support is essential to developing and maintaining customer relationships in each business segment. We provide customer support services through our customer contact centers located in Bloomington, Minnesota; Bothell, Washington; and Dallas, Texas. Our contact centers are open 24 hours a day, 7 days a week and provide access to website, e-mail and telephone support. As of March 1, 2000, we had 1,400 employees in customer and technical support functions. In addition to user questions and technical issues, we respond to inquiries in accordance with the Fair Credit Reporting Act from consumers who have been denied check authorization or rejected for a new account. We also provide on-site customer support services in connection with our other products and services, and charge a separate fee for these services based on an hourly rate.

   Technology. Our products are configured to run on operating systems widely adopted by the electronic debit payment industry. These include the Tandem, IBM, UNIX and Windows operating environments. Our software is developed using C, C++, Cobol, HTML and other programming languages. Our software products are modular in design and flexible in implementation, so that they can accommodate specific customer requirements. Our software products are interoperable with a wide range of terminal types and computer networks, and support a variety of communications protocols, such as TCP/IP.

   As of March 1, 2000, we employed over 1,300 software programmers at our offices in Milwaukee, Wisconsin; Minneapolis, Minnesota; Phoenix, Arizona; Seattle, Washington; Toronto, Canada; Runcorn and Watford, United Kingdom; Sydney, Australia; and Chennai, India.

   Data Centers. We operate two highly secure, fault-tolerant data centers in New Berlin, Wisconsin and Phoenix, Arizona. Our data centers have been engineered to ensure minimal exposure to systems failure and unauthorized access. Our data centers contain multiple separate computer rooms to provide containment and isolation. Physical security has been implemented through restricted card key access and closed circuit T.V. cameras. We use redundant uninterruptible power supplies with battery backup and redundant generators to ensure continuous flow of power to the data center in the event of any component failure or power outage. The facilities have dual-entrance, fiber optic SONET service for telecom redundancy.

Research and Product Development

   We believe that our future success will depend in large part on our ability to develop new and enhanced electronic payment management solutions. We are focusing our product development efforts on electronic payment software solutions for Internet and e-commerce providers, as well as insurance companies, utilities and telecommunication companies. For example, we are currently working with a third party to develop the application of voice authentication software and technology to the debit payments industry.

   We have developed all of our electronic payment software solutions independently through our software development group. Our principal research and development sites are located in Runcorn and Watford, United Kingdom; Sydney, Australia; and Glendale, Wisconsin. Our research and development expenses were $3.7 million in 1999, $625,000 in 1998 and $1.4 million in 1997. Our capitalized software development costs were $17.3 million in 1999, $3.2 million in 1998 and $5.0 million in 1997.

Competition

   The market for electronic debit payment solutions is intensely competitive and evolving. We face significant competition in all of our customer markets. Further, we expect that competition will intensify as the e-commerce and Internet markets continue to develop and expand. We believe that the principal competitive factors include price, quality, features, functionality and reliability, customer service and support, and the ability to deliver comprehensive solutions. Our competition falls into the following categories:

  . third-party network and credit card processors, such as First Data, Equifax, Total System Services, EDS, Concord EFS and Alliance Data Systems;

  . financial institutions that have developed in-house processing capabilities or services similar to ours, such as Bank of America, Marshall and Illsley and Fifth Third National Bank;

  . electronic data interchange and cash management providers, such as Fiserv, CheckFree, M&I Data, EDS and Fundtech;

  . electronic bill payment providers, such as CheckFree, EDS, MasterCard, Spectrum and Visa;

  . electronic funds transfer software solution providers, such as Transaction System Architects, SLMsoft, Oasis, Mosaic and PaySys; and

  . national information database companies, such as Equifax, Experian and TransUnion, and other content providers.

   The information technology services market is highly competitive and is served by numerous firms. To date, we have faced competition and sales resistance from internal information technology departments of current and potential customers. In addition to in-house information technology departments, market participants include systems consulting and integration firms, application software firms, Internet professional service companies, professional services divisions of computer hardware and software vendors, facilities management and outsourcing companies, "Big 5" accounting firms and strategy consulting firms. We also expect that competition will increase as a result of software industry consolidation. We compete by offering financial institution industry experience, high quality services, competitive prices, global delivery capability and technical expertise.

   In all areas of our businesses, many of our competitors have significantly greater financial, technical, marketing and other resources, greater name recognition and a larger installed base of customers than we do. In addition, current and potential competitors have established or may establish relationships with potential clients of ours, have extensive knowledge of our business and have developed or are capable of offering alternative solutions. In addition, current and potential competitors have established or may establish alliances with third parties to increase their ability to develop and market products and services. It is possible that new competitors or alliances among established companies may emerge and rapidly acquire significant market share.

Data Stewardship

   We collect consumer data from multiple sources, including through:

  .  participating members of SCAN;

  .  participating members of ChexSystems;

  .  Deluxe's check printing customers;

  .  credit bureaus;

  .  state governmental agencies (e.g., Department of Motor Vehicles); and

  .  federal governmental agencies (e.g., Social Security Administration).

   We obtain the data under agreements or licenses with suppliers. Some of these agreements impose restrictions on the use and resale of the data and others are governed by the Fair Credit Reporting Act. We do not use or sell the data for direct marketing purposes.

   We have a strong commitment to the responsible use of data, including the protection of consumer privacy rights. We have taken several measures to fulfill this commitment, including actively participating in the development of industry-wide privacy standards; maintaining strict information practices and policies; and creating an internal information-practices council and systems to oversee appropriate data usage.

   Our information practices and policies include the following:

  . Accuracy. We use stringent procedures to ensure that information collected, used and exchanged will be accurate and complete.

  . Security. We employ the most advanced security measures for protecting information from unauthorized access, use and disclosure.

  . Compliance. We collect, use and disclose information in accordance with the federal Fair Credit Reporting Act, applicable state laws and contractual obligations.

  . Confidentiality. We collect, use and exchange information in accordance with strict confidentiality standards.

  . Privacy. We promote self-regulation in recognition of consumers' expectation of privacy and adhere with industry standards, such as those established by the Direct Marketing Association and the American Bankers Association.

  . Responsiveness. We employ extensive internal monitoring systems and conduct ongoing customer surveys to maintain high quality and timely response standards with respect to consumer inquiries.

  . Employee education. We educate our employees regarding sound information practices and the proper handling and use of information.

Government Regulation

   Various aspects of our businesses are subject to federal and state regulation. Our failure to comply with any applicable laws and regulations could result in restrictions on our ability to provide our products and services, as well as the imposition of civil fines and criminal penalties.

   As a provider of electronic data processing services to financial institutions, we are subject to regulatory oversight and examination by the Federal Financial Institutions Examination Council, an interagency body comprised of the various federal bank and thrift regulators and the National Credit Union Association. In addition, we may be subject to possible review by state agencies that regulate banks in each state where we conduct our electronic processing activities.

   Because we collect and disclose debit data and other personal information about consumers, we are subject to the federal Fair Credit Reporting Act and any state laws providing greater consumer protections. The Fair Credit Reporting Act provides that consumers have the right to know the contents of the records pertaining to them and maintained at our consumer reporting agencies, to challenge the accuracy of the information and to have the information verified, updated or removed. To comply with these requirements we maintain consumer relations call centers for each of our consumer reporting businesses. We are also required to maintain a high level of security for the computer systems in which consumer data files reside.

   Our financial institution customers will be subject to the consumer privacy requirements of the new federal financial modernization law, known as the Gramm-Leach-Bliley Act. The Act imposes significant consumer information privacy requirements on any entity engaged in the business of providing financial services, including entities that provide services to banks. The privacy provisions of the Act impose on each entity subject to the new consumer privacy requirements an affirmative obligation to develop and implement policies to protect the security and confidentiality of consumers' nonpublic personal information and to disclose those policies to consumers before a customer relationship is established and annually thereafter. The Act directs each functional regulator to issue appropriate standards for carrying out this duty. The banking regulators and the Federal Trade Commission have recently issued proposed regulations implementing the privacy portions of the Act for industry comment. The proposed banking regulations do not restrict the ability of consumer reporting agencies to collect and disclose information subject to the Fair Credit Reporting Act. The proposed FTC regulations, however, contain a broad definition of "financial institution" which could, if enacted, subject consumer reporting agencies, collection agencies, and data processors to the disclosure and opt out requirements of the Act regardless of whether they have consumers as customers.

   The privacy provisions of the Act require each financial institution to provide an "opt-out" notice to consumers and an opportunity to opt-out before sharing nonpublic personal information with an unaffiliated third party. There are numerous exceptions that do not require that any notice or opportunity to opt-out be given to consumers. These include:

  . transfers of consumer information made to protect the confidentiality or security of a consumer's records; to protect against or prevent actual or potential fraud, unauthorized transactions, claims or other liability; for required institutional risk control; and for resolving customer disputes or inquires;

  . transfers of consumer information to a consumer reporting agency pursuant to the Fair Credit Reporting Act; and

  . transfers between affiliates of consumer reports produced by a consumer reporting agency in compliance with the Fair Credit Reporting Act.

   We believe these exceptions apply to our consumer reporting business and will permit banks to provide debit data and other nonpublic personal information to us without triggering the opt-out requirement. However,

Congress and many states are considering more stringent laws or regulations that, among other things, restrict the purchase, sale or sharing of nonpublic personal information about consumers. Given the current public concern over consumer privacy rights, it is possible the Congress, individual states and governmental agencies could enact new laws or regulations governing consumer protection in the future. If enacted, these laws or regulations could directly affect our ability to collect and use consumer data and could have a material adverse effect on our business, results of operations and financial condition.

   Our debt collection services are subject to the Fair Debt Collection Practices Act and state collections statutes and licensing requirements.

   Laws and regulations may be adopted in the future with respect to the Internet or e-commerce covering issues such as user privacy, pricing, content, copyrights, consumer protections, taxation and characteristics and quality of products and services. New laws or regulations may impeded the growth of the Internet. This could decrease the demand for our products and services and increase our cost of doing business. Moreover, the applicability to the Internet of existing laws governing property ownership, taxation, libel and personal privacy is uncertain and may remain uncertain for a considerable length of time.

Intellectual Property Rights

   We rely on a combination of trademark, copyright, trade secret law and confidentiality or license agreements to protect our proprietary rights in products, services, know-how and information. Intellectual property laws afford limited protection. It may be possible for a third party to copy our products and services or otherwise obtain and use our proprietary information without our permission. There is no assurance that our competitors will not independently develop services and products that are substantially equivalent or superior to ours.

   With regard to our information technology services, our business consists of software applications development. Ownership of this software is generally assigned to the client. We also develop software components that can be reused in software application development and software toolsets, most of which remains our property.

Employees

   As of March 1, 2000, we had approximately 3,200 full-time employees, including 2,500 persons employed within the United States and 700 persons employed outside of the United States, including India. Of our total number of employees, 1,300 persons were engaged in software development, 1,400 persons were engaged in customer and technical support services, 140 persons were engaged in sales and marketing and 360 persons were engaged in administrative functions.

   None of our employees are represented by a labor union, and we consider our employee relations to be good.

Facilities

   The following table sets forth a description of our principal facilities:

                                      Owned or Lease
                          Approximate   Expiration
         Location         Square Feet      Date               Function
   ---------------------  ----------- -------------- ---------------------------
   Milwaukee, Wisconsin     171,250       Owned      Marketing, development and
                                                           administration
   New Berlin, Wisconsin     82,600       Owned              Data center
     Phoenix, Arizona        92,813       Owned              Data center
      Chennai, India         18,614    January 2008  Software development center
       Delhi, India          40,950    January 2002    Shared services center

                                       Owned or Lease
                           Approximate   Expiration
          Location         Square Feet      Date               Function
   ----------------------  ----------- -------------- ---------------------------
       Chennai, India        38,750    September 2002 Software development center
   Bloomington, Minnesota    50,623      June 2002      Customer contact center
    Shoreview, Minnesota     49,500    September 2001       DebitBureau and
                                                         professional services
    Bothell, Washington      34,309     August 2004     Customer contact center
    Bothell, Washington      24,702    September 2006        Office center
       Dallas, Texas         42,052     January 2001    Customer contact center
       Mesa, Arizona          3,208     August 2001     Business recovery site
   New Berlin, Wisconsin      5,500      June 2000             Warehouse

   The leases set forth above generally have a term of 3 to 10 years, most of which have options to extend for at least 3 years. We believe that our current facilities are adequate to meet our space requirements and that additional space will be available at a reasonable cost to meet our future needs.

Legal Proceedings

   On May 14, 1999, we filed a trademark infringement action against Citizen Advisers, Inc. in the United States District Court for the Central District of California. The complaint alleges false designation of origin and trademark infringement, trade name infringement and unfair competition under California law regarding the use of the "E FUND" mark and efund.com internet domain by Citizen Advisers. We are seeking injunctive relief to prevent Citizen Advisers from using the "E FUND" mark and efund.com internet domain, cancellation of Citizen Advisers trademark registration of the "E FUND" mark and damages and expenses, including attorneys' fees. The case is in the discovery stage and no trial date has been set.

                                   MANAGEMENT

Directors and Executive Officers

   Our directors and executive officers are as follows:

   Name                     Age                          Position
   ----                     ---                          --------
   John A. Blanchard III...  57 Chairman of the Board and Chief Executive Officer, Director
   Debra A. Janssen........  43 President and Chief Operating Officer
   Dr. Nikhil Sinha........  39 Executive Vice President, Global Corporate Development
   Paul H. Bristow.........  57 Executive Vice President and Chief Financial Officer
   Steven F. Coleman.......  41 Senior Vice President, General Counsel and Secretary

   John A. Blanchard III has served as Chairman of our Board of Directors and Chief Executive Officer since March 1, 2000. Mr. Blanchard has served as President and Chief Executive Officer of Deluxe since May 1995 and as Chairman of the Deluxe Board of Directors since May 1996 and will continue to serve in those capacities until the completion of the split-off from Deluxe. From January 1994 to April 1995, Mr. Blanchard was executive vice president of General Instrument Corporation, a supplier of systems and equipment to the cable and satellite television industry. From 1991 to 1993, Mr. Blanchard was chairman and chief executive officer of Harbridge Merchant Services, a national credit card processing company. Previously, Mr. Blanchard was employed by American Telephone & Telegraph Company for 25 years, most recently as senior vice president responsible for national business sales. Mr. Blanchard also serves as a director of Wells Fargo and Company and ADC Telecommunications Inc.

   Debra A. Janssen has served as our President and Chief Operating Officer since March 1, 2000. Ms. Janssen joined Deluxe's Electronic Payment Solutions division in February 1998 as Senior Vice President and was named President and Chief Executive Officer of that division in March 1998. Prior to joining us, Ms. Janssen worked for 14 years for M&I Data Services in a variety of capacities, most recently as senior vice president and chief information officer.

   Paul H. Bristow has served as Executive Vice President and Chief Financial Officer since March 2000. From 1993 until joining our company, Mr. Bristow served as Executive Vice President - Finance Administration and Chief Financial Officer of Galileo International, a computer reservation system company for the travel industry. Previously, Mr. Bristow held various finance, accounting and auditing positions with London International Group, plc, ITT Europe, ITT Canada, Philip Morris and Arthur Andersen.

   Dr. Nikhil Sinha has served as our Executive Vice President, Global Corporate Development since March 1, 2000. Previously, Dr. Sinha served as President and Chief Executive Officer of iDLX Technology Partners, Deluxe's Professional Services Division, from June 1999 to February 2000. He was a director of the Telecommunications and Information Policy Institute at the University of Texas at Austin from September 1997 to May 1999 and associate professor of International Communication from 1991 to 1997. Dr. Sinha has worked as a consultant to the Informatics and Telecommunications Division for the World Bank and as an advisor to the Indian Telecom Commission and the Indian Planning Commission. Dr. Sinha also serves on the advisory committee of the Indo-US Sub-Commission on Education and Culture. He is co-founder and director of Sinha & Lariviere, Ltd., a consulting firm providing strategic and investment advisory services to U.S. companies doing business in South Asia.

   Steven F. Coleman has served as Senior Vice President, General Counsel and Secretary since March 2000. From 1996 until joining our company, Mr. Coleman worked as a Senior Attorney for Deluxe. Prior to joining Deluxe, Mr. Coleman was associated with Dorsey & Whitney, a law firm located in Minneapolis, Minnesota, and Fried, Frank, Harris, Shriver & Jacobson, a law firm located in New York, New York.

Board Composition

   Our board of directors is currently comprised of one director, Mr. Blanchard. Prior to the completion of this offering, we expect that our board will consist of seven directors. The additional directors will include three interim directors, who will be representatives of Deluxe and will continue to serve on our board until the completion of the split-off; two current directors of Deluxe, who will continue to serve on Deluxe's board until completion of the split-off; and one member of the current management team. In addition, we are currently searching for additional independent directors. Our board of directors will be divided into three classes for purposes of election. One class will be elected at each annual meeting of stockholders to serve for a three year term.

Board Committees

   Our board of directors will appoint an audit committee and a compensation committee.

   Audit Committee. The functions of the audit committee, which consists of
     ,       and       include:

  .  reviewing the adequacy of our system of internal accounting controls;

  . reviewing the results of the independent auditors' annual audit, including any significant adjustments, management judgements and estimates, new accounting policies and disagreements with management;

  .  determining the duties and responsibilities of the internal audit staff;

  .  reviewing the scope and results of our internal auditing procedures;

  . reviewing our audited financial statements and discussing them with management;

  . reviewing the audit reports submitted by both the independent auditors and our internal audit staff;

  . reviewing disclosures by independent auditors concerning relationships with our company and the performance of our independent auditors and annually recommending independent auditors;

  .  adopting and annually assessing our charter; and

  . preparing such reports or statements as may be required by Nasdaq or the securities laws.

   Compensation Committee. The compensation committee consists of      ,      ,
and      . The functions of the compensation committee currently include:

  .  reviewing our general compensation strategy;

  . reviewing the terms of employment agreements for executives earning over a specified amount and approving compensation for executives if their compensation is, or may become, subject to Section 162(m) of the Internal Revenue Code; and

  .  administering our compensation and benefit plans.

Director Compensation

   We will compensate our non-employee directors with an annual retainer of $15,000, meeting fees of $1,000, committee chair fees of $2,500 and annual options under the 2000 Stock Incentive Plan valued at $50,000. We expect to allow our directors to elect to receive stock in lieu of cash or to participate in some form of deferred compensation plan.

Stock Ownership of Directors and Executive Officers

   All of our common stock is currently owned by Deluxe, and thus none of our directors and executive officers own any shares of our common stock. To the extent our directors and executive officers own shares of Deluxe common stock at the time of the split-off, they will participate in the exchange offer on the same terms as other holders of Deluxe common stock.

   The following table sets forth the number of shares of Deluxe common stock beneficially owned on March 15, 2000 by each director, each executive officer named in the Summary Compensation Table in the

"-- Executive Compensation" section below, and all of our directors and executive officers as a group. Except as otherwise noted, the individual director or officer had sole voting and investment power with respect to such securities. The total number of shares of Deluxe common stock outstanding as of March 15, 2000 was 72,218,276.

                                                             Shares of Deluxe
                                                            Beneficially Owned
                                                            ------------------
Name of Beneficial Owner                                    Number  Percentage
------------------------                                    ------- ----------
John A. Blanchard III (1).................................. 478,221     *
Debra A. Janssen (2).......................................  18,539     *
Dr. Nikhil Sinha (3).......................................  14,480     *
Paul H. Bristow............................................       0     *
Steven F. Coleman (4)......................................   4,415     *
All directors and executive officers as a group (5
 persons).................................................. 504,199     *

--------
*  Represents holdings of less than one percent.
(1) Includes: 39,221 shares of common stock directly owned; 25,000 restricted shares, awarded May 1, 1995 under Deluxe's Stock Incentive Plan, which restrictions will expire on May 1, 2000 if, subject to certain conditions, Mr. Blanchard remains in continuous employment until such date; and options to purchase 414,000 shares of common stock that are currently exercisable or will be excercisable within 60 days.

(2) Includes: 1,649 shares of common stock directly owned; 1,889 restricted shares that will convert into shares of Deluxe common stock on January 28, 2001 if, subject to certain conditions, Ms. Janssen remains in continuous employment until such date; and options to purchase 15,001 shares of common stock that are currently exercisable or will be exercisable within 60 days.

(3) Includes: 3,024 shares of common stock directly owned; and 11,456 restricted shares awarded January 29, 2000 under Deluxe's Stock Incentive Plan, which restrictions will expire on the one year anniversary of this offering if, subject to certain conditions, Dr. Sinha remains in continuous employment until such date.

(4) Includes: 448 shares of common stock directly owned and options to purchase 3,967 shares of common stock that are currently exercisable or will be excercisable within 60 days.

Executive Compensation

   The following table sets forth the compensation earned by our Chief Executive Officer and each of our other most highly compensated executive officers who, based on the salary and bonus compensation information from Deluxe, were the most highly compensated for the year ended December 31, 1999. All information set forth in this table reflects compensation earned by these individuals for services with Deluxe and its subsidiaries for each of the last two fiscal years. Mr. Bristow was not an employee of Deluxe prior to joining us in March 2000 and accordingly he is not shown in the table. This prospectus refers to these individuals as the Named Executive Officers.

                                                                     Long-Term
                                  Annual Compensation              Compensation
                         ------------------------------------- ---------------------
                                                               Restricted Securities  All Other
Name and Principal                                Other Annual   Stock    Underlying Compensation
Position                 Year  Salary   Bonus(1)  Compensation   Awards    Options       (2)
------------------       ---- -------- ---------- ------------ ---------- ---------- ------------
John A. Blanchard III
 (3).                    1999 $680,000 $  680,000   $22,866        --      185,000     $136,400
  Chairman and Chief     1998 $600,000 $1,200,000   $13,848        --      176,000     $ 79,051
  Executive Officer
Debra A. Janssen........ 1999 $261,282 $  168,233   $ 8,719        --       25,000     $ 17,476
  President and Chief    1998 $198,892 $  168,300   $ 2,467        --       10,000           --
  Operating Officer
Dr. Nikhil Sinha (4).... 1999 $175,000 $   87,500        --        --       25,000     $ 28,846
  Executive Vice
  President, Global
  Corporate Development
Steven F. Coleman....... 1999 $132,000 $   26,400        --        --        2,000       14,820
  Senior Vice President, 1998 $120,000 $   42,000        --        --        1,500       15,237
  General Counsel and
  Secretary

--------
(1) Recipients of awards under Deluxe's Annual Incentive Plan are entitled to elect to receive all or a portion of their incentive compensation in the form of shares of restricted stock or restricted stock units (whichever option is made available by the Compensation Committee of the Board of Directors of Deluxe). If an election is made to receive shares of restricted stock or restricted stock units, the amount of cash foregone is increased by 25 percent in determining the number of shares of restricted stock units to be awarded.

(2) All other compensation consists of (a) annual company contributions to qualified retirement plans, (b) amounts credited to a non-qualified supplemental retirement plan (defined contribution and profit sharing allocations in excess of ERISA limitations) and (c) amounts credited to a non-qualified deferred compensation plan as benefit plan equivalents.

(3) Mr. Blanchard is entitled to supplemental retirement benefits (the "Supplemental Retirement Benefits") in addition to those ordinarily payable under Deluxe's profit-sharing, pension and supplemental retirement plans, and with respect to any company-paid portion of contributory retirement plans, such as Deluxe's 401(k) plan (collectively, the "Base Plans"). Deluxe is expected to make a lump-sum cash payment to Mr. Blanchard on December 31, 2000 in satisfaction of its obligations in respect of the Supplemental Retirement Benefits.

(4) Dr. Sinha began employment with Deluxe in April 1999. All other compensation includes $28,846 paid in respect of his vacation pay following the transfer of Deluxe employees to Deluxe Professional Services.

   The following table contains information concerning the grant of options to purchase shares of Deluxe common stock to the Named Executive Officers during the fiscal year ended December 31, 1999:

                                                                    Potential Realizable
                                                                      Value at Assumed
                                                                   Annual Rates of Stock
                                                                   Price Appreciation for
                                     Individual Grants                Option Term (2)
                         ----------------------------------------- ----------------------
                                    Percent of
                         Number of    Total
                         Securities  Options
                         Underlying Granted to Exercise
                          Options   Employees   Price
                          Granted   in Fiscal    Per    Expiration
          Name              (1)        Year     Share      Date      5% ($)     10% ($)
          ----           ---------- ---------- -------- ---------- ---------- -----------
John A. Blanchard III...  185,000     15.04%   $35.9375   1/4/09   $4,181,167 $10,595,897
Debra A. Janssen........   15,000      1.22    $35.6250  1/29/09   $  336,066 $   851,656
                           10,000       .81    $35.8125  5/04/09   $  225,223 $   570,759
Dr. Nikhil Sinha........   25,000      2.03    $37.5625  6/17/09   $  590,571 $ 1,496,624
Steven F. Coleman.......    2,000       .16    $35.6250  1/29/09   $   44,809 $   113,554

--------
(1) All options were granted at an exercise price that equaled or exceeded the fair market value of the common stock on the date of grant, as determined by the last sale price as reported on the New York Stock Exchange. The options are exercisable in cumulative installments of 33-1/3 percent on each anniversary of the date of grant.

(2) The amounts represent hypothetical gains that might be achieved by the optionees if the respective options are exercised at the end of their terms. These gains are based on assumed rates of stock price appreciation of 5% and 10% mandated by rules of the Securities and Exchange Commission. These rates are shown for illustrative purposes only and do not represent our prediction of our stock price performance.

   The following table sets forth information regarding exercises of options to purchase Deluxe common stock during the year ended December 31, 1999 and unexercised options to purchase Deluxe common stock as of December 31, 1999, by each of the Named Executive Officers:

                                                Number of Securities
                                               Underlying Unexercised   Value of Unexercised In-
                                               Options at Fiscal Year     the-Money Options at
                                                         End               Fiscal Year End (1)
                                              ------------------------- -------------------------
                           Shares
                          Acquired    Value
          Name           on Exercise Realized Exercisable Unexercisable Exercisable Unexercisable
------------------------ ----------- -------- ----------- ------------- ----------- -------------
John A. Blanchard III...     --        --       260,334      335,666        --           --
Debra A. Janssen........     --        --         3,334       31,666        --           --
Dr. Nikhil Sinha........     --        --           --        25,000        --           --
Steven F. Coleman.......     --        --         3,300        2,000        --           --

--------
(1) The value of unexercised in-the-money option is determined by multiplying the difference between the exercise price and the closing price of Deluxe common stock on the NYSE on December 31, 1999 ($27.4375) by the number of shares underlying the options. If the exercise price is greater than the December 31, 1999 closing price, the options are not in-the-money and no value is listed.

Treatment of Deluxe Options

   As of March 31, 2000, options to purchase 4,338,385 shares of common stock of Deluxe were outstanding. Immediately prior to the split-off of Deluxe's remaining interest in our company following this offering, these outstanding options will be converted into new options to purchase Deluxe common stock and options to purchase our common stock. All persons who hold Deluxe options will receive Deluxe options and eFunds options. The board of directors has adopted the eFunds Corporation Stock Incentive Plan for Deluxe Conversion Awards to provide for the eFunds options resulting from the converstion. Deluxe, as our sole stockholder, has approved this plan, which is filed as an exhibit to our registration statement of which this prospectus is a part.

   The stock options granted under this plan generally will have the same terms and conditions as the Deluxe options to which they relate. The eFunds options will be granted immediately prior to our split-off from Deluxe. Both the number of eFunds options to be granted and the exercise price of options granted under this plan to any participant will depend on a conversion equation described below. The vesting provisions of the eFunds options will be the same as the Deluxe options to which they relate, assuming for vesting purposes that the date of the grant of the eFunds options was the same as the date of the grant for the corresponding Deluxe options. The exercisability provisions and the term of each eFunds option will be the same as the relevant provisions of the Deluxe options to which they relate. Any exercisability or option term provisions that are based on past employment or contingent on continued employment will mean and include past-employment with Deluxe and continued employment with eFunds for those participants who are employees of eFunds as of the split-off date.

   The basic principle for the conversion of Deluxe options is to maintain the same value of the options based on the difference between exercise price and market price, or intrinsic value. The pre-split intrinsic value of all Deluxe options outstanding is defined as the number of Deluxe options outstanding multiplied by the difference (a) between the implied pre-split market value per share of Deluxe common stock, which equals the sum of the market values of Deluxe and eFunds divided by the number of shares of Deluxe common stock outstanding, and (b) the weighted average exercise price. The pre-split intrinsic value will be allocated after the split-off between the adjusted Deluxe options and eFunds options according to the relative market valuations of the two companies immediately prior to the split-off. The weighted average exercise price of all eFunds options will equal the product of the market price of eFunds common stock on the first day of trading following the split-off and the ratio of (i) the pre-split weighted average exercise price for Deluxe options to (ii) the implied pre-split market value per share of Deluxe common stock. Dividing the intrinsic value allocated to eFunds options by the difference between the market price of eFunds common stock on the first day of trading following the split-off and the weighted average exercise price of eFunds options results in the number of shares for which eFunds options will be granted.

   For example, assume that there are options to purchase     million shares of
Deluxe common stock outstanding prior to the split and the weighted average exercise price is $ . Deluxe has an implied pre-split value per share of Deluxe common stock of $ . The pre-split intrinsic value of outstanding Deluxe
options is $    million ((  -  )*    million). Assume that the pre-split market
valuation of eFunds is $      million and the pre-split market valuation of
Deluxe is $     million. eFunds percentage of the total market value is    %,
which results in an intrinsic value of $     million allocated to eFunds
options. If we assume a market price for eFunds stock on the day of the split
off of $   , the weighted average exercise price will be $     (   *(  /  )).
The number of shares for which options will be granted would be          .

   This example uses hypothetical numbers that are unlikely to be accurate on the day of the split-off. The number of eFunds options granted pursuant to the conversion plan and the exercise price of those options is subject to a large number of variables, particularly the relative market prices for our common stock and Deluxe's common stock on the day before and on the day of the split-off. At this time, we cannot provide any certainty regarding the number of options we will grant pursuant to the conversion plan or the exercise price for those options.

Employment Agreements

   John A. Blanchard III. We will enter into an Executive Employment Agreement with Mr. Blanchard related to his service as our Chairman and Chief Executive Officer. The term of the agreement begins as of the date of the split-off and expires on December 31, 2002. Under the agreement, Mr. Blanchard will receive a salary of $680,000, subject to increase at the discretion of our board.
Mr. Blanchard is also eligible to receive annual cash bonuses on the same basis that we pay bonuses to our other executives, with a target bonus equal to his base salary. Mr. Blanchard is eligible to participate in our stock incentive plan. We anticipate that he will receive annual stock option grants having a value equal to 200% of his base salary, as determined by the Black-Scholes method. Mr. Blanchard will receive double-options in 2000, which are listed in the table below under "-- 2000 Stock Incentive Plan Grants." In recognition of the termination of Mr. Blanchard's Supplemental Retirement Benefits, Mr. Blanchard is also entitled to receive $490,768 on or about January 2, 2003. This amount is reflective of the present value on that date of the retirement benefits Mr. Blanchard would have been entitled to under his supplemental retirement benefit plan if that plan was continued throughout the term of his Executive Employment Agreement. Mr. Blanchard has the option to receive the economic equivalent of this benefit on an annuity basis for 15 years following his retirement.

   If we terminate Mr. Blanchard's employment other than for cause, or if Mr. Blanchard terminates his employment for good reason, Mr. Blanchard is entitled to a lump sum payment equal to:

  . the sum of (1) his unpaid base salary due through the date of termination, (2) the product of his most recent annual bonus and the fraction of the year he was employed and (3) any deferred compensation and any accrued vacation pay;

  . an amount equal to the annual base salary that Mr. Blanchard would have earned during the remaining term of the Executive Employment Agreement had his employment not been terminated; and

  . an amount equal to the annual bonus that Mr. Blanchard would have earned had he remained continuously employed throughout the employment period and been awarded his annual target bonus amount to the extent this bonus amount has not theretofore been paid.

   In addition, upon any such termination of Mr. Blanchard's employment, Mr. Blanchard will be entitled to participate in all benefits plans, including medical, disability, life and other health insurance benefits and to certain out-placement services. All unvested options granted to Mr. Blanchard will immediately vest and remain exercisable for a five year period (or, if less, their remaining term) and all other restricted shares and restricted stock units held by Mr. Blanchard under the stock incentive plan vest and are converted into shares of common stock on the date of any termination other than for cause or for good reason. Mr. Blanchard would also be entitled to retain and earn any performance-based awards previously received under our stock incentive plan as if he had continued in our employ until the expiration of the relevant performance period. Any options granted to Mr. Blanchard will also vest and remain exercisable for five years following any termination of Mr. Blanchard's employment upon the expiration of his Executive Employment Agreement.

   The agreement also provides that if any payment or benefit received or to be received by Mr. Blanchard would be subject to the federal excise tax on "excess parachute payments," we will pay Mr. Blanchard such additional amount as may be necessary so that he realizes, after the payment of the excise tax and any income tax or excise tax on that additional amount, the amount of such compensation.

   Debra A. Janssen. We entered into a letter agreement with Ms. Janssen effective as of March 1, 2000. The agreement provides for annual base salary of $400,000 with a target bonus equal to 50% of base salary. Ms. Janssen is eligible to receive annual stock option grants having a value equal to 225% of her base salary, as determined by the Black-Scholes method. Ms. Janssen will receive double-options in 2000, which are listed in the table below under "-- 2000 Stock Incentive Plan Grants." Ms. Janssen's letter agreement also contains a severance provision allowing her to receive one year's base salary plus a second year of income continuation, if she is terminated for reasons other than willful misconduct, gross negligence or unlawful actions toward us or toward others involved with our business.

   Paul H. Bristow. We entered into a letter agreement with Mr. Bristow effective as of March 1, 2000. The agreement provides for an annual base salary of $300,000 with a bonus ranging from 0% to 100% of base salary, depending on our performance. The target bonus is 50%, or $150,000 annually. Mr. Bristow is eligible to receive annual stock option grants having a value equal to 150% of his base salary, as determined by the Black-Scholes method. Mr. Bristow will receive double-options in 2000, which are listed in the table below under "- 2000 Stock Incentive Plan Grants." Mr. Bristow's letter agreement also contains a severance provision allowing him to receive one year's base salary plus a second year of income continuation, if he is terminated for reasons other than willful misconduct, gross negligence or unlawful actions toward us or toward others involved with our business.

   Dr. Nikhil Sinha. We entered into a letter agreement with Dr. Sinha effective as of March 1, 2000. The agreement provides for an annual base salary of $300,000 with a bonus ranging from 0% to 100% of base salary, depending on our performance. The target bonus is 50%, or $150,000 annually. Dr. Sinha is eligible to receive annual stock option grants having a value equal to 115% of his base salary, as determined by the Black-Scholes method. Dr. Sinha will receive double-options in 2000, which are listed in the table below under "-2000 Stock Incentive Plan Grants." Dr. Sinha also will be entitled to receive an option grant having a value between $200,000 and $600,000 upon completion of this offering in consideration for the termination of his iDLX Technology Partners outstanding options provided to him under our 1999 employment agreement. Dr. Sinha's letter agreement also contains a severance provision allowing him to receive one year's base salary plus a second year of income continuation, if he is terminated for reasons other than willful misconduct, gross negligence or unlawful actions toward us or toward others involved with our business.

   Steven F. Coleman. We entered into a letter agreement with Mr. Coleman effective as of March 1, 2000. The agreement provides for an annual base salary of $200,000 with a bonus ranging from 0% to 80% of base salary, depending on our performance. The target bonus is 40%, or $80,000 annually. Mr. Coleman is eligible to receive annual stock option grants having a value equal to 100% of his base salary, as determined by the Black-Scholes method. Mr. Coleman will receive double-options in 2000, which are listed in the table below under "- 2000 Stock Incentive Plan Grants." Mr. Coleman's letter agreement also contains a severance provision allowing him to receive one year's base salary plus a second year of income continuation, if he is terminated for reasons other than willful misconduct, gross negligence or unlawful actions toward us or toward others involved with our business.

Change in Control Arrangements

   We have entered into Change in Control Agreements with each of Ms. Janssen and Messrs. Sinha, Bristow and Coleman. These agreements are designed to diminish the distractions that could be caused by personal uncertainties and risks associated with changes of control and other significant business combinations involving our company by providing these officers with assurances regarding their compensation and benefits expectations under such circumstances.

   Under the Change in Control Agreements, each of these officers agrees to remain in our employ, and we agreed to continue to employ each officer, until the third anniversary following any "business combination" or "change in control" involving our company. During that three-year period, each officer is entitled to maintain a position, authority, duties and responsibilities at least commensurate with the most significant of those held by such officer during the 180 day period prior to the effective date of the business combination or change in control and the base salary of an officer may not be reduced below that earned by the officer during the twelve month period preceding the effective date of the business combination or change-in-control. In determining any increase in an officer's base salary during the three year period, the officer is to be treated in a manner consistent with other peer executives. The officers are also entitled to receive annual bonus payments, stock option grants and other benefits during the three year period on the same objective basis as other peer executives.

   If, during the three year period, we terminate an officer's employment other than for "cause" or "disability" or the officer terminates his or her employment for "good reason," the officer is entitled to a lump sum payment equal to the sum of any unpaid base salary, accrued vacation pay and a pro rated incentive award through the date of termination. In addition, the officer is entitled to receive a lump sum payment equal to three times the sum of the officer's annual base salary and the officer's historical incentive award, plus the amount that we would have contributed to the retirement plans in which the officer participated prior to his or her termination in respect of such sum. The officers are also entitled to the continuation of their medical, disability, life and other health insurance benefits for up to a three year period after a qualifying termination and to certain out-placement services.

   All unvested options granted to an officer vest and remain exercisable for a five year period or their remaining term following a qualifying termination and all other restricted shares and restricted stock units held by the officer under our stock incentive plan vest and are converted into shares of common stock on the date of any such termination.

   The agreements also provide that if any payment or benefit received or to be received by an officer, whether or not pursuant to his or her change in control agreement, would be subject to the federal excise tax on "excess parachute payments," we will pay to the officer such additional amount as may be necessary so that the officer realizes, after the payment of such excise tax and any income tax or excise tax on such additional amount, the amount of such compensation.

2000 Stock Incentive Plan

   Our 2000 Stock Incentive Plan provides for grants of options to purchase shares of common stock, stock appreciation rights, restricted stock and restricted stock rights, performance awards and other stock-based awards. All of our full-time employees are eligible for grants under this plan. Our directors, consultants and advisors are also eligible for grants under this plan.

   The maximum aggregate number of shares of common stock that may be distributed under this plan is 20% of the total number of shares of our common stock outstanding at the time of the award, subject to adjustment.

   Administration. This plan will be administered by our board of directors or by a committee of directors appointed by our board of directors. The compensation committee of the board will administer the plan.

   Stock Options. Our committee may award stock options under this plan and set their terms, including the number and kind of stock options granted, the exercise price of the stock options, the vesting schedule applicable to such stock options, the period during which they can be exercised and the form of consideration, which may include, without limitation, cash, common stock, other securities, any combination thereof or any other form of valid consideration that is acceptable to the committee. The exercise price of incentive stock options cannot be less than 100% of the fair market value of a share of common stock on the date of grant, unless required by law or government regulation. No stock option can be exercised more than ten years after the date of grant. The committee may provide that any option granted under the plan contain a reload feature. If an option containing this feature is exercised using shares of common stock or if shares are withheld or tendered as payment of the amount to be withheld under applicable income tax laws, the optionee will receive an additional option on a number of shares equal to the number of shares tendered or withheld. The exercise price of this reload option will be equal to the fair market value of our stock on the date the reload option is granted.

   Stock Appreciation Rights. Our committee may grant stock appreciation rights under this plan and set their terms, including grant price, term, methods of exercise, dates of exercise, methods of settlement and any other terms or conditions of any stock appreciation right. Each stock appreciation right entitles the holder to receive an amount equal to the excess of the fair market value of a share of common stock on the date the holder exercises the stock appreciation right over the grant price, as determined by the committee. The grant price may not be less than 100% of the fair market value of a share of common stock on the date of the grant, unless required by law or government regulation.

   Restricted Stock And Restricted Stock Units. Our committee may grant shares of restricted stock and restricted stock units and set their terms, including voting rights for restricted shares and dividend rights with respect to such shares and units. The committee may determine when restrictions shall lapse. If the participant's employment or service terminates, the participant will forfeit unvested restricted stock and restricted stock units as of the date of such event, unless our committee determines otherwise with respect to some or all of the unvested restricted stock and restricted stock units.

   Performance Awards. The committee may grant performance awards, which entitle the holder to receive payments upon the achievement of specified performance goals and set their terms, including the performance goals to be achieved during the performance period, the length of the performance period and the amount and form of payment of the performance award. A performance award may be denominated or payable in cash, shares of stock or other securities, or other awards or property.

   Other Stock-Based Awards. The committee may grant other awards denominated or payable in, valued by reference to, or otherwise based on or related to shares of common stock as are deemed by the committee to be consistent with the purpose of plan. The committee will determine the terms and conditions of such other stock-based awards, including the consideration to be paid for shares of common stock or other securities delivered pursuant to a purchase right granted under such award. The value of such consideration shall not be less than 100% of the fair market value of such shares or other securities as of the date such award is granted, unless required by law or government regulation.

   Transfer Restrictions. The rights of a participant with respect to the stock options, stock appreciation rights, restricted stock and restricted stock rights, performance awards, dividend equivalents and other stock based awards granted under this plan generally are not transferable by the participant other than by will or the laws of descent and distribution.

   Amendment And Termination of this Plan. This plan may be terminated and may be altered, amended, suspended or terminated at any time, in whole or in part, by our board of directors, except that:

  . no alteration or amendment will be effective without stockholder approval if approval is required by law or under the rules of the Nasdaq Stock Market or any stock exchange on which our common stock is listed; and

  . no such termination, suspension, alteration or amendment may adversely alter or affect the terms of any then outstanding awards without the consent of the affected participant.

Grants as of this Offering

   Our board of directors has approved the grant of options to purchase up to shares of our common stock under our 2000 stock incentive plan, including the grants to individuals listed in the table below. The table has been
prepared based on an assumed initial offering price of $     per share. The
exercise price of these options will be equal to the initial public offering price. These options granted to our employees will vest in three equal installments, beginning on the first anniversary of the date of grant, while options granted to our outside directors will vest in two equal installments, beginning on the first anniversary of the date of grant.

                                                                        Number
                                                                          of
   Name                                                                 Options
   ----                                                                 -------
   John A. Blanchard III..............................................
   Debra A. Janssen...................................................
   Paul H. Bristow....................................................
   Dr. Nikhil Sinha...................................................
   Steven F. Coleman..................................................
   All current executive officers as a group..........................
   All current members of our board of directors who are not executive officers as a group...............................................
   All employees, including current officers but excluding directors and executive officers, as a group................................

Certain Transactions

   Prior to joining iDLX Technology Partners as its President and Chief Executive Officer, Dr. Sinha was a 50% partner in a consulting firm employed by Deluxe. The consulting firm provided international development consulting services to Deluxe at per diem rates subject to minimum amounts. In 1999, Deluxe paid $28,713 to the consulting firm for services rendered. In addition, in connection with the hiring of Dr. Sinha and the consequent termination of the consulting agreement, Deluxe paid approximately $1.1 million to the members of the consulting firm in lieu of an equity interest in HCL-Deluxe N.V. Dr. Sinha received 50% of this amount.

                      AGREEMENTS BETWEEN eFUNDS AND DELUXE

   We have provided below a summary description of the initial public offering and distribution agreement along with the key related agreements. This description, which summarizes the material terms of the agreements, is not complete. You should read the full text of the agreements, which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part.

Initial Public Offering and Distribution Agreement

   General. On March 31, 2000, we entered into an initial public offering and distribution agreement with Deluxe, which governs our respective rights and duties with respect to offerings of our common stock and other securities, including this offering and the distribution, and sets forth certain covenants we will agree to for various periods following this offering and the distribution. Although Deluxe has announced that it currently plans to complete the distribution, and we will agree to cooperate with Deluxe in all respects to complete the distribution or a similar transaction, Deluxe is not obligated to do so. We cannot assure you as to whether or when the distribution will occur or as to the terms of the distribution. We refer you to "Risk Factors -- Risks Relating to Our Separation from Deluxe."

   Offerings of Securities of eFunds and the Distribution. We have agreed that we will cooperate with Deluxe in all respects to accomplish:

  . any primary offerings of our common stock and other securities, including this offering, prior to the distribution or other similar transaction; and

  .  the distribution or similar transaction.

   We also agreed that, at Deluxe's direction, we will promptly take all actions necessary or desirable to effect these transactions, including the registration under the Securities Act of shares of our common stock owned by Deluxe. Deluxe has the sole discretion to determine whether or when the distribution will occur and all terms of the distribution, including the form, structure and terms of any transactions or offerings to effect the distribution and the timing of and conditions to the completion of the distribution.

  Expenses relating to primary offerings of our securities. We will agree to use the proceeds from this offering to pay all costs and expenses relating to any primary offerings of our common stock and our other securities prior to the distribution or other similar transaction, including this offering. In particular, we will pay the underwriting discounts and commissions.

Expenses relating to the distribution. Deluxe will agree to pay all costs and expenses relating to the distribution or other similar transaction.

   Access to Information. Generally, we and Deluxe have agreed to provide each other with access to information relating to the assets, business and operations of the requesting party. We and Deluxe will keep our books and records for a specified period of time. Also, we and Deluxe will cooperate with the other party to allow access to each others' employees, to the extent they are necessary to discuss and explain all requested information mentioned above and with respect to any claims brought against the other relating to the conduct of the parties prior to completion of the distribution or similar transaction.

   Covenants. We have agreed that, for so long as Deluxe is required to consolidate our results of operations and financial position, we will:

  . provide Deluxe with financial information regarding our company and our subsidiaries;

  . not select a different accounting firm than Deloitte & Touche LLP to serve as our auditors;

  . use reasonable commercial efforts to cause our auditors to complete their audit of our financial statements such that they will date their opinion the same date that the opinion of the audit of Deluxe's financial statements is dated;

  . provide to Deluxe and its auditors all information required for Deluxe to meet its schedule for the filing and distribution of its financial statements;

  . make our books and records available to Deluxe and its auditors, so that they may conduct reasonable audits relating to our financial statements;

  . consult with Deluxe and provide Deluxe and its auditors with notice of any proposed determination of, or significant changes in, our accounting estimates and accounting principles.

   Other Covenants. The initial public offering and distribution agreement also provides that as long as Deluxe beneficially owns 50% or more of our outstanding shares of common stock, we may not take any action or enter into any commitment or agreement that may reasonably be anticipated to result, with or without notice and with or without lapse of time, or otherwise, in a contravention or an event of default by Deluxe of:

  . any provision of applicable law or regulation, including but not limited to provisions pertaining to the Internal Revenue Code or the Employee Retirement Income Security Act of 1974, as amended;

  .  any provision of Deluxe's articles of incorporation or bylaws;

  .  any credit agreement or other material agreement binding upon Deluxe; or

  . any judgment, order or decree of any governmental body, agency or court having jurisdiction over Deluxe or any of its assets.

   Options. We have granted to Deluxe continuing options, assignable to any of Deluxe's subsidiaries, to purchase, under specified circumstances, additional shares of common stock. These options may be exercised immediately prior to the issuance of any of our equity securities, other than in this offering or upon exercise of the underwriters' over-allotment option:

  . with respect to our voting stock, to the extent necessary to own at least 80.1% of the total combined voting power of all classes of our outstanding voting stock; and

  . with respect to shares of nonvoting stock, to the extent necessary to own at least 80.1% of each outstanding class of such stock.

   The purchase price of the shares of voting stock purchased upon any exercise will be the market price of our voting stock on the date of delivery of the exercise notice. The purchase price of nonvoting capital stock will be the price at which such stock may be purchased by third parties. These options will terminate when Deluxe or its affiliates own less than 45% of the total combined voting power of all classes of our outstanding equity of our company.

   Indemnification Procedures. The initial public offering and distribution agreement sets forth the procedures that Deluxe and we will undertake if either of us demands to be indemnified under any indemnification right given in any of the agreements between Deluxe and us relating to this offering or the distribution, other than the tax sharing agreement referred to below.

Registration Rights Agreement

   We and Deluxe have entered into a registration rights agreement which only becomes effective in the event Deluxe determines not to proceed with the distribution. The registration rights agreement will require us upon the request of Deluxe to use our reasonable best efforts to register under the applicable federal and state securities laws any of the shares of our common stock owned by Deluxe for sale in accordance with Deluxe's intended method of disposition. Deluxe will also have the right to include shares of our common stock in other registrations of equity securities we initiate. Deluxe will pay all costs and expenses relating to each such registration that Deluxe requests or in which Deluxe participates except for our out-of-pocket expenses and the fees of our attorneys, accountants and other advisors. Subject to specified limitations, the registration rights agreement will be assignable by Deluxe and its assigns. The registration rights agreement will contain indemnification and contribution provisions that are customary in transactions similar to those contemplated by this prospectus.

Assignment and Assumption Agreement

   Prior to the offering, we entered into an assignment and assumption agreement with Deluxe, which governs the terms of the transfer to us of assets and liabilities from Deluxe. The assignment and assumption agreement provides that assets that cannot legally be transferred prior to March 31, 2000 will be transferred as soon as is practical following receipt of all necessary consents and approvals. All transfers by Deluxe to us are on an "as is, where is" basis, and without any representations or warranties. As a result, we have agreed to bear the economic and legal risks that any conveyances of assets are insufficient to vest in us good and marketable title to such assets and as to defects in the condition of the assets. We have also agreed with Deluxe that Deluxe, on the one hand, and we, on the other hand, will transfer, without additional consideration, to the other all assets which, subsequent to March 31, 2000, the parties determine more properly belong in the other's business.

   The assignment and assumption agreement provides for assumptions and indemnities designed to place, as of March 31, 2000, sole financial responsibility on the company and its subsidiaries for all liabilities, known or unknown, actual or contingent, associated with our current and historical businesses and operations and all of the assets transferred to us in connection with the assignment and assumption and to place sole financial responsibility for Deluxe's other businesses with Deluxe and its other subsidiaries.

Tax-Sharing Agreement

   We and some of our subsidiaries are, and after the offering may continue to be, included in Deluxe's consolidated income tax group for U.S. federal income tax purposes and our tax liability and the tax liability of some of our subsidiaries may be included in the consolidated federal income tax liability of Deluxe and its subsidiaries. In certain circumstances, we and some of our subsidiaries may be included with Deluxe and some of its subsidiaries in combined, consolidated, or unitary groups for state and local tax purposes. Prior to this offering, we and Deluxe intend to enter into a tax-sharing agreement. Under the tax-sharing agreement, we and Deluxe generally will make payments to each other such that, with respect to tax returns for any taxable period, the amount of taxes to be paid by us, subject to some adjustments, will be determined as though we, together with our subsidiaries included in Deluxe's consolidated group or any other applicable groups, were to file separate federal, state and local income tax returns (including, except as provided below, any amounts determined to be due as a result of a redetermination of the tax liability of Deluxe arising from an audit or otherwise) as the common parent of an affiliated group of corporations filing combined, consolidated or unitary federal, state and local returns rather than a consolidated subsidiary of Deluxe with respect to federal, state and local income taxes. We will be responsible for any taxes with respect to tax returns that include us and our subsidiaries. We will be reimbursed, however, for tax attributes that we generate, such as net operating losses, if and when they are used on a consolidated basis.

   In determining the amount of tax-sharing payments under the tax-sharing agreement, Deluxe will prepare for us pro forma returns with respect to federal and applicable state and local income taxes that reflect the same positions and elections used by Deluxe in preparing the returns for Deluxe's consolidated group and other applicable groups. Deluxe will continue to have all the rights of a parent of a consolidated group prior to the split-off. Deluxe will have similar rights provided for by applicable state and local law with respect to a parent of a combined, consolidated or unitary group. Deluxe will be the sole and exclusive agent for us in any and all matters relating to our income, franchise and similar tax liabilities. Deluxe will have sole and exclusive responsibility for the preparation and filing of consolidated federal and consolidated or combined or unitary state income tax returns or amended returns. Deluxe will have the power, in its sole discretion, to contest, compromise or settle any asserted tax adjustment or deficiency and to file, litigate or compromise any claim for refund on our behalf. In addition, Deluxe has agreed to undertake to provide the aforementioned services with respect to our separate state and local tax returns and our foreign tax returns.

   In addition, the tax-sharing agreement will provide that we will indemnify Deluxe for any taxes arising out of the failure of the split-off or some of the transactions related to it to qualify as tax-free as a result of actions

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taken, or the failure to take required actions, by us or any of our subsidiaries. We are required under the tax sharing agreement to comply with the representations made to the Internal Revenue Service in connection with the request for a private letter ruling that has been submitted to the Internal Revenue Service regarding the tax-free nature of the split-off of our stock by Deluxe to Deluxe's stockholders.

   The-tax sharing agreement will further provide for cooperation with respect to tax matters, the exchange of information and the retention of records which may affect the income tax liability of either party. Disputes arising between Deluxe and us relating to matters covered by the tax-sharing agreement are subject to resolution through specific dispute resolution provisions.

   In general, we will be included in Deluxe's consolidated group for federal income tax purposes for so long as Deluxe beneficially owns at least 80% of the total voting power and value of our outstanding common stock. Each member of a consolidated group is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the tax-sharing agreement will allocate tax liabilities between us and Deluxe, during the period in which we are included in Deluxe's consolidated group, we could be liable in the event that any federal tax liability is incurred, but not discharged, by any other member of Deluxe's consolidated group.

Employee Benefits Agreement

   We will enter into an employee matters agreement with Deluxe to allocate assets, liabilities, and responsibilities relating to our current and former U.S. employees and their participation in the benefit plans that Deluxe currently sponsors and maintains.

   All of our eligible employees will continue to participate in the Deluxe benefit plans on comparable terms and conditions to those currently applicable to them until the split-off or the time at which we establish comparable benefit plans for our current and former employees. We intend to establish these plans no later than the time of the split-off.

   At the time of the split-off, we expect to adopt benefit plans corresponding to the Deluxe plans, including qualified retirement plans, executive deferred compensation and supplemental benefit plans, health and welfare plans, fringe benefit plans, and leave of absence programs.

   Once we establish our own benefit plans, we may modify or terminate any plan in accordance with the terms of that plan and our policies. It is intended that our benefit plans will generally provide that all service, compensation and other benefit determinations that, as of the split-off, were recognized under the corresponding Deluxe benefit plan will be taken into account under our benefit plan.

   It is intended that our benefit plans will generally assume any liabilities for our employees under the corresponding Deluxe benefit plan. Assets relating to the employee liabilities are expected to be transferred to us or our related plans and trusts from trusts and other funding vehicles associated with Deluxe's benefit plans.

Real Estate Agreements

   We have purchased real property and a data center located in Phoenix, Arizona and personal property from a subsidiary of Deluxe for approximately $10 million. As of the completion of this offering, we and Deluxe will enter into several agreements pursuant to which Deluxe or its subsidiaries (other than us and our subsidiaries), on the one hand, and we or our subsidiaries, on the other hand, will agree to (1) lease nine different sites for use as communication nodes, with Deluxe or one of its subsidiaries as landlord, and eFunds as tenant, for a period of approximately 12-18 months, (2) sublease a portion of a building in Shoreview,

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Minnesota, with a subsidiary of Deluxe, as sublandlord, and eFunds as subtenant, for a period of approximately 12 months, (3) lease a portion of a data center in Phoenix, Arizona, with eFunds as landlord and Deluxe as tenant, and (4) assign the rights as tenant under various leases from Deluxe or its subsidiaries to eFunds or one of its subsidiaries. The real estate agreements are subject to certain early termination rights and obligations.

Transitional Services Agreement

   As of the completion of this offering, we and Deluxe will enter into a transitional services agreement pursuant to which Deluxe or its subsidiaries (other than us and our subsidiaries), on the one hand, and we or our subsidiaries, on the other hand, will agree to continue providing various services to each other, including material procurement, financial and administrative services, treasury, cash management and insurance services, sales support, legal services, and employee benefits administration. Each service provided under the transitional services agreements will be provided for a specified time period beginning on completion of this offering and continuing until the split off with respect to some services or until December 31, 2001 with respect to other services. Either party may terminate any or all services that they receive under the transitional services agreements at any time upon 60 days' prior written notice. Any or all services may be extended for one additional 60 day period. During the applicable time period, the parties are obligated to take all steps necessary to establish the processes and systems to enable them to perform the relevant services on a stand alone basis. The parties will be obligated to pay fees established in the transitional services agreement based upon the type and amount of services rendered.

Master Services Agreement

   Deluxe will enter into a master agreement with us, pursuant to which we will provide Deluxe with:

  . software development, maintenance and support services for information technology applications;

  . financial shared services including accounts receivable, accounts payable and general accounting transaction processing; and

  .  data entry services.

   This agreement will have an initial term ending as of December 31, 2004, and will automatically renew each year for an additional one year term unless terminated by either party. In addition, this agreement will be terminable by Deluxe at its option if we are acquired, whether by merger, sale, acquisition or sale of all or substantially all its assets, by a third party. If Deluxe exercises its termination rights, it will pay us a termination fee. During the term of the agreement, we anticipate that Deluxe will spend approximately $43 million per year for software development, maintenance and support services for information technology applications, which amounts will be based on the actual number of hours of information technology services that we provide to Deluxe. If Deluxe fails to reach the $43 million spending target per year, it will be obligated to make liquidated damages payments for a portion of our fees based on our estimates of lost margins. We also will provide business process management services, including accounts receivable, accounts payable and other general accounting services, and mail order entry services. Deluxe's annual minimum spending target for these business process management services will range from $8.1 million in 2000 to $4.2 million in 2004. The agreement will also provide for liquidated damages for non-performance by us and bonuses for superior performances as are typical for information technology professional services. The provision of services by us under the agreement is non-exclusive, and Deluxe may contract with any third party for the provision of information technology and business process management services.

Third Party Indemnification Agreement

   Pursuant to the Third Party Indemnification Agreement, we agree to provide Deluxe with full indemnification in connection with any liabilities incurred by Deluxe after the distribution as a result of Deluxe's purchase or lease of property or services for our benefit under any master agreement or for any guaranties under which Deluxe guaranteed our performance of agreements with third parties. We are obligated to indemnify Deluxe for any liability to the extent such liability primarily relates to the past, present or future operation of our business or operations.

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ONE Channel Management Agreement

   As of the completion of this offering, Deluxe will provide us a license to use its proprietary ONE channel management systems in order to provide our products to financial institutions. In exchange for access to the ONE channel management systems and the services provided by Deluxe, we will pay Deluxe its cost of providing such services during 2000 and cost plus 10% in 2001. Under the agreement, Deluxe will maintain ownership of all rights in the ONE channel management system, except that we will own the interface between the ONE system security layer and our back-end systems. The agreement will have a term ending on December 31, 2001.

Data and Related Agreements

   We and Deluxe will enter into several agreements which will govern the transfer of data between us.

   Pursuant to a data contribution agreement, a subsidiary of Deluxe will provide us with consumer account records pertaining to its direct to consumer check printing business. We will agree to only use this information for purposes that are consistent with applicable federal, state and local laws, including the Fair Credit Reporting Act. Customers of Deluxe will have the ability to request that their information not be provided to us. The agreement has a term that will end on July 1, 2001.

   Pursuant to a processing agreement, we will provide Deluxe with groups of bank routing numbers to enable us to obtain check order history files from Deluxe as long as we have obtained a consent from the applicable financial institution to receive this data. Deluxe may only use the bank routing numbers for the purpose of performing the processing requested by us. Either party may terminate this agreement upon 30 days' prior written notice.

   Pursuant to an ACH Agreement, we will agree to provide Deluxe with ACH services for a three year term. Deluxe may terminate this agreement upon 180 days' notice after expiration of the initial three year term. Deluxe has agreed to pay us $29,000 per month under this agreement.

   We have also agreed to provide Deluxe with data relating to closed consumer accounts pursuant to our standard agreement for the provision of this information.

Loan Agreement

   Deluxe has agreed to provide us with a revolving credit facility of up to $75 million until the earlier of the effective date of the split-off, or August 28, 2000. Borrowings under the facility will be due at the split-off or maturity and will accrue interest at the London Interbank Offered Rate, or LIBOR, plus a variable additional margin based on Deluxe's credit rating. The credit facility includes financial and restrictive covenants. We intend to replace this facility with a new credit facility with one or more financial institutions prior to the split-off or maturity.

Indemnification Agreement

   Deluxe has agreed to indemnify us for any losses on identified government services loss contracts in excess of the loss contract reserves. We are required to calculate any charges for loss contracts in a manner consistent with Deluxe's current loss accrual practices. Deluxe will also indemnify us against any liabilities, losses or expenses arising from litigation and claims asserted against us in connection with the operation of our government services business prior to the completion of this offering. Deluxe's indemnification
obligations are limited to a maximum amount equal to $      .


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                             PRINCIPAL STOCKHOLDER

   All of the shares of our common stock outstanding before this offering are
owned by Deluxe. After this offering, Deluxe will own about     % of our
outstanding common stock. Except for Deluxe, we are not aware of any person or group that will beneficially own more than 5% of the outstanding shares of our common stock following this offering.

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 250 million shares of common stock, $.01 par value per share, and 100 million shares of preferred stock, $.01 par value per share. The following summary of certain provisions of the common stock and preferred stock is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation and by-laws and by the provisions of applicable law.

Common Stock

   Each holder of our common stock is entitled to one vote for each share held of record on all matters to be voted upon by the stockholders. There are no cumulative voting rights. Subject to the preferences of preferred stock issued after the sale of the common stock in this offering, holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of common stock would be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock.

   All outstanding shares of common stock and the shares of common stock offered by us in this offering, when issued and paid for, will be fully paid and nonassessable, except for certain statutory liabilities which may be imposed by Section 180.0622 of the Wisconsin Business Corporation Law for unpaid employee wages. Section 180.0622 of the Wisconsin Business Corporation Law provides that shareholders of every corporation that does business in Wisconsin are personally liable to an amount equal to the par value of the shares owned by them and for all debts owing to employees for services performed for such corporation, but not exceeding six months' service in the case of any individual employee. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

   Upon the closing of this offering, the board of directors will be authorized, subject to any limitations prescribed by law, without stockholder
approval, from time to time to issue up to an aggregate of      million shares
of preferred stock, in one or more series, with each of such series to have such rights and preferences, including, without limitation, voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by unlimited discretion of the board of directors.

   Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We currently have no plans to issue any shares of preferred stock.

Stockholder Rights Plan

   On              , 2000, the board of directors declared a dividend of one
preferred share purchase right for each outstanding share of common stock outstanding on the business day immediately preceding the date of

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this prospectus to the stockholders of record on that date. Each right entitles the registered holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, at a price of
$       per one one-hundredth of a preferred share, subject to adjustment. The description and terms of the share purchase rights are set forth in a Rights
Agreement between eFunds and            , as Rights Agent, a copy of the form
of which is filed as an exhibit to the registration statement of which this prospectus is a part.

   Initially, the certificates for shares of common stock then outstanding will evidence the rights and we will not distribute separate right certificates. The rights will separate from the common stock on the share purchase rights distribution date, which is the earlier of:

  . the first date of public announcement that a person or group of affiliated or associated persons has become the beneficial owner of 15% or more of the outstanding common stock, subject to certain exceptions; and

  . the close of business on the 10th day, or such later date as may be determined by the board of directors prior to such time as any person becomes the beneficial owner of 15% or more of the outstanding common stock, following the commencement or public announcement of a tender offer or exchange offer, the consummation of which would result in a person or group of affiliated or associated persons becoming the beneficial owner of 15% or more of the outstanding common stock.

   Under the plan, Deluxe's ownership of our stock will not cause the rights to separate from the common stock or result in a share purchase rights distribution date.

   The board of directors, after receiving such advice as it deems necessary and giving due consideration to all relevant factors, may elect to approve a tender offer or an exchange offer for all of our outstanding common stock if the board determines the offer to be in our best interest and the best interests of our stockholders. If the board does approve a tender offer or exchange offer, the rights will expire.

   Until the share purchase rights distribution date,

  . the rights will be evidenced by the certificates for shares of common stock and will be transferred with and only with the common stock;

  . any common stock certificates issued after the business day immediately preceding the date of this Prospectus upon transfer or new issuance of the common stock will contain a notation incorporating the Rights Agreement by reference; and

  . the transfer of any common stock will also constitute the transfer of the rights associated with the common stock.

   As promptly as practicable following the share purchase rights distribution date, we will mail separate certificates evidencing the share purchase rights to holders of record of the common stock as of the close of business on that date, and such separate certificates alone will evidence the share purchase rights.

   The holders of our common stock and the share purchase rights cannot exercise the rights until the distribution date. The rights will expire on the date that is ten years after the business day immediately preceding the date of this prospectus, unless we extend or earlier redeem or exchange as described below. We will not issue fractions of a preferred share, other than fractions in integral multiples of one one-hundredth of a share, and, in lieu thereof, we will make a cash adjustment on the closing price on the last trading date prior to the date of exercise.

   We will adjust the purchase price payable and the number of preferred shares issuable upon exercise of the rights from time to time to prevent dilution:

  . in the event of a stock dividend on, or a subdivision, combination or reclassification of, the preferred shares;

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  .  upon the grant to holders of the preferred shares of certain rights, options or warrants to subscribe for or purchase preferred shares or convertible securities at less than the then current market price of the preferred shares; or

  . upon the distribution to holders of the preferred shares of any evidence of indebtedness or assets, excluding regular periodic cash dividends or dividends payable in preferred shares, or of subscription rights or warrants, other than those described in clause (2) of this paragraph.

   With certain exceptions, we are not required to adjust the purchase price until cumulative adjustments require an adjustment of at least 1% in the purchase price. We also will adjust the number of outstanding share purchase rights and the number of preferred shares issuable upon exercise of the rights in the event of a stock split of the common stock or a stock dividend on the common stock payable in common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the distribution date.

   We cannot redeem the preferred shares purchasable upon exercise of the rights. Each preferred share will be entitled to a minimum preferential
quarterly dividend payment of $     per share but will be entitled to an
aggregate dividend of 100 times the dividend declared per share of common stock. In the event of liquidation, the holders of the preferred shares will be
entitled to a minimum preferential liquidation payment of $         per share
but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each preferred share will have 100 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which common stock is exchanged, each preferred share will be entitled to receive 100 times the amount received per share of common stock. These rights are subject to adjustment in the event of a stock dividend on the common stock or a subdivision, combination or consolidation of the common stock.

   In the event any person becomes the beneficial owner of 15% or more of the outstanding common stock, each holder of a share purchase right shall thereafter have a right to receive, upon exercise thereof at the then current aggregate exercise price, in lieu of preferred shares, such number of shares of our common stock having a current aggregate market price equal to twice the current aggregate exercise price. In the event that at any time after there is a beneficial owner of 15% or more of the outstanding common stock, we are acquired in certain mergers or other business combination transactions or 50% or more of our assets or earning power and our subsidiaries (taken as a whole) are sold, holders of the rights will thereafter have the right to receive, upon exercise thereof at the then current aggregate exercise price, such number of shares of common stock of the acquiring company (or, in certain cases, one of its affiliates) having a current aggregate market price equal to twice the current aggregate exercise price.

   At any time after a person becomes the beneficial owner of 15% or more of the outstanding common stock, subject to certain exceptions, and prior to the acquisition by a person of 50% or more of the outstanding common stock, the board of directors may exchange all or part of the rights for common stock at an exchange ratio of one share of common stock per right, subject to adjustment.

   At any time before a person has become the beneficial owner of 15% or more of the outstanding common stock, the board of directors may redeem the rights in whole, but not in part, at a price of $0.01 per right, subject to adjustment. The redemption of the rights may be made effective at such time, on such basis and with such conditions as the board of directors in its sole discretion may establish.

   Until a right is exercised, the holder of the right will have no rights as a stockholder, including without limitation, the right to vote or to receive dividends.

   The rights have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us pursuant to an offer that is not approved by the board of directors, unless the rights have been redeemed. However, the rights should not interfere with any tender offer or merger approved by the board because the board of directors may redeem the rights or approve an offer at any time prior to such time as any person has becomes the beneficial owner of 15% or more of the outstanding common stock.

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Limitation of Liability and Indemnification Matters

   Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  .  breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions; and

  . any transaction from which the director derived an improper personal benefit.

   This limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

   Our amended and restated certificate of incorporation provides that we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. We believe that indemnification under our amended and restated certificate of incorporation covers at least negligence and gross negligence on the part of indemnified parties. Our amended and restated certificate of incorporation also permits us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the amended and restated certificate of incorporation would permit such indemnifications.

   At present, there is no litigation or proceeding involving any of our directors or officers in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Anti-Takeover Provisions

   Some provisions of our amended and restated certificate of incorporation and bylaws could make more difficult the acquisition of control of our company, and the removal of existing management:

  . The amended and restated certificate of incorporation does not provide for cumulative voting for directors;

  . We have a classified board of directors with each class serving a staggered three-year term;

  . The board of directors fixes the size of the board of directors, may create new directorships and may elect new directors to serve for the full term of the class of directors in which the new directorship was created. The board of directors (or its remaining members, even though less than a quorum) also may fill vacancies on the board of directors occurring for any reason for the remainder of the term of the class of director in which the vacancy occurred.

  . The board of directors may issue preferred stock without any vote or further action by the stockholders;

  . The board of directors may adopt, amend, alter or repeal the bylaws without a vote of the stockholders;

  . All stockholder actions must be taken at a regular or special meeting of the stockholders and cannot be taken by written consent without a meeting;

  . We require advance notice procedures with respect to stockholder proposals and the nominations of candidates for election as directors; and

  . Without the affirmative vote of the holders of at least 66-2/3% of the outstanding shares of common stock, together with the affirmative vote of at least 66-2/3% of the members of the board of directors,

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     we may not (i) consolidate or merge with any other entity, (ii) convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets, (iii) amend the certificate of incorporation to permit the removal of directors without cause or (iv) amend, modify or repeal the anti-takeover and indemnification provisions of the amended and restated certificate of incorporation.

   These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. They are also designed to encourage persons seeking to acquire control of us to first negotiate with our board. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging such proposals. Negotiating with the proponent could result in an improvement of the terms of the proposal.

Section 203 of the Delaware General Corporation Law

   We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

  . the board of directors approved the transaction in which such stockholders became an interested stockholder prior to the date the interested stockholder attained such status;

  . upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; and

  . the business combination is approved by a majority of the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

   A business combination generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is     .

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                        SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of this offering, we will have outstanding an aggregate of shares of common stock, assuming no exercise of the underwriters' over-allotment option. All of the shares of common stock sold in this offering will be freely tradable without restriction under the Securities Act, unless such shares are purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. Persons who are affiliates may sell shares that are issued in this offering in the public market only through registration under the Securities Act or under an exemption from registration, such as the one provided by Rule 144.

   Deluxe has announced that, subject to specified conditions, it intends to distribute all of its shares of our common stock in a tax-free split-off
transaction within         . Any shares distributed by Deluxe will be freely
tradeable, except for shares received by our affiliates.

Rule 144

   In general, under Rule 144, beginning 91 days after the date of this prospectus, a person who beneficially owns "restricted securities" within the meaning of Rule 144 for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . one percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

  . the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice of Form 144 with respect to that sale.

Sales under Rule 144 also are subject to manner of sale and notice requirements and to the availability of current public information about us. Our affiliates who purchase shares of our common stock pursuant to this offering or acquire our shares of common stock in the tax-free distribution would be subject to the resale restrictions of Rule 144 described above.

Lock-Up Agreements

   We, our executive officers and directors have agreed not to sell or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable for common stock, for a period of 180 days after the date of this prospectus, without the prior written consent of Lehman Brothers Inc., subject to limited exceptions. See "Underwriting -- No Sales of Similar Securities."

Stock Options

   We will grant shares of our common stock pursuant to our stock plans. We
have reserved      shares of our common stock for issuance under our stock
option plans. We expect to grant options to purchase an aggregate of shares of our common stock upon the completion of this offering with an exercise price equal to the initial public offering price, unless a lower price is required by law or government regulation. We currently expect to file a registration statement under the Securities Act to register shares reserved for issuance under our stock plans. Shares issued pursuant to our stock plans after the effective date of that registration statement, other than shares issued to affiliates, generally will be freely tradeable without further registration under the Securities Act. In addition, at the time of the split-off, all outstanding options to purchase Deluxe common stock will be converted into new options to purchase Deluxe common stock and options to purchase our common stock. See "Management -- Treatment of Deluxe Options."

  CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

   The following discussion is a summary of the material United States federal income and estate tax consequences of the ownership and disposition of our common stock by non-United States holders. This discussion does not deal with all aspects of United States federal income and estate taxation and does not deal with foreign, state and local tax consequences. This discussion does not address all tax considerations that may be relevant to non-United States holders in light of their personal circumstances, or to certain non-United States holders that may be subject to special treatment under United States federal income or estate tax laws. Furthermore, this discussion is based on the Internal Revenue Code of 1986, as amended, Treasury Department regulations, published positions of the Internal Revenue Service and court decisions now in effect, all of which are subject to change. You are urged to consult your own tax advisor regarding the United States federal tax consequences of owning and disposing of our common stock, as well as the applicability and effect of any state, local or foreign tax laws.

   In this section we use the term United States holder to refer to a beneficial owner of stock that is:

  .  a citizen or resident of the United States;

  . a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision of the United States; or

  . an estate the income of which is subject to United States federal income taxation regardless of its source;

  .  a trust that:

    - is subject to the supervision of a court within the United States and the control of one or more United States persons; or

    - has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

   We use the term non-United States holder to refer to a beneficial owner of stock that is not a United States holder.

Dividends

   Generally, any dividend paid to a non-United States holder will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or at a lesser applicable treaty rate. However, dividends that are effectively connected with the conduct of a trade or business of the non-United States holder within the United States and, where a tax treaty applies, that are attributable to a United States permanent establishment of the non-United States holder are not subject to the withholding tax but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates.

   In order for dividends paid to a non-United States holder to be exempt from withholding under the effectively connected income exemption, the holder must comply with certification and disclosure requirements. In some circumstances, a foreign corporation that receives effectively connected dividends may be subject to an additional branch profits tax at a 30% rate or a lesser applicable treaty rate.

   Until January 1, 2001, dividends paid to an address outside the United States are presumed to be paid to a resident of that country, unless the payer has knowledge to the contrary, for purposes of the withholding tax discussed above and, under the current regulations, for purposes of determining the applicability of a reduced rate of withholding under the terms of a tax treaty. If you wish to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends paid after December 31, 2000, final regulations effective after that date will require you to satisfy applicable certification and other requirements.

   If you are eligible for a reduced treaty rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

   If you are a non-United States holder, you will generally not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless:

  . the gain is effectively connected with a trade or business in the United States and, where a tax treaty provides, the gain is attributable to a United States permanent establishment of yours;

  . you are an individual and hold our common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met;

  . you are subject to tax pursuant to the provisions of the United States federal income tax laws applicable to certain United States expatriates; or

  . we are or have been a United States real property holding corporation for United States federal income tax purposes.

   We believe that we are not, and do not anticipate becoming, a United States real property holding corporation for United States federal income tax purposes. If we were to become a United States real property holding corporation, so long as our common stock continues to be regularly traded on an established securities market, you would be subject to federal income tax on any gain from the sale or other disposition of the stock only if you actually or constructively owned, during the five-year period preceding the disposition, more than 5% of our common stock.

   Special rules may apply to non-United States holders, such as controlled foreign corporations, passive foreign investment companies, foreign personal holding companies and corporations that accumulate earnings to avoid federal income tax, that are subject to special treatment under the Code. These entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Backup Withholding and Information Reporting

   We must report annually to the Internal Revenue Service and to you the amount of dividends paid to you and the tax withheld with respect to these dividends, regardless of whether withholding was required. Copies of the information returns reporting the dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

   Under current law, backup withholding at the rate of 31% generally will not apply to dividends paid to you at an address outside the United States, unless the payer has knowledge that you are a United States person. However, under the final regulations effective for dividends paid on or after January 1, 2001, you will be subject to backup withholding unless applicable certification requirements are met.

   Payment of the proceeds of a sale of our common stock within the United States or conducted through certain United States related financial intermediaries is subject to both backup withholding and information reporting unless you certify under penalties of perjury that you are a non-United States holder and the payer does not have actual knowledge that you are a United States person, or you otherwise establish an exemption.

   Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your United States federal income tax liability provided you furnish the required information to the Internal Revenue Service.

Estate Tax

   Common stock held by an individual non-United States holder at the time of death will be included in that holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may be subject to United States federal estate tax.

                                  UNDERWRITING

   Under the terms of an underwriting agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part, the underwriters of the offering named below, for whom Lehman Brothers Inc., Bear, Stearns & Co. Inc., FAC/Equities, a division of First Albany Corporation and John G. Kinnard & Company Incorporated are acting as representatives, have each agreed to purchase from us the respective number of shares of common stock set forth opposite its name below:

                                                                          Number
                                                                            of
         Underwriters                                                     Shares
         ------------                                                     ------
      Lehman Brothers Inc. ..............................................
      Bear, Stearns & Co. Inc. ..........................................
      FAC/Equities, a division of First Albany Corporation...............
      John G. Kinnard and Company, Incorporated..........................
                                                                           ----
        Total............................................................
                                                                           ====

   The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement, and that if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, then all of the shares of common stock which the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions in the underwriting agreement include the requirement that the representations and warranties made by us to the underwriters are true, that there is no material change in the financial markets and that we deliver to the underwriters customary closing documents.

   We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act or to contribute to payments that the underwriters may be required to make for these liabilities.

   We estimate that the total expenses of the offering, excluding underwriting
discounts and commissions, will be approximately $    .

   Fidelity Capital Markets, a division of National Financial Services Corporation, will be facilitating electronic distribution of information through the Internet, their Intranet and other proprietary electronic technology.

   The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed five percent of the total number of shares of common stock offered by them.

   Certain of the underwriters and their affiliates provide investment banking, financial advisory and other services to us and Deluxe for which they may receive customary fees and commissions. Specifically, Lehman Brothers Inc. has been engaged by Deluxe to act as exchange agent and provide advisory services in connection with the split-off. Lehman Brothers Inc. will receive customary fees in connection with the split-off transaction.

Commissions and Discounts

   The following table provides the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to
purchase          addition shares described below.

       Paid by Us                                      No Exercise Full Exercise
       ----------                                      ----------- -------------
       Per share......................................
       Total..........................................

   The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover of this prospectus and to dealers, who may include the underwriters, at the same price less a selling concession not
in excess of $    per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $ per share to brokers and dealers. After the offering, the offering price and other selling terms may change.

Over-Allotment Option

   We have granted to the underwriters an option to purchase up to an aggregate
of       additional shares of common stock, exercisable to cover over-
allotments, if any, at the initial public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriter's initial commitment as indicated in the preceding table and we will be obligated, under the over-allotment option, to sell the shares to the underwriters.

No Sales of Similar Securities

   We, Deluxe and our executive officers and directors have agreed not to directly or indirectly do any of the following, whether any transaction described in clause (1) or (2) below is to be settled by delivery of common stock or other securities, in cash or otherwise, in each case without the prior written consent of Lehman Brothers Inc. on behalf of the underwriters, for a period of 180 days after the date of this prospectus:

  (1) offer for sale, sell or otherwise dispose of (or enter into any transaction or device which is designated to, or could be expected to, result in the disposition or purchase by any person at any time in the future of) any shares of common stock or securities convertible into or exchangeable for common stock or substantially similar securities, other than any of the following:

    .  the common stock sold under this prospectus;

    .  distribution of common stock pursuant to the split-off; and

    . shares of common stock we issue under employee benefit plans, qualified stock option plans or other employee compensation plans existing on the date of this prospectus or under currently outstanding options, warrants or rights.

  (2) sell or grant options, rights or warrants with respect to any shares of our common stock or securities convertible into or exchangeable for our common stock or substantially similar securities, other than the grant of options under option plans existing on the date of this prospectus.

Determination of Offering Price

   Prior to this offering, there has been no public market for the shares of our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of the common stock, the representatives will consider, among other things and in addition to prevailing market conditions, our performance and capital structure, estimates of our business potential and earnings prospects, an overall assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Nasdaq National Market Listing

   We have applied for quotation of our common stock on the Nasdaq National Market under the symbol "EFDS."

Price Stabilization, Short Positions and Penalty Bids

   Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares of common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of the common stock. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

   The underwriters may create a short position in the common stock in connection with this offering, which means that they may sell more shares than are set forth on the cover page of this prospectus. If the underwriters create a short position, then the representatives may reduce that short position by purchasing common stock in the open market. The representatives also may elect to reduce any short position by exercising all or part of the over-allotment option.

   The representatives also may impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares of common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of this offering.

   In general, purchases of a security for the purpose of stabilization or to reduce syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of those purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in this offering.

   Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

Reserved Shares

   At our request, the underwriters have reserved up to     % shares of the
common stock offered by this prospectus for sale to our directors and other persons associated with us at the initial public offering price set forth on the cover page of this prospectus. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares.

Canadian Offers

   Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada where the sale is made.

                                 LEGAL MATTERS

   The validity of the issuance of shares of common stock offered by us in this offering will be passed upon for us by Dorsey & Whitney LLP, Minneapolis, Minnesota. Certain legal matters related to the offering will be passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York.

                                    EXPERTS

   The consolidated financial statements as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing in this prospectus and elsewhere in the registration statement, and are included in reliance upon the report of such firm, given upon their authority, as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not include all of the information contained in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete. In each instance, please refer to the copy of such contract or other document filed as an exhibit to the registration statement. Each statement about the contract or other document contained in the prospectus is qualified in all respects to the actual document filed with the registration statement.

   Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Our fiscal year ends on December 31. We intend to furnish our stockholders with annual reports containing audited financial statements and other appropriate reports.

   You may read and copy the registration statement on Form S-1 and any other document we file with the Commission at its public reference room at 450 Fifth Street, NW, Washington, DC 20549, as well as at its regional offices located at 7 World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Please call the Commission at 1-800-SEC-0330 for further information about its public reference facilities and copy charges. Our filings are also available to the public from the Commission's web site at http://www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report..............................................  F-2
Consolidated Balance Sheets at December 31, 1998 and 1999.................  F-3
Consolidated Statements of Operations for the Years Ended December 31,
 1997, 1998 and 1999......................................................  F-4
Consolidated Statements of Comprehensive Income (Loss) for the Years Ended
 December 31, 1997, 1998 and 1999.........................................  F-5
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1997, 1998 and 1999......................................................  F-6
Notes to Consolidated Financial Statements................................  F-7

                          INDEPENDENT AUDITORS' REPORT

eFunds Corporation

We have audited the accompanying consolidated balance sheets of eFunds Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsiblity is to express and opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of eFunds Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
April 3, 2000

                               EFUNDS CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                               December 31,
                                                             ------------------
                                                               1998      1999
                                                             --------  --------
                                                                (dollars in
                                                                thousands)
Current Assets
  Cash and cash equivalents................................  $ 16,055  $ 35,849
  Restricted custodial cash................................       545     3,429
  Accounts receivable--net.................................    49,620    52,834
  Deferred income taxes....................................    20,755    10,552
  Income taxes receivable..................................     2,799     7,109
  Prepaid expenses and other current assets................     3,428     3,061
                                                             --------  --------
   Total current assets....................................    93,202   112,834
Long-term Investments......................................     1,370     3,347
Deferred Income Taxes......................................       --      1,549
Restricted Cash............................................     3,921    28,939
Property and Equipment
  Land and land improvements...............................     5,001     4,993
  Buildings and building improvements......................    32,351    33,683
  Computer and other equipment.............................    76,522    80,211
                                                             --------  --------
   Total...................................................   113,874   118,887
  Less accumulated depreciation............................   (55,414)  (58,414)
                                                             --------  --------
   Property and equipment--net.............................    58,460    60,473
Intangibles
  Cost in excess of net assets acquired--net...............     9,258    46,905
  Internal use software--net...............................     5,550    20,746
  Other intangible assets--net.............................    14,574    15,136
                                                             --------  --------
   Total intangibles.......................................    29,382    82,787
                                                             --------  --------
   Total non-current assets................................    93,133   177,095
                                                             --------  --------
     Total assets..........................................  $186,335  $289,929
                                                             ========  ========
Current Liabilities
  Accounts payable.........................................  $ 10,728  $ 19,791
  Accrued liabilities:
   Accrued compensation and employee benefits..............    10,480    18,172
   Accrued contract losses.................................    14,697    20,599
   Reserve for legal proceedings...........................    35,754     1,554
   Other...................................................    18,184    22,116
  Borrowings on line of credit.............................       --      3,100
  Long-term debt due within one year.......................     1,490     1,895
                                                             --------  --------
   Total current liabilities...............................    91,333    87,227
Long-term Debt.............................................     4,029     3,597
Deferred Income Taxes .....................................     1,170       --
Commitments and Contingencies (Notes 11 and 14)
Stockholder's Equity
  Common shares $.01 par value (authorized: 250,000,000
   shares;
   issued and outstanding: 2,500 shares)...................         0         0
  Additional paid-in capital...............................    14,964   292,598
  Retained earnings (accumulated deficit)..................    74,967   (92,946)
  Accumulated other comprehensive loss.....................      (128)     (547)
                                                             --------  --------
   Stockholder's equity....................................    89,803   199,105
                                                             --------  --------
     Total liabilities and stockholder's equity............  $186,335  $289,929
                                                             ========  ========

                 See Notes to Consolidated Financial Statements

                               EFUNDS CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                    Years ended December 31,
                                                   ----------------------------
                                                     1997      1998      1999
                                                   --------  --------  --------
                                                     (dollars in thousands,
                                                             except
                                                       per share amounts)
Net Sales........................................  $229,065  $267,520  $302,340
                                                   --------  --------  --------
  Cost of sales, excluding loss contract and
   asset impairment charges......................   143,966   171,359   185,590
  Loss contract and asset impairment charges.....       --     40,949     8,700
                                                   --------  --------  --------
    Total cost of sales..........................   143,966   212,308   194,290
                                                   --------  --------  --------
Gross Margin.....................................    85,099    55,212   108,050
                                                   --------  --------  --------
  Selling, general and administrative............    70,542    81,198   105,382
  Research and development.......................     1,398       625     3,756
  Asset impairment charges.......................    11,831       --        --
                                                   --------  --------  --------
    Total operating expenses.....................    83,771    81,823   109,138
                                                   --------  --------  --------
  Income (loss) from operations..................     1,328   (26,611)   (1,088)
Other Income (Expense)
  Legal proceedings..............................   (40,050)    4,157     2,094
  Other income (expense).........................      (918)   (3,495)   (4,609)
  Interest income (expense)......................      (825)    2,789       963
                                                   --------  --------  --------
Loss Before Income Taxes.........................   (40,465)  (23,160)   (2,640)
Benefit (Provision) for Income Taxes.............     6,397     8,569    (5,586)
                                                   --------  --------  --------
Net Loss.........................................  $(34,068) $(14,591) $ (8,226)
                                                   ========  ========  ========
Net Loss per Share--Basic and Diluted............  $(13,627) $ (5,836) $ (3,290)
                                                   ========  ========  ========
Weighted Average Common Shares Outstanding--Basic
 and Diluted.....................................     2,500     2,500     2,500
                                                   ========  ========  ========


                 See Notes to Consolidated Financial Statements

                               EFUNDS CORPORATION

             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

                                                   Years Ended December 31,
                                                   ---------------------------
                                                     1997      1998     1999
                                                   --------  --------  -------
                                                    (dollars in thousands)
Net Loss.......................................... $(34,068) $(14,591) $(8,226)
Other Comprehensive (Loss) Income, Net of Tax--
  Foreign currency translation adjustments........     (972)       44     (419)
                                                   --------  --------  -------
Comprehensive Loss................................ $(35,040) $(14,547) $(8,645)
                                                   ========  ========  =======
Related Tax Benefit (Expense) of Other
 Comprehensive Income (Loss)--
  Foreign currency translation adjustments........ $    182  $    (26) $  (795)
                                                   ========  ========  =======



                 See Notes to Consolidated Financial Statements

                               EFUNDS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    Years ended December 31,
                                                   ----------------------------
                                                     1997      1998      1999
                                                   --------  --------  --------
                                                     (dollars in thousands)
Cash Flows from Operating Activities
  Net Loss.......................................  $(34,068) $(14,591) $ (8,226)
  Adjustments to reconcile net loss to net cash
   provided by (used in) operating activities:
    Depreciation.................................     9,914    12,015    12,519
    Amortization of intangibles..................    12,834     9,504     9,982
    Asset impairment charges.....................    11,831    26,252       492
    Equity in pre-acquisition earnings of the
     professional services segment...............       665     1,759     1,114
    Loss on sales of capital assets..............       449     2,635     4,973
    Deferred income taxes........................   (13,521)   (6,529)    8,927
    Changes in assets and liabilities, net of
     effects from acquisitions:
      Restricted cash............................       --     (4,466)  (27,902)
      Accounts receivable........................    (5,256)   (6,629)      393
      Accounts payable...........................     1,996    (6,571)    7,963
      Income taxes receivable/payable............      (119)  (10,218)   (4,310)
      Reserve for legal proceedings..............    41,982    (6,228)  (34,200)
      Accrued contract losses....................       --     14,697     5,902
      Other assets and liabilities...............      (769)   (3,809)   10,223
                                                   --------  --------  --------
      Net cash provided by (used in) operating
       activities................................    25,938     7,821   (12,150)
                                                   --------  --------  --------
Cash Flows from Investing Activities
  Purchases of capital assets....................   (17,985)  (30,468)  (38,225)
  Payments for acquisitions, net of cash
   acquired......................................       --        --    (35,667)
  Proceeds from sales of capital assets..........       131        70     1,229
  Other..........................................      (665)   (1,139)     (546)
                                                   --------  --------  --------
      Net cash used in investing activities......   (18,519)  (31,537)  (73,209)
                                                   --------  --------  --------
Cash Flows from Financing Activities
  Net borrowings on lines of credit..............       --        --      3,054
  Proceeds from issuance of long-term debt.......       290        61        11
  Payments on long-term debt.....................    (2,293)   (2,125)   (6,665)
  (Distributions to) contributions by Deluxe.....   (8,799)    17,992   268,440
  Dividends paid to Deluxe.......................       --        --   (159,687)
                                                   --------  --------  --------
      Net cash (used in) provided by financing
       activities................................   (10,802)   15,928   105,153
                                                   --------  --------  --------
Net (Decrease) Increase in Cash and Cash
 Equivalents.....................................    (3,383)   (7,788)   19,794
Cash and Cash Equivalents at Beginning of Year ..    27,226    23,843    16,055
                                                   --------  --------  --------
Cash and Cash Equivalents at End of Year ........  $ 23,843  $ 16,055  $ 35,849
                                                   ========  ========  ========
Supplementary cash flow disclosure:
  Interest paid..................................  $    949  $    673  $  1,091
                                                   ========  ========  ========

                 See Notes to Consolidated Financial Statements

                               EFUNDS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Split-off and basis of presentation

   In January 2000, Deluxe Corporation (Deluxe) announced that its board of directors approved a plan (the Plan) to combine its electronic payment solutions, professional services and government services businesses into a separate, independent publicly traded company to be called eFunds Corporation (the Company). The Company, a Delaware corporation, changed its name from Deluxe Electronic Payment Systems, Inc. to eFunds Corporation in September 1999. Electronic payment solutions provides comprehensive electronic payment management solutions that combine transaction processing with decision support and risk management tools to the financial services and retail industries. Professional services provides information technology development, maintenance and support and business process management to financial services companies and to all of the Company's and Deluxe's businesses. Government services provides electronic benefits transfer (EBT) services and online medical eligibility verification services to state and local governments.

   Deluxe has announced that it plans to issue shares of the Company's common stock to the public through an initial public offering (IPO). After this offering, Deluxe will own at least 80.1% of the Company's outstanding shares. Deluxe plans to distribute all of its shares of the Company's common stock to its shareholders who tender shares of Deluxe's common stock in an exchange offer (the Split-off). Deluxe has requested a private letter ruling from the Internal Revenue Service that the Split-off would be a tax-free transaction to Deluxe and its shareholders. The Split-off is contingent upon Deluxe receiving a favorable tax ruling from the IRS.

   As part of the Split-off, the Company and Deluxe will enter into various agreements that address the allocation of assets and liabilities between them and that define their relationship after the separation. The agreements relate to matters such as software development and business process management services, indemnification, data sharing, real estate, tax-sharing and transitional services.

   Under the Plan, Deluxe contributed the ownership of various subsidiaries and certain assets and liabilities of business operations (the Transferred Businesses) to the Company on March 31, 2000. As the Company and the Transferred Businesses are under common control, the consolidated financial statements of the Company include all of the assets, liabilities, revenues and expenses of the businesses conducted through the electronic payment solutions, professional services and government services segments.

   All transactions between the entities included in the consolidated financial statements have been eliminated. The consolidated financial statements are presented as if the Company had existed as a separate and independent business for the periods presented and have been prepared using the historical bases in the assets, liabilities, revenues and expenses that comprise the Company and the Transferred Businesses.

   Included in the consolidated financial statements are allocated portions of Deluxe's corporate assets, liabilities, equity and expenses relating to the Transferred Businesses. Deluxe and the Company believe these allocations are reasonable; however, they do not necessarily approximate the amounts or costs that would have been or will be incurred by the Company on a stand-alone basis (see Note 3).

   The consolidated financial statements may not necessarily reflect the financial position and results of operations of the Company had it actually existed as a separate, stand-alone company during all the periods presented. In addition, these financial statements may not be indicative of the future financial position or results of operations of the Company as a separate, stand-alone entity.

Note 2: Significant accounting policies

   Consolidation--The consolidated financial statements include the accounts of the Company and the Transferred Businesses. All significant intercompany accounts, transactions and profits have been eliminated. For purposes of consolidating the professional services business, which is primarily based in India, the Company has used financial statements with a November 30 fiscal period end. In 2000, due to the implementation of a new accounting system, the Company expects to adjust that business' fiscal-year end to conform with the Company's December 31 year-end.

   Cash and cash equivalents--The Company considers all cash on hand, money market funds, outstanding transfers of cash for authorized settlement of automated teller machines (ATMs) with financial institutions and other highly liquid investments with original maturities of three months or less to be cash and cash equivalents. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair value.

   Restricted cash--The Company has entered into agreements with a third party to supply cash for ATMs maintained by the third party in various locations throughout the United States. The agreements provide that the Company retains control over and ownership of this cash. Subject to the approval of the Company, the other party to the agreements determines the level of cash required to be maintained within the ATMs up to an authorized level. The Company currently has an aggregated outstanding authorized cash level of $35 million. The agreements are effective through August 31, 2004. The cash in the ATMs is not available for general operating use and is reflected in the Company's consolidated balance sheets as a non-current asset.

   In connection with the Company's electronic payment transactions, the Company also has cash belonging to customers that temporarily resides in custodial accounts maintained by the Company. The Company records these amounts as current restricted custodial cash with a corresponding liability within other accrued liabilities in the consolidated balance sheets.

   Accounts receivable--Accounts receivable are stated net of allowances for uncollectible accounts of $2.0 million and $4.4 million at December 31, 1998 and 1999, respectively. As of December 31, 1998 and 1999, no one customer accounted for 10% or more of total receivables. Bad debt expense related to accounts deemed to be uncollectible was $1.5 million in 1997, $1.1 million in 1998 and $2.9 million in 1999.

   Long-term investments--Long-term investments consist principally of cash surrender values of insurance contracts. The carrying values approximate their fair values.

   Property and equipment--Property and equipment, including leasehold and other improvements that extend an asset's useful life or productive capabilities, are stated at historical cost. Buildings with 40-year lives and computer and other equipment with lives of three to eight years are generally depreciated using accelerated methods. Leasehold and building improvements are depreciated on a straight-line basis over the estimated useful life of the property or the life of the lease, whichever is shorter.

   Intangibles--Intangibles are presented in the consolidated balance sheets net of accumulated amortization. Amortization expense is determined on the straight-line basis over periods of 10 to 30 years for cost in excess of net assets acquired (goodwill) and one to five years for internal use software and other intangibles. Other intangibles consist primarily of licensed software and software held for sale. Total intangibles at December 31 were as follows (dollars in thousands):

                                                               1998     1999
                                                              ------- --------
      Cost in excess of net assets acquired (see Note 4)..... $21,431 $ 61,577
      Internal use software..................................   5,699   28,123
      Other intangible assets................................  61,542   62,616
                                                              ------- --------
        Total................................................  88,672  152,316
      Less accumulated amortization..........................  59,290   69,529
                                                              ------- --------
      Intangibles--net....................................... $29,382 $ 82,787
                                                              ======= ========

   Impairment of long-lived assets--The Company evaluates the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. Should the sum of the expected future net cash flows be less than the carrying value of the long-lived asset, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds the fair value of the asset. In evaluating whether there is any impairment of long-lived assets associated with long-term service contracts, the amount of any contract loss accrual is excluded from the undiscounted future cash flows associated with the long-lived assets when determining whether those assets are impaired.

   The Company evaluates the recoverability of long-lived assets held for disposal by comparing the asset's carrying amount with its fair value less costs to sell. Should the fair value less costs to sell be less than the carrying value of the long-lived asset, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds the fair value of the asset less costs to sell.

   Income taxes--In most cases, the Company's domestic businesses are included in the Deluxe consolidated tax return. Tax payments are made to Deluxe and tax benefits are reimbursed by Deluxe to the extent they are used. The consolidated financial statements include income tax provisions and liabilities calculated as if separate tax returns were prepared for the periods covered. Deferred income taxes result from temporary differences between the financial reporting basis of assets and liabilities and their respective tax reporting bases. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

   Translation adjustment--The financial position and results of operations of the Company's international subsidiaries are measured using local currencies as the functional currencies. Assets and liabilities of these operations are translated at the exchange rate in effect at the balance sheet date. Income statement accounts are translated at the average exchange rate during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in other comprehensive income in the stockholder's equity section of the consolidated balance sheets. Gains and losses that result from foreign currency transactions are included in earnings.

   Revenue recognition--Revenues are recorded net of any applicable discounts. Transaction processing and service revenues and decision support revenues are generally recognized as the services are performed. Revenues from software license fees for standard software products are recognized when delivery has occurred, the license fee is fixed and determinable, collectibility is probable and evidence of the arrangement exists. Software maintenance and support revenues are recognized ratably over the term of the contract and/or as the services are provided. Professional services revenues for software development, custom applications and business process management are generally recognized as the services are performed or proportionately based on the percentage of completion.

   Long-term service contracts--Long-term service contracts are definitive agreements to provide services over a period of time in excess of one year and with respect to which the Company has no contractual right to adjust the prices or terms at or on which its services are supplied during the term of the contract. Revenues are recognized for all long-term service contracts when the service is performed. Total revenues for some long-term service contracts may vary based on the demand for services. Expenses are recognized when incurred, with the exception of installation costs. Any installation costs are capitalized and recognized ratably over the life of the contract, which approximates the anticipated revenue recognition. Any equipment and software purchased to support a long-term service contract is capitalized and depreciated or amortized over the life of the related contract or the life of the asset, whichever is shorter.

   In determining the profitability of a long-term service contract, only direct and allocable indirect costs associated with the contract are included in the calculation. The appropriateness of allocations of indirect costs depends on the circumstances and involves the judgment of management, but such costs may include the costs of indirect labor, contract supervision, tools and equipment, supplies, quality control and inspection, insurance, repairs and maintenance, depreciation and amortization and, in some circumstances, support costs. The method of allocating any indirect costs included in the analysis is also dependent upon the circumstances and the judgment of management, but the allocation method must be systematic and rational. General and administrative costs and selling costs are not included in the analysis. Provisions for estimated losses on long-term service contracts, if any, are made in the period in which the loss first becomes probable and reasonably estimable. Projected losses are based on management's best estimates of a contract's revenue and costs. Actual losses on individual long-term service contracts are compared to the loss projections periodically, with any changes in the estimated total contract loss recognized as they become probable and reasonably estimable.

   Certain direct costs associated with the EBT contracts discussed in Note 5 are common to a number of contracts and are attributed to each contract based on its use of the services associated with these common direct costs. Revenues, case counts or other applicable statistics are used to attribute these costs to individual contracts.

   In the event an asset impairment loss is recognized on long-lived assets used to support a long-term service contract, the original estimation of the contract's costs is revised to reduce the depreciation and amortization associated with the impaired assets.

   Research and development expense--Research and development costs, which are expensed as incurred, relate to investigating new or improved processes and techniques and developing such research findings into a potential new product or service.

   Employee stock-based compensation--The Company participates in Deluxe's stock incentive program. In connection with the IPO and the Split-off, the Company intends to adopt new stock incentive programs. As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company continues to account for its employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." No compensation cost has been recognized for fixed stock options issued under the Deluxe stock incentive plan. The Company discloses pro forma net loss and net loss per share as if the fair value method of SFAS No. 123 had been used (see Note 9).

   Stockholder's equity--As of January 27, 2000, the Company increased the number of authorized shares to 250 million. The authorized shares have been presented as if the 250 million shares had been authorized for all years shown.

   Use of estimates--The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. In this process, it is necessary for management to make certain assumptions and related estimates affecting the amounts reported in the consolidated financial statements and attached notes. These estimates and assumptions are developed based upon all information available using management's best efforts. However, actual results can differ from assumed and estimated amounts.

   New accounting pronouncements--In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-5, "Reporting the Costs of Start-up Activities," which provides guidance on the appropriate accounting for start-up activities beginning in 1999. Application of the SOP did not have a material impact on the Company's reported operating results or financial position.

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which provides guidance on accounting for derivatives and hedge transactions. This statement is effective for the Company on January 1, 2001. The Company anticipates that the effect of this pronouncement will not have a material impact on reported operating results.

Note 3: Transactions with Deluxe

   Purchase and sale transactions between the Company and Deluxe are executed at either current market pricing or agreed-upon transfer prices. Purchases from Deluxe were $1.0 million, $0.2 million and $2.9 million in 1997, 1998 and 1999, respectively. Sales to Deluxe were $2.4 million, $1.6 million and $8.8 million in 1997, 1998 and 1999, respectively. Under Deluxe's centralized cash management system, advances from Deluxe and excess cash sent to Deluxe are reflected as contributions by and distributions to Deluxe and are included in stockholder's equity in the consolidated balance sheets.

   Deluxe allocated to the Company for the costs of corporate services provided $15.5 million, $25.3 million and $25.6 million in 1997, 1998 and 1999, respectively. These allocations, which were based on a percentage of Company revenue to total Deluxe revenue, included expenses for various support functions such as human resources, information services and finance. The amounts allocated to the Company are included in selling, general and administrative expense in the consolidated statements of operations.

   Deluxe also charges the Company for interest expense or credits the Company for interest income based on the cash the Company has borrowed from or provided to Deluxe. The Company was charged or credited net interest (expense) income from Deluxe of $(0.7) million, $3.0 million and $2.8 million in 1997, 1998 and 1999, respectively. These amounts are included in interest (expense) income in the consolidated statements of operations.

Note 4: Business combinations

   On February 19, 1999, Deluxe acquired all of the outstanding shares of an electronic check conversion company for $13 million. The company provides electronic check conversion and electronic funds transfer solutions for financial services companies and retailers. The ownership of this company was transferred to the Company under the Plan discussed in Note 1. The acquisition was accounted for under the purchase method of accounting. Accordingly, the consolidated financial statements of the Company include the results of this business subsequent to its acquisition date. This business is included in the electronic payment solutions segment in Note 13. The purchase price was allocated to the assets acquired and liabilities assumed based on their fair values on the date of purchase. Total cost in excess of net assets acquired in the amount of $15.7 million is reflected as goodwill and is being amortized over 10 years.

   On April 13, 1999, Deluxe acquired the remaining 50% ownership interest in HCL-Deluxe, N.V. (HCL) for $23.4 million. The joint venture, which Deluxe entered into with HCL Corporation of India in 1996, commenced operations in September 1997. The company provides information technology development and support services and business process management to financial services companies and to all of the Company's and Deluxe's businesses. The ownership of this company was transferred to the Company under the Plan discussed in Note 1. The acquisition was accounted for under the purchase method of accounting. Accordingly, the consolidated financial statements of the Company include the entire results of this business from the date the Company acquired 100% ownership. Prior to this, the Company recorded its 50% ownership of the joint venture's results under the equity method of accounting. As such, their results of operations prior to the acquisition are included in other expense in the consolidated statements of operations. This business comprises the professional services segment in Note 13. The purchase price was allocated to the assets acquired and liabilities assumed based on their fair values on the date of purchase. Total cost in excess of net assets acquired in the amount of $24.9 million is reflected as goodwill and is being amortized over 15 years.

Note 5: Contract losses

   During 1998, the Company recorded charges of $14.7 million to provide for expected future losses on existing long-term contracts of the government services segment. These charges are reflected in cost of sales in the 1998 consolidated statement of operations. Due to a continuing strong economy, record low unemployment and welfare reform, the actual transaction volumes and expected future revenues of this business are well below original expectations. Additionally, actual and expected future telecommunications, installation, help desk and other costs are significantly higher than originally anticipated. These factors resulted in expected future losses on the existing EBT contracts of this business.

   During 1999, charges of $8.2 million were recorded to provide for additional expected future losses on the contracts of the government services segment. These charges are reflected in cost of sales in the 1999 consolidated statement of operations. A majority of the charges resulted from the conclusion of settlement negotiations with a prime contractor regarding the timing and costs of transitioning switching services from the Company to a new processor. Also, lower than projected actual transaction volumes (primarily related to states fully rolled-out in 1999) contributed to the changes in the estimates underlying the 1998 charges. These increases to the reserve for accrued contract losses were partially offset by the application of $2.3 million of contract losses against the reserve during 1999.

Note 6: Impairment losses

   During 1997, the Company determined that it would dispose of certain international operations of its electronic payment solutions segment. Based on fair market value estimates, the Company determined that the long-lived assets of these operations were impaired and recorded a charge of $11.8 million to write down the carrying value of these operations to their estimated fair value less costs to sell. These impairment charges are reflected as operating expenses in the 1997 consolidated statement of operations. During 1998, there was a change in the management of the electronic payment solutions segment. As a result, in January 1999, the Company determined that the international operations of this segment maintained a continuing strategic importance and were no longer considered held for sale.

   During 1998, the Company recorded impairment charges of $26.3 million to write down the carrying value of long-lived assets of the government services segment. The assets consisted of point-of-sale equipment, internal-use software and capitalized installation costs utilized in the EBT activities of this segment. The Company concluded that the operating losses incurred by this business would continue. This is primarily due to the fact that the variable costs associated with supporting benefit recipient activity are higher than originally anticipated and actual transaction volumes are below original expectations. In calculating the impairment charge, the Company determined that the assets utilized by this business have no fair market value. The point-of-sale equipment was purchased via capital leases. The lease buy-out prices for this equipment plus the deinstallation costs exceeded the amount equipment resellers were willing to pay for the equipment. The utility of the internal-use software was limited to its use in supporting the EBT business, and the installation costs could not be resold. Thus, the long-lived assets of this business were reduced to a carrying value of zero. These impairment charges are reflected as cost of sales in the 1998 consolidated statement of operations.

   During 1999, due to the continued operating losses of the government services segment, additional impairment charges of $0.5 million were recorded. These charges represent the write-down of long-lived assets purchased by this segment during 1999. These assets consisted primarily of software and installation costs associated with the continued roll-out of additional states. All assets purchased were reduced to a carrying value of zero, as they were in 1998. These impairment charges are reflected in cost of sales in the 1999 consolidated statement of operations.

Note 7: Restructuring charges

   During 1997, the Company recorded restructuring charges of $1.5 million for severance relating to management changes within the electronic payment solutions segment. This reduction of four employees was completed in 1998. These charges are reflected in selling, general and administrative (SG&A) expense in the 1997 consolidated statement of operations.

   During 1998, the Company recorded restructuring charges of $3.2 million for severance associated with the Company's initiative to reduce its SG&A expense. The Company anticipated eliminating 76 positions in various support functions within sales, marketing, finance, human resources and information services through 2000. As of December 31, 1999, 33 of the positions have been eliminated. Also during 1998, the Company reversed $1.0 million of a 1996 restructuring charge. The 1996 charge related to planned reductions in various support functions at the international operations of the electronic payment solutions segment. Due to higher than anticipated attrition, it was necessary to reduce this reserve. This accrual reversal and the new restructuring accruals are reflected in SG&A expense in the 1998 consolidated statement of operations.

   During 1999, the Company reversed $2.4 million of restructuring accruals relating to its 1998 initiative to reduce SG&A expense and the 1996 plan to reduce the workforce at the international operations of the electronic payment solutions segment. The reduction in the SG&A expense initiative accrual was due to higher than anticipated attrition, resulting in severance payments to 37 fewer employees than originally anticipated. Also, due to the Company's decision in 1999 to retain the international operations of its electronic payment solutions segment (see Note 6), planned reductions within that business were canceled. These accrual reversals are reflected in SG&A expense in the 1999 consolidated statement of operations.

   The Company's consolidated balance sheets reflect restructuring accruals for employee severance costs of $4.7 million and $1.2 million as of December 31, 1998 and 1999, respectively.

   The following table summarizes the change in the Company's restructuring accruals for 1997, 1998 and 1999 (dollars in thousands):

                                   1997              1998               1999
                             ----------------  -----------------  -----------------
                             Number of         Number of          Number of
                             employees         employees          employees
                             affected  Amount  affected  Amount   affected  Amount
                             --------- ------  --------- -------  --------- -------
   Balance--beginning of
    year...................     190    $3,500     174    $ 4,574     186    $ 4,672
   Severance paid..........     (20)     (442)    (19)    (2,053)    (18)    (1,031)
   Adjustments to accrual..       4     1,516      31      2,151    (162)    (2,399)
                                ---    ------     ---    -------    ----    -------
   Balance--end of year....     174    $4,574     186    $ 4,672       6    $ 1,242
                                ===    ======     ===    =======    ====    =======

Note 8: Benefit (provision) for income taxes

   (Loss) income before income taxes consists of (dollars in thousands):

                                                      1997      1998     1999
                                                    --------  --------  -------
      Domestic..................................... $(25,620) $(24,591) $(2,163)
      Foreign......................................  (14,845)    1,431     (477)
                                                    --------  --------  -------
        Total...................................... $(40,465) $(23,160) $(2,640)
                                                    ========  ========  =======

   The components of the benefit (provision) for income taxes are as follows (dollars in thousands):

                                                      1997     1998     1999
                                                     -------  ------  --------
      Current tax benefit (provision):
        Federal..................................... $(6,866) $1,324  $  5,527
        State.......................................  (1,345)  1,169      (271)
                                                     -------  ------  --------
          Total.....................................  (8,211)  2,493     5,256
      Deferred tax benefit (provision):
        Federal.....................................  14,574   6,157   (10,811)
        State.......................................      34     (81)      (31)
                                                     -------  ------  --------
          Total..................................... $ 6,397  $8,569  $ (5,586)
                                                     =======  ======  ========

   The Company's effective tax rate on pretax loss differs from the U.S. Federal statutory tax rate of 35% as follows (dollars in thousands):

                                                      1997     1998    1999
                                                     -------  ------  -------
   Income tax at Federal statutory rate............. $14,163  $8,106  $   924
   State income taxes net of Federal income tax
    benefit.........................................    (852)    707     (196)
   Amortization and write-down of non-deductible
    intangibles.....................................  (3,132)   (231)  (1,074)
   Change in valuation allowance....................  (1,810)    636   (4,591)
   Other............................................  (1,972)   (649)    (649)
                                                     -------  ------  -------
   Benefit (provision) for income taxes............. $ 6,397  $8,569  $(5,586)
                                                     =======  ======  =======

   Tax effected temporary differences which give rise to a significant portion of deferred tax assets and liabilities at December 31, 1998 and 1999, are as follows (dollars in thousands):

                                       1998                      1999
                             ------------------------- -------------------------
                             Deferred tax Deferred tax Deferred tax Deferred tax
                                assets    liabilities     assets    liabilities
                             ------------ ------------ ------------ ------------
   Net operating loss carry
    forwards...............    $ 8,123       $  --       $ 13,249       $--
   Reserve for legal
    proceedings............     12,669          --            646        --
   Accrued contract
    losses.................      5,664          --          8,085        --
   Restructuring accruals..      1,793          --            476        --
   Property and equipment..        --         1,941           954        --
   Intangibles.............      1,343          --            718        --
   Employee benefit plans..        840          --            879        --
   Miscellaneous reserves
    and accruals...........        854          --          1,327        --
   All other...............        175          595           131        239
                               -------       ------      --------       ----
   Subtotal................     31,461        2,536        26,465        239
   Valuation allowance.....     (9,340)         --        (14,125)       --
                               -------       ------      --------       ----
   Total deferred taxes....    $22,121       $2,536      $ 12,340       $239
                               =======       ======      ========       ====

   The valuation allowance at both dates relates to the uncertainty of realizing foreign and state deferred tax assets.

   At December 31, 1999, net operating loss carryforwards relating to both foreign and state jurisdictions totaled $92.1 million. Of these carryforwards, $83.0 million expire in various years between 2001 and 2014 and $9.1 million may be carried forward indefinitely.

Note 9: Employee benefit plans

   Stock purchase plan--The Company participates in Deluxe's employee stock purchase plan that enables eligible employees to purchase Deluxe's common stock at 75% of its fair market value on the first business day following each three-month purchase period. Compensation expense recognized for the difference between the employees' purchase price and the fair value of the stock was $0.6 million, $0.7 million and $0.7 million in 1997, 1998 and 1999, respectively.

   Stock incentive plan--The Company participates in Deluxe's stock incentive plan. In connection with the IPO, the Company intends to adopt a new stock incentive program. Under these plans, stock-based awards may be issued to employees via a broad range of methods, including non-qualified or incentive stock options, restricted stock and restricted stock units, stock appreciation rights and other awards based on the value of the respective Company's common stock. Options become exercisable in varying amounts beginning generally one year after the date of grant.

   The Company also participates in Deluxe's DeluxeSHARES program. In 1998, under this program, options were awarded to substantially all employees of the Company (excluding foreign employees), allowing them, subject to certain conditions, to purchase 100 shares of Deluxe common stock at an exercise price of $33 per share. The options become exercisable when the value of Deluxe's common stock reaches $49.50 per share or January 30, 2001, whichever occurs first.

   All options under the Deluxe plans allow for the purchase of shares of Deluxe's common stock at prices equal to their market value at the date of grant. Options issued to Company employees under the Deluxe plans for the purchase of 698,000 and 1.1 million were outstanding at December 31, 1998 and 1999, respectively.

   Deluxe issued 1,338 restricted shares and restricted stock units to Company employees during 1997, 979 in 1998 and 6,264 in 1999. These awards generally vest over periods ranging from one to five years.

   In connection with the Split-off (see Note 1), Deluxe and the Company have decided that options outstanding as of the Split-off date will be converted to options of the Company and options of Deluxe based on a formula. The formula will be based on the market value of the Company's and Deluxe's common stock at the Split-off date and is designed to maintain an equivalent intrinsic value for the option holder. The Company does not expect a compensation charge to result from this conversion process.

   Pro forma information regarding net loss and net loss per share has been determined as if the Company had accounted for its employee stock-based compensation under the fair value method. The fair value of options was estimated at the date of grant using a Black-Scholes option pricing model. The following weighted-average assumptions were used in valuing options issued in 1997, 1998 and 1999, respectively: risk-free interest rate of 6.0%, 5.9% and 6.7%; dividend yield of 4.0%, 4.5% and 4.6%; and expected volatility of 23.0%, 21.8% and 24.0%. The weighted-average expected option life was 7.2 years, 5.9 years and 9.0 years for 1997, 1998 and 1999, respectively. The weighted-average fair value of options granted in 1997, 1998 and 1999 was $6.87, $6.13 and $8.28 per share, respectively. For purposes of pro forma disclosures, the estimated fair value of the options was recognized as expense over the options' vesting periods. The Company's pro forma net loss and net loss per share were as follows (dollars in thousands, except per share amounts):

                                                    1997      1998      1999
                                                  --------  --------  --------
      Net loss:
        As reported.............................. $(34,068) $(14,591) $ (8,226)
        Pro forma................................ $(34,501) $(15,299) $(10,638)
      Basic and diluted net loss per share:
        As reported.............................. $(13,627) $ (5,836) $ (3,290)
        Pro forma................................ $(13,800) $ (6,119) $ (4,255)

   These pro forma calculations only include the effects of grants made subsequent to January 1, 1995. As such, these impacts are not necessarily indicative of the pro forma effects on reported net income of future years. Also, these calculations relate to options issued under the Deluxe plan, the provisions of which may be different from the plan the Company intends to adopt.

   Profit sharing, defined contribution and 401(k) plans--The Company participates in Deluxe's profit sharing plans, defined contribution pension plan and plans established under section 401(k) of the Internal Revenue Code to provide retirement benefits for certain employees. The plans cover substantially all full-time employees with approximately 15 months of service. Contributions to the profit sharing and defined contribution plans are made solely by the Company. Employees may contribute up to the lesser of $10,000 or 10% of their wages to the 401(k) plan. The Company will match the first 1% of wages contributed and 50% of the next 4% of wages contributed. All contributions are remitted to the plans' respective trustees, and benefits provided are paid from accumulated funds of the trusts.

   Contributions to the defined contribution pension plan equaled 6% of eligible compensation in 1997 and 4% of eligible compensation in 1998 and 1999. Related expense allocated to the Company for these years was $2.1 million, $2.5 million and $3.2 million, respectively. Contributions to the profit sharing plans vary based on the Company's performance. Related expense allocated to the Company for these plans was $2.2 million, $4.6 million and $4.8 million in 1997, 1998 and 1999, respectively. Company contributions to the 401(k) plan were $1.2 million, $1.5 million and $1.5 million in 1997, 1998 and 1999, respectively.

   As part of the Split-off (see Note 1), the Company intends to establish its own employee benefit plans. The specific provisions of such plans have not yet been determined and may be different than the provisions of Deluxe's plans.

Note 10: Post-retirement benefits

   The Company provides certain health care benefits for a portion of its retired employees. Employees included in the plan may become eligible for such benefits if they attain the appropriate years of service and age while working for the Company. The Company's benefit obligation under this plan is not funded.

   The following table summarizes the change in benefit obligation during 1998 and 1999 (dollars in thousands):

      Benefit obligation, January 1, 1998................................ $ 577
        Service cost.....................................................    69
        Interest cost....................................................    41
        Actuarial (gains) and losses.....................................   125
        Benefits paid from general funds of the Company..................    (8)
                                                                          -----
      Benefit obligation, December 31, 1998..............................   804
        Service cost.....................................................    86
        Interest cost....................................................    54
        Actuarial (gains) and losses.....................................  (138)
        Benefits paid from general funds of the Company..................    (5)
                                                                          -----
      Benefit obligation, December 31, 1999.............................. $ 801
                                                                          =====

   The status of the plan was as follows at December 31 (dollars in thousands):

                                                                     1998 1999
                                                                     ---- ----
      Accumulated post-retirement benefit obligation................ $804 $801
      Less:
        Unrecognized net loss.......................................  296  141
        Unrecognized transition obligation..........................   71   66
                                                                     ---- ----
        Accrued post-retirement liability recognized in the
         consolidated balance sheets................................ $437 $594
                                                                     ==== ====

   Net post-retirement benefit cost for the years ended December 31 consisted of the following components (dollars in thousands):

                                                                1997 1998 1999
                                                                ---- ---- ----
      Service cost--benefits earned during the year............ $62  $ 69 $ 86
      Interest cost on the accumulated post-retirement benefit
       obligation..............................................  22    41   54
      Amortization of transition obligation....................   5     6    5
      Recognized net amortization of gains and losses.......... --      6   17
                                                                ---  ---- ----
      Total post-retirement benefit cost....................... $89  $122 $162
                                                                ===  ==== ====

   In measuring the accumulated post-retirement benefit obligation as of December 31, 1999, the Company's health care inflation rate for 2000 and beyond was assumed to be 5%. A one percentage point increase in the health care inflation rate for each year would increase the accumulated post-retirement benefit obligation by $139,000 and the service and interest cost components of the net post-retirement benefit cost by $29,000. A one percentage point decrease in the health care inflation rate for each year would decrease the accumulated post-retirement benefit obligation by $119,000 and the service and interest cost components of the net post-retirement benefit cost by $24,000. The discount rate used in determining the accumulated post-retirement benefit obligation as of December 31, 1998 and 1999 was 6.75% and 7.50%, respectively.

Note 11: Lease and debt commitments

   Long-term debt was as follows at December 31 (dollars in thousands):

                                                                1998     1999
                                                               -------  -------
      Capital leases and other................................ $ 5,519  $ 5,492
      Less amount due within one year.........................  (1,490)  (1,895)
                                                               -------  -------
        Total................................................. $ 4,029  $ 3,597
                                                               =======  =======

   Long-term debt consists principally of equipment capital leases on equipment. The capital lease obligations bear interest rates of 6.7% to 15.7% and are due through the year 2004. Carrying value materially approximates fair value for these obligations. Maturities of long-term debt for the five years ending December 31, 2004, are $1.9 million, $2.1 million, $1.3 million, $0.1 million and $0.1 million.

   The Company has entered into operating leases on certain facilities and equipment. Future minimum lease payments for all noncancelable operating leases for the five years ending December 31, 2004, are $17.0 million, $10.1 million, $4.3 million, $2.2 million and $1.6 million and $2.9 million thereafter. Rental expense was $14.7 million, $18.8 million and $20.7 million in 1997, 1998 and 1999, respectively.

   As of December 31, 1999, the Company had a $5.0 million line of credit, which is denominated in Indian rupees and guaranteed by Deluxe, available to its international operations at an interest rate of 15.81%. The average amount drawn on this line during 1999 was $2.7 million. The line of credit was increased on March 9, 2000 to $10.0 million and remains guaranteed by Deluxe until October 1, 2000.

Note 12: Stockholder's equity

                                                     Retained    Accumulated
                          Common stock  Additional   earnings       other         Total
                          -------------  paid-in   (accumulated comprehensive stockholder's
                          Shares Amount  capital     deficit)   income (loss)    equity
                          ------ ------ ---------- ------------ ------------- -------------
                                               (dollars in thousands)
Balance, December 31,
 1996...................  2,500   $ 0    $  7,471   $ 123,626       $ 800       $ 131,897
Net loss ...............    --    --          --      (34,068)        --          (34,068)
Distributions to Deluxe,
 net....................    --    --       (9,167)        --          --           (9,167)
Translation adjustment..    --    --          --          --         (972)           (972)
                          -----   ---    --------   ---------       -----       ---------
Balance, December 31,
 1997...................  2,500   $ 0      (1,696)     89,558        (172)         87,690
Net loss ...............    --    --          --      (14,591)        --          (14,591)
Contributions by Deluxe,
 net....................    --    --       16,660         --          --           16,660
Translation adjustment..    --    --          --          --           44              44
                          -----   ---    --------   ---------       -----       ---------
Balance, December 31,
 1998...................  2,500   $ 0      14,964      74,967        (128)         89,803
Net loss ...............    --    --          --       (8,226)        --           (8,226)
Contributions by Deluxe,
 net....................    --    --      277,634         --          --          277,634
Dividends paid to
 Deluxe.................    --    --          --     (159,687)        --         (159,687)
Translation adjustment..    --    --          --          --         (419)           (419)
                          -----   ---    --------   ---------       -----       ---------
Balance, December 31,
 1999...................  2,500   $ 0    $292,598   $ (92,946)      $(547)      $ 199,105
                          =====   ===    ========   =========       =====       =========

Note 13: Business segment information

   The Company has organized its business units into three operating segments based on the nature of the products and services offered by each: electronic payment solutions, professional services and government services. Electronic payment solutions provides comprehensive electronic payment management solutions that combine transaction processing with decision support and risk management tools to the financial services and retail industries. Professional services provides information technology development, maintenance and support and business process management to financial services companies and to all of the Company's and Deluxe's businesses. Government services provides EBT services and online medical eligibility verification services to state and local governments. The Company's segments operate primarily in the United States. The electronic payment solutions and professional services segments also have international operations. No single customer of the Company accounted for more than 10% of net sales in 1997, 1998 or 1999.

   The accounting policies of the segments are the same as those described in
Note 2. In evaluating segment performance, management focuses on income from operations. The income from operations measurement utilized by management excludes special charges (e.g., restructuring charges, asset impairment charges, certain one-time charges that management believes are not reflective of on-going operations, etc.).

   Prior to the acquisition of the remaining 50% interest in HCL-Deluxe, N.V. in 1999 (see Note 4), the results of this business were recorded under the equity method of accounting. As such, the Company recorded its 50% ownership of the joint venture's results of operations prior to the acquisition in other expense in the consolidated statements of operations. To be consistent with management reporting, the entire results of the joint venture for the pre-acquisition periods are reflected in the business segment information as if the business had been a consolidated entity.

                                   Electronic
                                    Payment   Professional Government  Total
1997                               Solutions    Services    Services  Segments
----                               ---------- ------------ ---------- --------
                                             (dollars in thousands)
Net sales to unaffiliated
 external customers..............   $199,662    $ 1,589     $ 26,965  $228,216
Net sales to external
 affiliates......................      2,438      1,615          --      4,053
Total net sales to external
 customers.......................    202,100      3,204       26,965   232,269
Intersegment sales...............        --          76          --         76
Operating income (loss) excluding
 special charges.................     27,744     (1,590)     (12,269)   13,885
Asset impairment charges.........     11,831        --           --     11,831
Other special charges............      2,316        --           --      2,316
Operating income (loss) including
 special charges.................     13,597     (1,590)     (12,269)     (262)
Depreciation and amortization
 expense.........................     19,168         12        3,580    22,760
Segment assets...................    141,360      3,704       46,115   191,179
Capital purchases................     17,295        151          690    18,136

                                   Electronic
                                    Payment   Professional Government  Total
1998                               Solutions    Services    Services  Segments
----                               ---------- ------------ ---------- --------
                                             (dollars in thousands)
Net sales to unaffiliated
 external customers..............   $221,964     $7,994     $ 43,970  $273,928
Net sales to external
 affiliates......................      1,586      4,100          --      5,686
Total net sales to external
 customers.......................    223,550     12,094       43,970   279,614
Intersegment sales...............        --       1,134          --      1,134
Operating income (loss) excluding
 special charges.................     23,459     (3,406)      (6,496)   13,557
Asset impairment charges.........        --         --        26,252    26,252
Other special charges............      2,375        --        14,928    17,303
Operating income (loss) including
 special charges.................     21,084     (3,406)     (47,676)  (29,998)
Depreciation and amortization
 expense.........................     17,294        260        4,225    21,779
Segment assets...................    145,572      5,410       37,286   188,268
Capital purchases................     30,148      1,934          320    32,402

                                   Electronic
                                    Payment   Professional Government  Total
1999                               Solutions    Services    Services  Segments
----                               ---------- ------------ ---------- --------
                                             (dollars in thousands)
Net sales to unaffiliated
 external customers..............   $237,885    $ 10,745    $48,277   $296,907
Net sales to external
 affiliates......................      3,500       6,258        --       9,758
Total net sales to external
 customers.......................    241,385      17,003     48,277    306,665
Intersegment sales...............        --        2,372        --       2,372
Operating income (loss) excluding
 special charges.................     14,842      (7,809)     3,454     10,487
Special charges (recoveries).....       (225)      2,938     10,096     12,809
Operating income (loss) including
 special charges.................     15,067     (10,747)    (6,642)    (2,322)
Depreciation and amortization
 expense.........................     20,681       1,963        --      22,644
Segment assets...................    210,661      36,200     34,410    281,271
Capital purchases................     34,068       3,373        929     38,370

   Segment information reconciles to consolidated amounts as follows (dollars in thousands):

                                                    Years Ended December 31,
                                                   ----------------------------
                                                     1997      1998      1999
                                                   --------  --------  --------
Total net sales to external customers
  Total segment net sales to external customers... $232,269  $279,614  $306,665
  Professional services pre-acquisition
   elimination....................................   (3,204)  (12,094)   (4,325)
                                                   --------  --------  --------
    Total consolidated net sales to external
     customers.................................... $229,065  $267,520  $302,340
                                                   ========  ========  ========
Operating income (loss) including special charges
  Total segment operating loss.................... $   (262) $(29,998) $ (2,322)
  Professional services pre-acquisition
   elimination....................................    1,590     3,387     1,234
                                                   --------  --------  --------
    Total consolidated operating income (loss).... $  1,328  $(26,611) $ (1,088)
                                                   ========  ========  ========
Depreciation and amortization expense
  Total segment depreciation and amortization
   expense........................................ $ 22,760  $ 21,779  $ 22,644
  Professional services pre-acquisition
   elimination....................................      (12)     (260)     (143)
                                                   --------  --------  --------
    Total consolidated depreciation and
     amortization expense......................... $ 22,748  $ 21,519  $ 22,501
                                                   ========  ========  ========

                                                         December 31,
                                                  ----------------------------
                                                    1997      1998      1999
                                                  --------  --------  --------
      Total assets
        Total segment assets....................  $191,179  $188,268  $281,271
        Professional services pre-acquisition
         elimination............................    (3,369)   (4,732)      --
        Income tax receivable and long-term
         deferred tax asset not allocated to
         segments...............................       --      2,799     8,658
                                                  --------  --------  --------
          Total consolidated assets.............  $187,810  $186,335  $289,929
                                                  ========  ========  ========
                                                   Year Ended December 31,
                                                  ----------------------------
                                                    1997      1998      1999
                                                  --------  --------  --------
      Capital purchases
        Total segment capital purchases.........  $ 18,136  $ 32,402  $ 38,370
        Professional services pre-acquisition
         elimination............................      (151)   (1,934)     (145)
                                                  --------  --------  --------
          Total consolidated capital purchases..  $ 17,985  $ 30,468  $ 38,225
                                                  ========  ========  ========

   Revenues are attributed to geographic areas based on the location of the assets producing the revenues. The Company's operations by geographic area are as follows (dollars in thousands):

                                                                   Long-Lived
                                                                     Assets
                                       Total External Net Sales   December 31,
                                      -------------------------- ---------------
                                        1997     1998     1999    1998    1999
                                      -------- -------- -------- ------- -------
   United States..................... $214,741 $245,682 $281,933 $55,763 $55,587
   United Kingdom....................   12,801   21,555   17,468   2,647   1,948
   India.............................      --       --     2,939     --    2,904
   Other foreign countries...........    1,523      283      --       50      34
                                      -------- -------- -------- ------- -------
     Total consolidated.............. $229,065 $267,520 $302,340 $58,460 $60,473
                                      ======== ======== ======== ======= =======

Note 14: Legal proceedings

   During 1997, a judgment was entered against the Company in the U.S. District Court for the Western District of Pennsylvania. The case was brought against the Company by Mellon Bank (Mellon) in connection with a potential bid to provide electronic benefit transfer services for the Southern Alliance of States. In September 1997, the Company recorded a charge of $40 million to reserve for this judgment and other related costs. This charge is reflected in legal proceedings in the 1997 consolidated statement of operations.

   In 1998, Mellon's motion for prejudgment interest was denied by the district court. The Company reversed $4.2 million of the $40 million liability. This reversal is reflected in legal proceedings in the 1998 consolidated statement of operations. At December 31, 1998, the remaining liability of $34.4 million was included in the reserve for legal proceedings in the consolidated balance sheet.

   In January 1999, the United States Court of Appeals for the Third Circuit affirmed the judgment of the district court and the Company paid $32.2 million to Mellon in February 1999. The portion of the reserve remaining after the payment of this judgment ($2.1 million) was reversed and is reflected in legal proceedings in the 1999 consolidated statement of operations. The United States Supreme Court denied the Company's petition for a further review of this judgment in June 1999.

Note 15: Subsequent events

   In March 2000, the Company paid $20 million for a 24% interest in a limited liability company that provides ATM management and outsourcing services to retailers and financial institutions. This investment will be accounted for under the equity method of accounting. Accordingly, the Company's consolidated statements of operations will reflect the results of this business in other income (expense) within the Company's electronic payment solutions segment. The Company has also entered into vault cash agreements with the limited liability company to supply cash for ATMs in various locations throughout the United States (see Note 2).

   Deluxe has agreed to provide the Company with a revolving credit facility of up to $75 million until the earlier of the effective date of the Split-off or August 28, 2000. Borrowings under the facility will be due at the Split-off or maturity and will accrue interest at the London Interbank Offered Rate, or LIBOR, plus a variable additional margin based on Deluxe's credit rating. The credit facility includes financial and restrictive covenants.

   Beginning in 2000 the Company's software services to Deluxe have been formalized into a five year software development outsourcing agreement. During the term of the agreement, the Company anticipates Deluxe will spend approximately $43 million per year for software development, maintenance and support services for information technology applications. Amounts will be based on the actual number of hours of information technology services that the Company provides to Deluxe. If Deluxe fails to reach the $43 million spending target per year, it will be obligated to make liquidated damages payments for a portion of the Company's fees based on its estimates of lost margins. The Company also will provide business process management services to Deluxe. Deluxe's annual minimum spending target for business process management services will range from $8.1 million in 2000 to $4.2 million in 2004. The agreement will also provide for liquidated damages for non-performance by the Company and bonuses for superior performances. The provision of services by the Company under the agreement is non-exclusive, and Deluxe may contract with any third party for the provision of professional services.

   After its current contractual commitments expire in 2006, the Company intends to exit the government services business. Deluxe has agreed to indemnify the Company for any losses on identified government services loss contracts. The Company is required to calculate any charges for loss contracts in a manner consistent with Deluxe's current loss accrual practices. Deluxe will also indemnify the Company against any liabilities, losses or expenses arising from litigation and claims asserted against the Company in connection with the operation of the government services business prior to the completion of this offering.

   On March 31, 2000, the Company purchased real property and a data center located in Phoenix, Arizona and personal property from a subsidiary of Deluxe. The Company previously rented portions of this facility.

   On April 4, 2000, the Company authorized 100 million shares of preferred stock with a par value of $.01 per share. No shares are issued or outstanding.

                               EFUNDS CORPORATION

                SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                               1998 Quarter Ended
                                    -------------------------------------------
                                    March 31 June 30 September 30   December 31
                                    -------- ------- ------------   -----------
Net sales.......................... $63,316  $66,455   $ 67,726       $70,023
Cost of sales......................  41,269   43,120     84,229        43,690
Net income (loss)..................     381    1,503    (22,067)(1)     5,592
Per share of common stock
  Net income (loss)--basic and
   diluted......................... $   152  $   601   $ (8,826)      $ 2,237
                                    =======  =======   ========       =======

                                              1999 Quarter Ended
                                   ------------------------------------------
                                   March 31 June 30  September 30 December 31
                                   -------- -------  ------------ -----------
Net sales......................... $67,856  $72,567    $79,895      $82,022
Cost of sales.....................  43,120   45,120     48,806       57,244
Net income (loss).................   3,814   (2,479)    (9,234)        (327)(2)
Per share of common stock
  Net income (loss)--basic and
   diluted........................ $ 1,526  $  (992)   $(3,694)     $  (130)
                                   =======  =======    =======      =======

--------
  (1) 1998 third quarter results include charges of $14.7 million for losses on existing contracts of the government services segment, asset impairment charges of $26.3 million on the long-lived assets of the Government services segment and restructuring charges of $2.2 million.
  (2) 1999 fourth quarter results include charges of $8.2 million to reserve for additional expected future losses on existing contracts of the government services segment.

                                     [LOGO]


                                        Shares
[LOGO]
                                  Common Stock



                               -----------------

                                   PROSPECTUS
                                        , 2000

                               -----------------


                                Lehman Brothers

                            Bear, Stearns & Co. Inc.

                                  FAC/Equities

                          John G. Kinnard and Company,
                                  Incorporated

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following is an itemized statement of the estimated amounts of all expenses payable by the Registrant in connection with the registration of the common stock offered hereby, other than underwriting discounts and commissions:

      SEC Registration Fee................................................ $
      NASD Filing Fee.....................................................
      Nasdaq Filing Fee...................................................
      Blue Sky fees and expenses..........................................
      Accountants' fees and expenses......................................
      Legal fees and expenses.............................................
      Printing and engraving expenses.....................................
      Transfer agent and registrar fees...................................
      Miscellaneous expenses..............................................
                                                                           ----
        Total............................................................. $
                                                                           ====

Item 14. Indemnification of Officers and Directors

   Section 145 of the Delaware General Corporation Law (DGCL) authorizes a corporation's board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act.

   As permitted by the DGCL, the Registrant's certificate of incorporation provides that the Registrant shall indemnify its directors, officers, employees and agents to the fullest extent permitted by the DGCL. As permitted by the DGCL, the Registrant's certificate of incorporation also includes a provision that eliminates the personal liability of its directors for monetary damages for breach of the director's fiduciary duty, except for liability (1) for any breach of the director's duty of loyalty to the Registrant or its stockholders;
(2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) under Section 174 of the DGCL regarding payments of dividends, stock purchases or redemptions which are unlawful; or (4) for any transaction from which the director derived an improper personal benefit.

   The Registrant also intends to maintain director and officer liability insurance.

   The underwriting agreement filed as Exhibit 1.1 to this Registration Statement contains provisions indemnifying officers and directors of the Registrant against liabilities arising under the Securities Act, or otherwise.

Item 15. Recent Sales of Unregistered Securities

   None.

Item 16. Exhibits

 Exhibit
 Number  Description of Exhibit
 ------- ----------------------
  1.1*   Form of Underwriting Agreement
  2.1    Initial Public Offering and Distribution Agreement, dated as of March
         31, 2000, by and between Deluxe and eFunds
  3.1    Amended and Restated Certificate of Incorporation of eFunds
         Corporation
  3.2    Bylaws of eFunds Corporation
  4.1*   Form of eFunds common stock certificate
  4.2*   Rights Agreement, by and between eFunds and            as Rights agent
  5.1*   Opinion of Dorsey & Whitney LLP
 10.1    Assignment and Assumption Agreement, dated as of March 31, 2000, by and between eFunds and Deluxe
 10.2*   Third Party Indemnification Agreement, dated as of March 31, 2000, by and between eFunds and Deluxe
 10.3    Registration Rights Agreement, dated as of March 31, 2000, by and between Deluxe and eFunds
 10.4*   Tax Sharing Agreement, by and between eFunds and Deluxe
 10.5*   Employee Benefits Agreement, by and between eFunds and Deluxe
 10.6*   Real Estate Agreements, by and between eFunds and Deluxe including:
 10.7*   Purchase Agreement, by and between eFunds and Deluxe
 10.8*   Transition Services Agreement, by and between eFunds and Deluxe
 10.9*   Master Services Agreement, by and between eFunds and Deluxe
 10.10*  ONE Channel Management Agreement, by and between eFunds and Deluxe
 10.11*  Data Sharing Agreements, by and between eFunds and Deluxe
 10.12*  Data Contribution Agreement, by and between eFunds and
 10.13*  Processor Agreement, by and between eFunds and Deluxe
 10.14*  Data License Agreement, by and between eFunds and Deluxe
 10.15*  ACH Agreement, by and between eFunds and Deluxe
 10.16*  Loan Agreement, by and between eFunds and Deluxe
 10.17*  Government Services Indemnity Agreement, by and between eFunds and
         Deluxe
 10.18*  eFunds Corporation 2000 Stock Incentive Plan
 10.19*  eFunds Corporation Stock Incentive Plan for Deluxe Conversion Awards
 10.20*  Form of Award Agreement
 10.21*  Executive Employment Agreement, by and between eFunds and John. A.
         Blanchard III.
 10.22*  Letter Agreement, dated as of February 28, 2000, by and between eFunds and Debra A. Janssen
 10.23*  Letter Agreement, dated as of February 29, 2000, by and between eFunds and Dr. Nikhil Sinha
 10.24*  Letter Agreement, dated as of      , 2000, by and between eFunds and
         Paul Bristow
 10.25*  Letter Agreement, dated as of      , 2000, by and between eFunds and
         Steven F. Coleman
 10.26*  Form of Executive Retention Agreements for eFunds executives
 21.1*   Subsidiaries of eFunds

 Exhibit
 Number  Description of Exhibit
 ------- ----------------------
  23.1   Consent of Deloitte & Touche LLP
  23.2*  Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)
  24.1   Power of Attorney (included on signature page)
  27.1   Financial Data Schedule

--------
  *  To be filed by Amendment.

Item 17. Undertakings

   The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Shoreview, State of Minnesota, on April 4, 2000.

                                          eFunds Corporation

                                          By: /s/ John A. Blanchard III
                                             -------------------------------
                                                  John A. Blanchard III
                                             Chairman of the Board and Chief
                                                    Executive Officer

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul H. Bristow and Steven F. Coleman, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any other registration statement for the same offering that is effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the indicated capacities on April 4, 2000.

                  Signature                               Title
                  ---------                               -----
 By: /s/ John A. Blanchard III               Chairman of the Board and Chief
    ----------------------------------       Executive Officer (Principal
     John A. Blanchard III                   Executive Officer)

 By: /s/ Paul H. Bristow                     Executive Vice President and
    ----------------------------------       Chief Financial Officer
         Paul H. Bristow                     (Principal Financial and
                                             Accounting Officer)

                                 EXHIBIT INDEX

 Exhibit
 Number  Description of Exhibit
 ------- ----------------------
  1.1*   Form of Underwriting Agreement
  2.1    Initial Public Offering and Distribution Agreement, dated as of March
         31, 2000, by and between Deluxe and eFunds
  3.1    Amended and Restated Certificate of Incorporation of eFunds
         Corporation
  3.2    Bylaws of eFunds Corporation
  4.1*   Form of eFunds common stock certificate
  4.2*   Rights Agreement, by and between eFunds and            as Rights agent
  5.1*   Opinion of Dorsey & Whitney LLP
 10.1    Assignment and Assumption Agreement, dated as of March 31, 2000, by and between eFunds and Deluxe
 10.2*   Third Party Indemnification Agreement, dated as of March 31, 2000, by and between eFunds and Deluxe
 10.3    Registration Rights Agreement, dated as of March 31, 2000, by and between Deluxe and eFunds
 10.4*   Tax Sharing Agreement, by and between eFunds and Deluxe
 10.5*   Employee Benefits Agreement, by and between eFunds and Deluxe
 10.6*   Real Estate Agreements, by and between eFunds and Deluxe including:
 10.7*   Purchase Agreement, by and between eFunds and Deluxe
 10.8*   Transition Services Agreement, by and between eFunds and Deluxe
 10.9*   Master Services Agreement, by and between eFunds and Deluxe
 10.10*  ONE Channel Management Agreement, by and between eFunds and Deluxe
 10.11*  Data Sharing Agreements, by and between eFunds and Deluxe
 10.12*  Data Contribution Agreement, by and between eFunds and
 10.13*  Processor Agreement, by and between eFunds and Deluxe
 10.14*  Data License Agreement, by and between eFunds and Deluxe
 10.15*  ACH Agreement, by and between eFunds and Deluxe
 10.16*  Loan Agreement, by and between eFunds and Deluxe
 10.17*  Government Services Indemnity Agreement, by and between eFunds and
         Deluxe
 10.18*  eFunds Corporation 2000 Stock Incentive Plan
 10.19*  eFunds Corporation Stock Incentive Plan for Deluxe Conversion Awards
 10.20*  Form of Award Agreement
 10.21*  Executive Employment Agreement, by and between eFunds and John. A.
         Blanchard III.
 10.22*  Letter Agreement, dated as of February 28, 2000, by and between eFunds and Debra A. Janssen
 10.23*  Letter Agreement, dated as of February 29, 2000, by and between eFunds and Dr. Nikhil Sinha
 10.24*  Letter Agreement, dated as of      , 2000, by and between eFunds and
         Paul Bristow
 10.25*  Letter Agreement, dated as of      , 2000, by and between eFunds and
         Steven F. Coleman
 10.26*  Form of Executive Retention Agreements for eFunds executives
 21.1*   Subsidiaries of eFunds

 Exhibit
 Number  Description of Exhibit
 ------- ----------------------
  23.1   Consent of Deloitte & Touche LLP
  23.2*  Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)
  24.1   Power of Attorney (included on signature page)
  27.1   Financial Data Schedule

--------
  *  To be filed by Amendment.